UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

ANNUAL REPORT 2010

2010 Annual Report

Contents

1. Our Objectives and Strategy	2
2. Corporate Governance	4
3. Our Shareholders / Stock Price Development	11
4. Macroeconomic Context	13
5. The Argentine Electricity Market	15
6. Relevant Events of the Fiscal Year	26
7. Description of Our Assets	33
8. Human Resources	58
9. Corporate Responsibility	59
10. Systems	63
11. Environmental Management	64
12. Implementation of International Financial Information Standards	66
13. Results of Operations	67
14. Dividend Policy	83
15. The Board of Directors’ Proposal	83
Exhibit I. Corporate Governance Report	84

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2010 Annual Report

To the Shareholders of Pampa Energía S.A. (“Pampa” or “the Company”):

In accordance with statutory and by-laws provisions currently in force, we submit to your consideration the Annual Report and the Financial Statements as of December 31, 2010 and for our sixty-seventh fiscal year then-ended.

1.           Our Objectives and Strategy

The year 2010 comes to an end with us having made headway in the attainment of our objectives, with varying degrees of success. In the first place, we centered our efforts in the completion of the conversion to combined cycle at our Central Térmica Loma de la Lata, which delivered a 178 MW increase in its installed capacity with no need for additional volumes of natural gas. Kicked off in 2007, this expansion project will demand, overall, a total investment of about US$233 million. Having encountered some setbacks during the start-up stage, we now estimate that commercial operation will begin in the second quarter of 2011. We believe that the completion of this expansion project will be of the utmost importance to Pampa as it will mean a significant increase in the generation of cash flows from our electricity generation segment.

Bearing in mind that natural gas is a primary resource for generation at our thermal power plants, we continued with our efforts to enter the natural gas sector. To that end, we agreed on a set of joint investments with Petrobras and Apache, totaling approximately US$36 million, and we also set in motion the execution of other projects, though at a smaller scale. With Pampa being a major consumer of natural gas in Argentina, at close to 7% of Argentina’s consumption capacity, we believe that these agreements, together with some others being currently analyzed, will be beneficial not only as a means of ensuring the operation at our thermal power plants but also as a contribution to increased profitability for our business.

There is an event that we believe will constitute a new milestone in Pampa’s history. Having been executed in January 2011, it has to do with the acquisition of new assets, both directly and/or through our subsidiaries. In this regard, during the year 2010 we negotiated the acquisition of AEI’s ownership interest in the electricity distributors Emdersa (a 77.2% interest) and Eden (a 90.0% interest) as well as CIESA’s entire defaulted indebtedness (US$322 million). CIESA is TGS’s controlling company and holds a 55.3% interest in TGS’s capital stock. Therefore, in January 2011 we accepted AEI’s offers to sell and at March 2011 we had paid and closed the acquisitions. Thus, it is through Edenor that we have incorporated approximately 850 thousand customers served by Emdersa and Eden, a figure that comes on top of the 2.7 million customers currently served by Edenor and which will stand for additional EBITDA based on 2010 figures of approximately US$75 million between the two distributors. In connection with the acquisition of CIESA’s unpaid overdue outstanding debt, we are working with the objective of re-implementing the restructuring agreement that had been signed in September 2005 whereby we would capitalize the acquired debt in exchange for a 50% stake in the capital stock of CIESA, which by then would be controlling a 51.0% of TGS, andr any other agreement whereby the Company would be in a position to obtain similar benefits. This would allow CIESA to leave behind the delinquency process that has dragged on for the past 8 years and our expectation is that there would be tangible benefits for CIESA, TGS, the shareholders of both companies, and the users of the public service provided by TGS. Also during 2010 we negotiated the purchase of a 100% stake in EPCA, a company that holds a 10% interest in CIESA’s capital stock: we accepted their offer to sell in January 2011 and the transaction is now subject to the stipulated conditions precedent. Pursuant to CIESA’s restructuring agreement mentioned above, as soon as the restructuring has been consummated, EPCA would be wielding direct control over a 4.3% interest in TGS.

Finally we want to underscore our efforts to contribute to the safe and stable supply of a demand for electricity that has been growing sustainably for the past years. In this regard, 2010 represented for the Argentine electrical system the eighth consecutive year of unprecedented peak capacity demand, with a load of 20,843 MW, 48% above the peak registered in 2001. In 2010 Pampa invested AR$436 million in transmission and distribution network maintenance and upgrades, as well as AR$276 million in our electrical generation facilities, including the investments made in the project to upgrade our Loma de la Lata thermal power station.

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For the year 2011 our objectives and strategy will focus mainly on:

•     Starting commercial operations of the 178 MW from the expansion at Central Térmica Loma de la Lata, in the framework of the Secretariat of Energy’s Resolution No. 220/2007, as well as in the Energy Plus scheme.

•     Consolidating under our subsidiary Edenor the operations of the electricity distributors Emdersa and Eden, focusing on the operational synergies amongst them.

•     Restructuring CIESA’s debt acquired from AEI, thus bringing to a final conclusion the delinquency status that had affected CIESA for the past 8 years.

•     Implementing the investment agreements made with Petrobras and Apache and exploring new opportunities in the oil and gas sector contributing to ensure the supply of natural gas for our thermal power plants.

•     Availing ourselves of any improvements in the electricity sector’s tariff schedule, where we plan to continue with our negotiations for the recovery of tariffs.

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2.           Corporate Governance

In Pampa we believe that the best way of retaining and protecting our investors is to adopt and implement the best corporate governance practices which enable us to consolidate our position as one of the most transparent and reliable companies in the market.

To this end, we work at all times to incorporate these practices taking into account the international market trends and the local and international regulations in force which are applicable in terms of corporate governance.

For further information on this matter, please see Exhibit I of this Annual Report where we have included the Corporate Governance Report required by our Code of Corporate Governance (hereinafter, the “Code”) implemented pursuant to General Resolution No. 516/2007 of the National Securities Commission (hereinafter “CNV”).

2.1 | Pampa’s Corporate Governance Structure

The Board of Directors

The power to adopt decisions in the Company is vested in the Board of Directors. The Board of Directors is composed of nine directors and seven alternate directors, of whom four directors and two alternate directors are independent with the meaning attributed to “independence” by the criteria laid down by CNV’s rules. All our directors are elected for a term of three years and can be successively reelected, except for our independent directors, who cannot be reelected for successive terms.

The directors who perform executive functions are entitled to a remuneration that must be approved by the Audit Committee, and they are required to sign exclusivity and non-competition agreements and to be holders of 45 million shares of the Company in order to exercise the warrants (“Warrants”) granted to them over the shares of common stock of Pampa Energía S.A. These provisions are designed to ensure a strong alignment of interests of our management with those of the rest of Pampa’s shareholders.

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At present, the composition of Pampa’s Board of Directors is as follows:

Name	Position	Independence
Marcos Marcelo Mindlin	Chairman	Non Independent
Ricardo Alejandro Torres	Vice Chairman	Non Independent
Gustavo Mariani	Director	Non Independent
Damián Miguel Mindlin	Director	Non Independent
Diego Martín Salaverri	Director	Non Independent
Pablo Adrián Grigio Campana	Director	Independent
Diana Mondino	Director	Independent
Miguel Kiguel	Director	Independent
Luis Caputo	Director	Independent
Pablo Díaz	Alternate Director	Non Independent
Alejandro Mindlin	Alternate Director	Non Independent
Roberto Luis Maestretti	Alternate Director	Non Independent
Brian Henderson	Alternate Director	Non Independent
Silvestre Hernán Bisquert	Alternate Director	Independent
Gabriel Cohen	Alternate Director	Non Independent
Carlos Tovagliari	Alternate Director	Independent

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Executive Officers

The table below offers certain information concerning our executive officers:

Name	Position
Marcos Marcelo Mindlin	Chairman
Ricardo Alejandro Torres	Vice Chairman, Chief Executive Officer and Generation Director
Damián Miguel Mindlin	Vice Chairman and Portfolio Director
Gustavo Mariani	Vice Chairman and Business Development Director
Alejandro Mac Farlane	Distribution Director
Roberto Luis Maestretti	Administrative and Finance Director
Gabriel Cohen	Corporate Finance Director
Horacio Jorge Tomás Turri	Oil and Gas Director

Supervisory Committee

Pursuant to our by-laws, the supervision of the Company shall be vested in a Supervisory Committee composed of three members and three alternate members appointed by our shareholders.  The members of the Supervisory Committee must be lawyers or chartered accountants and serve for a term of three fiscal years.

The primary responsibility of the Supervisory Committee is to monitor de Board of Directors’ compliance with the Business Corporate Law, the bylaws, its regulations, if any, and the shareholders’ resolutions. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The Supervisory Committee is composed by the following members:

Name	Position
José Daniel Abelovich	Statutory Auditor*
Walter Antonio Pardi	Statutory Auditor
Damián Burgio	Statutory Auditor
Marcelo Héctor Fuxman	Alternate Statutory Auditor
Germán Wetzler Malbrán	Alternate Statutory Auditor
* Supervisory Committee chairman

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Audit Committee

The Audit Committee’s charter provides that the Audit Committee shall be comprised of three members, all of whom must be independent in line with the independence criteria laid down by the CNV rules. The Audit Committee’s members must have professional experience in finance, accounting, law or management.

The Audit Committee is responsible for performing of the duties set forth in the Public Offering Transparency Regulations, which include, without limitation, the following:

•       Overseeing the operation of both the Company’s internal controls and administrative and accounting system ensuring the reliability of the latter and of all the financial information or other significant matters submitted to the authorities in compliance with the various information regimes currently in place.

•       Advising the Board of Directors in connection with the nomination of the candidates to be appointed independent directors and serve in the Audit Committee.

•       Delivering an opinion about the proposal presented by the Board of Directors for the appointment of the external auditors to be hired by the Company and overseeing independence-related issues.

•       Reviewing external auditors’ plans, supervising and assessing their performance and rendering an opinion thereon at the time of the submittal and publication of the statutory annual financial statements.

•       Reporting on the external audit fees and on any other service rendered by the audit firm as well as by other professional services firms in the field of audit, accounting, internal control systems and financial and administrative advisory services.

•       Monitoring the enforcement of the policies that govern the Company’s risk management information.

•       Providing the market with complete information concerning any transaction that may involve conflicts of interest with corporate governance members or controlling shareholders.

•       Approving transactions with related parties whenever statutory provisions so require, rendering a well-founded opinion and communicating it in compliance with the law whenever the possibility exists of a potential conflict of interest arising at Pampa.

•       Approving any remuneration proposal concerning Pampa’s directors.

•       Verifying compliance with any applicable rules of conduct.

At present, the composition of Pampa’s Audit Committee is as follows:

Name	Position
Diana Mondino	Chairman
Miguel Kiguel	Member
Luis Caputo	Member
Carlos Tovagliari	Alternate Member

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Committees

Pampa’s Board of Directors in turn hosts a Management Committee to deal with all those technical and administrative matters inherent in Pampa’s day-to-day management.

            In addition, the Management Committee has other committees that report to it, including: (i) the Disclosure Committee, created in 2009, that is responsible for compiling, classifying and analyzing all the corporate information in order to determine which information is to be relayed to the market and how, in the terms and with the scope set forth by the local and/or foreign statutory provisions that apply to Pampa; (ii) the Ethics Committee, created in 2010 and entrusted with the mission of reviewing every case and adopting decisions concerning the actions to be implemented vis-à-vis behaviors, acts or events which, having been analyzed in the light of the procedures prescribed by each one of Pampa’s corporate governance policies in place, represent a severe policy violation; (iii) the Cash Flow Committee, created in 2009 with the purpose of reviewing, analyzing and following up Pampa’s cash flow; and (iv) the Finance Committee, created in 2009 to implement Pampa’s general investment and indebtedness guidelines as established by the Management Committee.

2.2 | Protection of Minority Shareholders

In relation to the protection of Pampa’s minority shareholders, Pampa’s bylaws contain significant safeguards, including:

•       Only one kind of shares of stock, carrying the same economic and shareholder rights.

•       Obligation to offer to all our shareholders the opportunity to sell their shares to any shareholder who acquires a 35% interest in the outstanding capital (unless the acquirer already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing price of the shares during the 120-day period preceding the offer.

•       Obligation to offer to all the shareholders the opportunity to sell their shares to any shareholder who acquires a controlling interest (unless the acquirer already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing price of the shares during the 120-day period preceding the offer or the highest price per share paid by the Offeror during the last two years.

•       Special majorities of up to 67% of the votes required for amending any clauses of the bylaws, such as those regarding the Tender Offer and the Audit Committee’s charter.

2.3 | Corporate Governance Policies

Business Conduct Code – Ethics Hotline

The Company has a Business Conduct Code which lays down the ethical principles that are the pillars of the relationships between Pampa, its employees and suppliers, and provides means and instruments that ensure transparency in the handling of matters and issues that may affect the adequate management of Pampa.

Within the context of the various corporate governance policies adopted in the course of 2010, Pampa’s Management Committee approved the implementation of the Ethics Hotline as a channel to be solely used for reporting, in the strictest confidentiality, any presumed irregularity concerning the Business Conduct Code and/or violations thereof.

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Code of Best Practices in Securities Trading

This Code has been prepared for the avoidance of “insider trading” practices by Pampa’s employees, that is, to prevent the use of material non-public information for gaining advantage for oneself or others either directly or indirectly.

This Code is to be observed company-wide at Pampa and its subsidiaries, including directors, members of the Supervisory Committee and the top-ranking management lines and it also extends to their families or the persons who live with them, as well as to certain Pampa suppliers.

Policies concerning Transactions with Related Parties

All the transactions involving a substantial amount carried out by Pampa with any individual and/or legal entity who, according to the provisions of the regulations in force, is considered a “related party” shall be subject to a prior and specific authorization and control procedure which is implemented under the supervision of Pampa’s Department of Corporate Law and involves both Pampa’s Board of Directors and the Audit Committee (as applicable).

Self-Assessment Questionnaire for the Board of Directors

Following the recommendations included in General Resolution No. 516/2007 issued by the National Securities Commission, Pampa’s Board of Directors approved the implementation of a self-assessment questionnaire, which will enable it to annually analyze and assess its own performance and management.

The Company’s Department of Corporate Law is responsible for the analysis and filing of the questionnaire, which will be answered individually by each member of the Board of Directors, and, based on the results, it shall put forward to Pampa’s Board of Directors all the measures it deems appropriate in order to improve the performance of the Board of Directors' duties.

Relevant Information Disclosure Policy

In the year 2009, Pampa’s Management Committee approved the Relevant Information Disclosure Policy in order to regulate the basic principles that guide the operation of the processes to be followed when publishing information relevant to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Previous Approval of External Auditors’ Services Policy

In the year 2009 Pampa’s Management Committee approved the Previous Approval of External Auditors’ Services Policy to provide an internal procedure for performing the Audit Committee’s duty to approve, in advance, the engagement of the External Auditor for the supply of any type of permitted service to Pampa or to any of its subsidiaries.

Fraudulent Practices Prevention Program

In accordance with the provisions under the Foreign Corrupt Act of the United States of America and as a supplement to its Code of Corporate Conduct, in 2010 Pampa implemented its Fraudulent Practices Prevention Program which lays down the responsibilities, functions and methodology relating to the prevention and detection of irregularities and fraudulent acts in Pampa and/or in any other company in the Pampa Group.

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3.           Our Shareholders / Stock Price Development

As of December 31, 2010, Pampa’s outstanding stock capital consisted of 1,314,310,895 common shares of one peso par value per share. The following table contains information on the ownership of Pampa’s common shares as of such date:

Name	Number of Shares	Percentage of Capital
Control Group	197,872,164	15.1%
Public Float	1,116,438,731	84.9%
Total	1,314,310,895	100.0%
Note: it does not contemplate the warrants issued in favor of some of Pampa’s executives. “Management” includes the interests held by Pampa Holdings LLC, Dolphin Fund Management S.A., Dolphin Créditos S.A., Dolphin Finance S.A., Grupo Dolphin S.A., Marcos Marcelo Mindlin, Gustavo Mariani, and Ricardo Alejandro Torres.

Pampa is listed on the Buenos Aires Stock Exchange (“BCBA”) and it is amongst the highest weighting Argentine companies in the Merval index (8% since January 1, 2011). In addition, starting on October 9, 2009, it has an American Depositary Share program (1 ADS = 25 shares) admitted for listing in the New York Stock Exchange.

Standard & Poor’s International Ratings LLC, Argentine Branch, maintained its “Global 2 Rating” assigned to Pampa’s shares, based on its “Regular” capacity to generate income and “High” liquidity. This rating allows Argentine institutional investors to hold shares in Pampa.

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The following chart shows the development of the price per share and traded volume in the BCBA from January 2006 to December 31, 2010:

* Price adjusted by preemptive subscription rights.

Source: Buenos Aires Stock Exchange

Finally, the following chart shows the development of the price per ADS and traded volume in the NYSE from October 9, 2009 to December 31, 2010:

Source: The Bank of New York Mellon.

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4.           Macroeconomic Context

Economic Activity

Throughout 2010, the Argentine economy underwent a process of major recovery and exhibited upward trends in its main macroeconomic variables: GDP went up by approximately 8.5%, way in excess of the percentage forecasted at the close of the previous year. The reasons for such an increase in the level of activity are to be found in the good weather conditions and in the dynamics of external demand as these two factors had significant bearing on the volume of agricultural and beef exports.

The agricultural sector performed better due to not only a larger output but also the recovery in commodities’ prices, responsible for the increase in this sector’s income. This means that the agricultural and beef sector helped to boost not only the level of activity but also exports and tax revenues originating in export duties.

Changes in Prices

According to the Argentine Institute of Statistics and Censuses (“INDEC”), in 2010 the Consumer Price Index, General Level, accumulated a 10.9% rise. In the first quarter of the year, this increase was intensely influenced by the Food caption, especially by beef prices. In the following months, the pace of the increases desaccelerated basically due to the lesser pressure exerted by the Food caption. However, Pampa Energía’s consolidated labor costs rose by approximately 29% in 2010, compared to the same period a year earlier, whilst its consolidated selling and administrative expenses (excluding labor costs) rose by 24% in the same period.

Fiscal Situation

By year-end, Argentina’s tax revenues had risen by 34.4% compared to 2009, totaling AR$409,900 million. This improvement in the fiscal situation is attributable to the steep rise in tax revenues, in the region of AR$105,000 million, of which AR$24,300 million originate in the social security system whilst AR$49,700 million and AR$31,000 million originate, respectively, in the collections of the Tax Authority (“DGI”) and the Customs Directorate (“DGA”). The main reasons for the increase are an intensely dynamic domestic consumption, larger foreign trade volumes, the prices of commodities and the increase in taxable aggregate salaries.

In turn, primary expenditures rose as well, reaching AR$315,288 million which, compared to the previous fiscal year, stands for a positive 25.3% variation. Principally, these increases were in the salaries of government employees (42.2%), social security benefits (28.6%) and transfers to the private sector (44.6%).

The fiscal accounts for 2010 yielded a primary surplus of AR$25,115 million, a positive 45.3% variation compared to the previous fiscal year. In addition, from a financial deficit of AR$7,131 million in 2009, by the end of 2010 Argentina recorded a financial surplus of AR$3,068 million.

Financial System

In Argentina, the international financial crisis met with a financial system that solidly endured it, with a public sector honoring its commitments and a banking system that succeeded in maintaining the level of deposits.

The improvement exhibited by Argentina’s financial situation in recent years, the re-launch of the debt swap and the negotiations with the Paris Club were all factors that favored the financial system. As to the foreign exchange market, the USD/Argentine Peso exchange rate at the close of the year was US$1 = AR$3.98, indicative of a year-on-year accumulation of a 4.7% increase.

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In 2010, the international reserves at the Argentine Central Bank reached a minimum of US$47,265 million in April, after the Argentine Treasury paid the dollar bond maturities with international reserves. However, the stock of foreign currency reserves rose steeply nearing the end of the year, to US$52,179 million. Furthermore, the accumulated increase in foreign currency reserves in 2010 equaled US$4,212 million, basically driven by the purchases of foreign currency made by the Argentine Central Bank which totaled US$11,805 million, surpassing the reduction associated to the application of international reserves to the repayment of sovereign debt.

For the fifth year in a row, Argentina’s financial system posted net capital outflows. According to estimates, in 2010 US$11 billion fled the financial system. Anyhow, this figure is far from the US$23,098 million posted in 2008 and the US$14,123 million that had left the system a year earlier.

Trade Balance

Against the backdrop of an upturn in foreign trade after the global financial crisis, Argentina’s trade balance at the end of 2010 had yielded a US$12,057 million surplus, implying a 28.6% decrease compared to 2009 due to the major growth in imports. According to INDEC, imports rose by 46% in 2010, to US$56,443 million, whilst exports rose by 23%, to US$68,500 million.

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5.           The Argentine Electricity Market

5.1 | Generation

Demand Side

During 2010, the demand for electricity grew by 5.9% when compared to 2009, with the respective demands being 110,767 GWh and 104,592 GWh for 2010 and 2009.

The following chart provides a breakdown of the demand for electricity in 2010 by type of customer:

Electricity Demand by Customer Type

100% = 110,767 GWh

Source: CAMMESA and Pampa Energía’s own analyses.

            In turn, a new 20,843 MW record of capacity load was registered on August 3, 2010, which was 6.5% above the peak for 2009.

Peak Capacity Records

	Summer 2008	Winter 2008	Summer 2009	Winter 2009	Summer 2010	Winter 2010
Capacity (MW)	17,930	19,126	18,596	19,566	19,370	20,843
Date	02/20/2008	06/23/2008	02/19/2009	07/24/2009	01/29/2010	08/03/2010
Temperature (°C)	28.1	8.4	29.2	5.1	34.0	1.6
Time	10:01 PM	7:37 PM	10:00 PM	7:59 PM	2:52 PM	7:45 PM

Source: CAMMESA.

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Supply Side

           2010 saw a 3.8% increase in the generation of electricity which was 112,721 GWh and 108,559 GWh for the years 2010 and 2009, respectively.

            Thermal generation continued to be the main resource to supply demand as it contributed 66,349 GWh (58.9%), followed by hydroelectric generation net of pumping, which contributed 39,680 GWh (35.2%) and nuclear generation, which stood for 6,692 GWh (5.9%). There were also imports, for 2,352 GWh (15.3% in excess of 2009), exports for 361 GWh (78.7% lower than in 2009) and losses for 3,944 GWh (7.9% lower than in 2009).

            Hydroelectric generation in 2010 was similar to that recorded in 2009 (0.3% lower). In this way, thermal generation continued to be the main source for the supply of electricity, fueled both by natural gas and by liquid fuels (diesel oil and fuel oil), and mineral coal mainly during the winter months.

           The following chart illustrates electricity generation by type of source (thermal, hydroelectric and nuclear):

Electricity Generation by Type of Station

Source: CAMMESA.

Note: includes WEM and WEM. Hydroelectrical generation net of pumping.

During 2010 generation facilities experienced an increase in installed capacity of 1,100 MW compared to the previous year, reaching a total of 28,143 MW. New capacity additions are mainly attributed to the commercial commissioning of the FONINVEMEN’s Timbués and Belgrano combined cycles for a total of 551 MW, and to the start-up in August 2010 of the Central Térmica Pilar units that total 330 MW.

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The following chart details the additions of new units during 2010:

	Company	Type	Location	Installed Capacity (MW)
January	FONINVEMEM	CC	Buenos Aires	267
	Enarsa	Diesel	Corrientes	3
	Enarsa	Diesel	Buenos Aires	5
	EPEC	Diesel	Córdoba	3
February	FONINVEMEM	CC	Santa Fe	284
	Enarsa	Diesel	Formosa	7
March	Enarsa	Diesel	Chaco	8
April	Enarsa	Diesel	Chaco	15
June	Enarsa	Diesel	Chaco	15
July	Enarsa	Diesel	Misiones	9
August	EPEC	Gas Turbine	Córdoba	330
	Enarsa	Diesel	Formosa	4
September	Albanesi Group	Gas Turbine	Córdoba	100
	Enarsa	Diesel	Misiones	5
	Enarsa	Diesel	Chaco	3
	Medanito	Diesel	Neuquén	25
December	Enarsa	Diesel	Corrientes	5
	Enarsa	Diesel	Entre Ríos	12
Total				1.100

Source: CAMMESA and Pampa Energía’s analysis.

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Finally, the following chart illustrates the structure of Argentina’s installed capacity as of December 31, 2010:

Argentina’s Installed Capacity

100% = 28.1 GW

Source: CAMMESA.

The Price of Electricity

            During this year, the authorities responsible for the energy sector have continued with the policy adopted in 2003 and consisting in having the spot price at the Wholesale Electricity Market (“WEM”) determined on the basis of the maximum variable production costs recognized to power stations that are either fed with gas or available with natural gas, even if these cannot avail themselves of gas (Resolution SE No. 240/03). Therefore, this price, as recognized, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price determined is equal to the marginal cost of the last gas-fed power station dispatched, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not determined as the spot price, rather, what is recognized as the WEM spot price is the cost that would have resulted if natural gas had been used instead and the additional cost incurred when using liquid fuels is recognized outside the determined WEM price, as a temporary dispatch surcharge.

When it comes to the supply of fuels for electricity generation, the authorities have resorted to a number of procurement mechanisms, including an Agreement with the principal electricity generators which provides that natural gas volumes will be managed by CAMMESA with a view to optimizing: natural gas consumption in the most efficient generation units, contracts for liquefied natural gas and its re-gasification, natural gas imported from Bolivia, among others. All this notwithstanding, the supply of natural gas continued to be insufficient to meet the needs of electricity generation, which explains why electricity generation had to continue relying on the consumption of liquid fuels.

In this respect, the consumption of natural gas for 2010 was slightly lower than in the previous year (11,573,394 m3). This decline, combined with the increase in electricity demand, caused liquid fuel consumption to be much higher than in 2009. Gas oil consumption was 71.4% higher than that recorded in 2009 (1,670,909 m3). Likewise, fuel oil consumption was 41% higher than in the previous year (2,262,663 tn) while mineral coal consumption remained almost unchanged (873,896 tn). As a result, generation costs were in excess of the ordered market spot price during a major portion of the year.

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In relation to the amounts paid for generation capacity, the regulatory framework currently in force continues to be the same as enacted in 2002 which limits the establishment of the short-term marginal cost and freezes the compensation for the capacity made available at AR$12 per MW through November. From December 2010 onwards, electricity Generators executed an Agreement with the Secretariat of Energy to increase the prices of capacity and of Operation and Maintenance compensation (see “New Cost Recognition and Compensation System” in page 20 of this Annual Report).

Additionally, the amounts paid for the energy generated with fuel oil bought by the generators was subject to the same regulatory framework applied in 2008, recognizing the price paid for purchasing fuel oil and adding a further 10% as financial and administrative charges with a maximum regulated price of US$60.5 per bbl.

The Performance of Prices in the WEM

The following chart illustrates the monthly average price of electricity paid to electricity generation companies:

Monthly Mean Price of Electricity in the Spot Market

Source: CAMMESA.

As a comparison, the following chart shows the monthly average price that all the users of the electrical system should have to pay for the system to at least break even. Said cost includes, in addition to the price of energy, the charges for power, the actual cost of generation based on liquid fuels such as fuel oil or gas oil and other minor components.

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Monthly Mean Monomic Cost

Source: CAMMESA.

New Scheme for Recognizing Costs and Remuneration

On November 25, 2010, the Secretariat of Energy and representatives from several conglomerates in the electricity generation sector1, including Pampa Energía, signed the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to Generation”.

This Agreement seeks to continue with the adaptation of the Wholesale Electricity Market (“WEM”), enable the incorporation of new generation to meet the increased demand for energy and power in the WEM, determine a mechanism to pay the generators’ Sales Settlement with Maturity Dates To Be Determined (“LVFVD” as per the initials in Spanish) representative of the generators’ claims spanning the period that began on January 1, 2008 and ends on December 31, 2011, and finally, to define how to recognize the global remuneration due to Generators.

With a view to increasing the WEM’s installed power, there are plans to analyze generation projects whose execution will be financed with the funds raised through the “Temporary Fee towards the Formation of the 2008-2011 Agreement Fund” that the Secretariat of Energy is expected to implement and through the total repayment of the contributions paid in conformity with the “Final Agreement for Managing and Operating the Projects for Readapting the WEM as per the Secretariat of Energy’s Resolution No. 1427/2004” Section 4, Sub-section d), Paragraph 2. The generators will be in charge of constructing those projects based on the availability of the relevant funding.

Along these lines, it is to be noted that on January 13, 2011, the Secretariat of Energy issued its Resolution No. 3/2011 whereby it established a 120-month extension as from January 1, 2011, in the temporary enforcement of the AR$3.60 per MWh fee established by the Secretariat of Energy’s Resolution No. 1866 dated November 29, 20005, subject to the approval by the Ministry of Federal Planning, Public Investment and Utilities.

1In addition to Pampa Energía, there were representatives from the following conglomerates: AES Argentina, SADESA, Endesa Costanera, Central Dock Sud, Grupo Albanesi, Petrobras Argentina, Hidroeléctrica Chocón, Centrales de la Costa Atlántica, Hidroeléctrica Futaleufú and Energía del Sur S.A.

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To proceed with the repayment of the generators’ LVFVD representative of the generators’ claims spanning the period that began on January 1, 2008 and ends on December 31, 2011, it has been agreed that they will be paid through a Supply Agreement in the framework of the Secretariat of Energy’s Resolution No. 220/07 to be executed by the new generation power plants constructed as previously described.

The interest stipulated in Section 3 of the Secretariat of Energy’s Resolution No. 406/03 will be added to the LVFVDs that the Generators include under the Agreement and they will be converted into US Dollars at the exchange rate prevailing on the date of execution of the Agreement. The amount resulting from this calculation will then accrue an annual interest rate equivalent to the LIBOR at 30 days plus 5% as from the execution of the Agreement.

The amounts due on the LVFVD will be reimbursed in 120 monthly, equal and consecutive installments as from the commissioning of the projects constructed in the framework of the Agreement through the above-mentioned Supply Agreements.

As regards the remuneration payable to the Generators who are parties to the Agreement pending recognition, the increase foreseen in the remuneration for capacity made available – the values range from AR$30 per MW-hour to AR$42 per MW-hour of remunerated capacity according to the relevant technology (Gas Turbine, Steam Turbine or Combined Cycle) - in so far as the availability is equal to or higher than the Target Availability. Therefore, if the Target Availability were delivered, the remuneration for the capacity made available at Central Térmica Piedra Buena would be AR$35 per MW-hour of remunerated capacity, at Central Térmica Güemes it would be AR$38.5 per MW-hour of remunerated capacity and at Central Térmica Loma de la Lata it would be AR$35 per MW-hour of remunerated capacity.

In addition, it has been agreed that Generators will be granted an increase in the maximum values up for recognition in relation to the thermal equipment as “maintenance and fuel costs”2 , for the months in which the average availability exceeded the Target Availability. These values will be treated as “Temporary Dispatch Cost Overruns” and will not be taken into consideration in determining Dispatch Variable Production Costs. Neither will they take part in the calculation of the Spot Price.

Let us emphasize that both the increase in the remuneration for capacity and the recognition of the additional “maintenance and fuel costs” will come into force as from the execution of the Agreement, dated November 25, 2010. As of December 31, 2010, Pampa Energía and its generation subsidiaries have recognized revenues associated to that agreement for AR$8.8 million. This notwithstanding, on February 3, 2011, through its Note No. 924, the Secretariat of Energy instructed CAMMESA to consider the remuneration items stipulated in the Agreement as LVFVD in the WEM’s monetary transactions until the execution of the supplementary addenda.

Finally, as a consequence of the Agreement, the claims held by Hidroeléctrica Los Nihuiles S.A. (“HINISA”), a Pampa Energía S.A. subsidiary, which were a part of the amounts paid as mandated by Resolution 406/2003, Sub-section c) prior to the Agreement, will now be treated as a part of the amounts paid as mandated by Resolution 406/2003, Section 4, Sub-section e). Therefore, the order of priority for payment of such claims has changed in favor of HINISA: as from the modification, HINISA’s claims will be paid together with the Variable Production Costs.

2When generation relies on liquid fuels, AR$8/MWh will be added, whilst natural gas-powered generation shall be recognized an increase of AR$4/MWh. Prior to the execution of the Agreement, the maximum amount recognized in favor of generation with liquid fuels was AR$12.96/MWh and in favor of natural-gas fed generation it used to range from AR$7.96/MWh to AR$10.81/MWh according to the type of technology and the relevant power.

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5.2 | Transmission

Growth of the High-Voltage Transmission System

The following chart shows the cumulative growth in transforming capacity and the cumulative growth in the number of kilometers of the high-voltage transmission system lines, in contrast to the percentage cumulative growth in peak load since 1992.

Transmission System Performance

Accumulated Growth (in %)

Source: Transener and CAMMESA.

As illustrated in the previous chart, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of the Federal Plan has endowed Argentina’s National Interconnected System with increased stability and improved conditions for meeting the rising demand.

Transener’s Tariff Situation

The Public Emergency and Foreign-Exchange System Reform Law (Law No. 25,561) mandated that public utilities such as Transener and its controlled company, Transba, were under a duty to renegotiate their existing agreements with the Argentine Government whilst continuing with the supply of the electricity utility. This situation has materially affected Transener and Transba’s economic and financial condition.

Therefore, in May 2005 Transener and Transba signed with Public Utility Contract Renegotiation and Analysis Unit (“UNIREN”) the Memoranda of Understanding that lay down the terms and conditions for the adjustment of the Concession Agreements, which were ratified by the Decrees of the Executive Branch No. 1,462/05 and 1,460/05, respectively, on November 28, 2005.

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According to the provisions agreed in the Memoranda of Understanding, i) a Full Tariff Review was expected to be conducted with the ENRE to determine a new tariff regime for Transener and Transba which was supposedly coming into force in February and May 2006, respectively and ii) any increases in the operations costs incurred until the coming into force of the tariff regime resulting from said Full Tariff Review were to be recognized.

Therefore, starting in December 2006, Transener has been communicating to the ENRE the need for regularizing compliance with the provisions agreed in the Memorandum of Understanding, denouncing the ENRE’s failure to abide by the covenants stipulated in the Memorandum of Understanding, the grave situation caused by said non-compliances, as well as Transener’s willingness to continue with the Full Tariff Review to the extent the remaining duties assumed by the Parties are complied with and a resolution is passed to implement the new regime arising from the Full Tariff Review. In turn, Transba asserted before the ENRE demands similar to those asserted by Transener with the adaptations required by the terms and investments to be committed based on Transba’s Memorandum of Understanding.

The Secretariat of Energy issued resolutions SE No. 869/08 and 870/08 on July 30, 2008 thereby extending the contractual transition period for Transener and Transba, respectively, until the effective coming into force of the Tariff Schedule resulting from the Full Tariff Review, and simultaneously fixing said effective date as February 2009.

In this sense, Transener and Transba filed their respective tariff claims pursuant to the provisions of the respective Memoranda of Understanding and Section 45 and related provisions of Law 24,065, for purposes of their treatment, discussing them in a Public Hearing and defining the new tariff schedule.

The above notwithstanding, as of December 31, 2010 the ENRE had not yet called the Public Hearing or treated the tariff claims requested by Transener and Transba under the scope of the Full Tariff Review.

Besides, by reason of the increase in operating costs and in labor costs originating from the enforcement of the Decrees of the Executive Branch No. 392/04 et seq. which have been climbing up since 2004, Transener and Transba have continued furnishing the ENRE with quarterly statements of the variations in the costs effectively incurred together with the respective claims to the ENRE so that in conformity with the clauses stipulated in that respect in the Memoranda of Understanding, ENRE should re-adjust the regulated revenues to be earned by Transener and Transba.

Therefore, Transener and Transba unsuccessfully demanded that ENRE should adopt all the administrative decisions required to have the tariff recognize all the cost increases occurred after the execution of the Memoranda of Understanding, resulting in the filing of legal actions.

It must be highlighted that UNIREN stated in a note that the cost monitoring mechanism and the service quality system were to be in force up and until the Full Tariff Reviews of Transener and Transba, respectively, came fully into force and that the delay in defining such process cannot be attributed to the Concessionaires and that the delay could not harm their rights.

Finally, on December 21, 2010, an Instrumental Agreement, supplementary to the Memorandum of Understanding executed with the UNIREN was reached with the Secretariat of Energy and the ENRE. The Instrumental Agreement stipulates:

    i.   The recognition of Transener and Transba's rights to collect the amounts resulting from cost variations during the period of June 2005 – November 2010;

   ii.   The cancellation of the financing received from CAMMESA by virtue of Resolution SE 146/02;

  iii.   A mechanism for the cancellation of pending balances during 2011;

  iv.   An additional financing amount to be destined to investments in the transmission system for the amount of AR$34.0 million for Transener and AR$18.4 million for Transba;

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In February 2011, CAMMESA estimated the amounts due to Transener and Transba for the variations in costs sustained in the period June 2005 through November 2010 as of January 17, 2011, according to the following detail (the date when the figures were adjusted): AR$265.2 million as principal and AR$148.0 million as interest. As of December 31, 2010, the two companies had booked the results arising from the recognition of the variations in costs by the Secretariat of Energy and the ENRE, up to the amounts collected as of that date through CAMMESA’s financing. Thus, income from sales in the amount of AR$61.9 million was recognized and so were financial interest in the amount of AR$80.7 million.

Proceedings were instituted before CAMMESA on December 31, 2010 seeking to formalize the Instrumental Agreement through a new addendum to the Loan and Receivable Assignment Agreement made with CAMMESA on May 12, 2009.

Pursuant to the Instrumental Agreement and subject to its performance, Transener and Transba abandoned the actions instituted for the protection of constitutional rights on grounds of arrears that had been filed with the courts and that sought to obtain recognition of the cost runoffs as well as the summons to a public hearing for undertaking the Comprehensive Tariff Review (for more information, please see section 6.4 of this Annual Report).

5.3 | Distribution

Edenor’s Tariff Situation

Law No. 25,561, the so-called “Economic Emergency Law” enacted on January 6, 2002, continued to be in force in 2010. It was pursuant to this law that all the clauses for adjustment in US Dollars and the indexation clauses stipulated in Edenor’s Concession Agreement were rendered ineffective.

On May 11, 2010, Edenor filed with ENRE a request for approval in order to apply the MMC8 as per the Exhibit I to the Memorandum of Understanding corresponding to the period November 2009/April 2010 for 7.103%, which should have been applied as from May 1, 2010.

On July 21, 2010, pursuant to its Resolution No. 421/2010, the ENRE resolved that Edenor should apply the same two tariff schedules applied in June and July 2009, and in August and September 2009 to the same periods of 2010. These schedules were calculated on the basis of the subsidized seasonal prices ordered by the Secretariat of Energy’s Resolution No. 347/10. The enforcement of these schedules aimed at mitigating the impact on the bills to be sent to residential customers with bi-monthly consumption in excess of 1,000 kWh in view of the increase in electricity consumption verified in winter. All the invoices continued to itemize the variable charge in order to identify the amounts subsidized by the Argentine Government and those not subsidized. Besides, these tariff schedules brought about, within their effective periods, changes in the values of the surcharges to be imposed within the PUREE.

Starting on October 1, 2010, the tariff schedule that had been ordered in October 2008, as per ENRE’s Resolution No. 628/2008, came into force again.

On November 12, 2010, Edenor submitted to the ENRE a request for approval for enforcing the MMC9 as per Exhibit I of the Memorandum of Understanding corresponding to the period May 2010-October 2010 for a value of 7.240%, which should come into force as from November 1, 2010.

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Edenor’s Residential Tariff: Positioning within the International Market

Consumption: 275 KWh per month

Note: Edenor’s tariffs are at December 2010. These values include all taxes. The exchange rate used is: AR$3.98/US$1.

Source: Edenor.

Edenor’s Industrial Tariff: Positioning within the International Market

Consumption: 1,095 MWh per month - Peak Load: 2.5 MW at Medium Voltage

Note: Edenor’s tariffs are at December 2010. These values include taxes except VAT. The exchange rate used is: AR$3.98/US$1.

Source: Edenor.

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6.           Relevant Events of the Fiscal Year

6.1 | Repurchase of Notes and Debt Issue

6.1.1 | Repurchase of Notes from Subsidiaries

In 2010 we continued to repurchase notes issued by Edenor, EASA, Transener, Central Térmica Güemes and Central Térmica Loma de la Lata.

During 2010, Pampa and its subsidiaries repurchased a total face value of US$176 million of its subsidiaries’ notes, including the repurchase of Edenor’s notes as described in 6.1.2 of this Annual Report. As a result of these repurchases, Pampa recorded a consolidated gain of AR$5.5 million.

As of December 31, 2010 and including the repurchases of 2008 and 2009, Pampa and its subsidiaries had repurchased a total face value of US$510 million of its subsidiaries’ notes. The following tables summarize our notes outstanding in pesos and dollars, the repurchases made and the gains generated by repurchases as of December 31, 2010:

Notes in US$

Subsidiary	Long-Term Notes	Maturity	Amount Issued (US$ thousands)	Amount Repurchased[1] (US$ thousands)	Amount Outstanding (US$ thousands)	Repurchase Results[2] (AR$ thousands)	Agreed rate
Transener	At par fixed rate	2016	220,000	97,200	122,800	144,098	8.875%
	At par class 63	2016	12,397	9,322	3,075		3% to 7%
	At par variable rate	2019	12,656	0	12,656	168,065	Libor + 0% to 2%
Edenor	At par fixed rate	2016	80,048	80,048	0		3% to 10%
	At par fixed rate	2017	220,000	195,243	24,757		10.5%
	At par fixed rate	2022	230,301	0	230,301		9.75%
EASA	At par fixed rate	2017	12,874	419	12,455	102,066	3% to 5%
	At discount fixed rate	2016	84,867	83,659	1,208		2,125% to 7%
CTG	At par fixed rate	2013	6,069	1,887	4,182	17,861	2.0%
	At par fixed rate	2017	22,030	18,196	3,834		10.5%
Loma de la Lata[4]	At discount fixed rate	2015	189,299	24,264	165,035	9,164	11.5%
Total			1,090,541	510,238	580,303	441,254

1 100%, not adjusted for minority interests.
2 Includes AR$435.8 million accumulated profits as of December 31, 2009. Does not include income tax expense and minority interests.
3 Amount issued refers to the amount outstanding as of December 31, 2008.
4 Amount issued includes capitalized interest.

Notes in AR$

Subsidiary	Long and Short-Term Notes	Maturity	Amount Issued (AR$ thousands)	Amount Repurchased (AR$ thousands)	Amount Outstanding (AR$ thousands)	Repurchase Results (AR$ thousands)	Agreed rate
Edenor	At par variable rate	2013	58.236(1)	0	58.236(1)	0	Badlar Privada + 6,75%
CPB	Short-term note	2010	66,295	0	66,295	0	Badlar Privada + 3,00%
	Short-term note	2011	80,000	0	80,000		Badlar Privada + 3,00%
Total			146,295	0	146,295	0

1 Outstanding amount as of December 31, 2010.

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It is important to note that the funds for these repurchases were raised through various shareholders’ capital contributions received as a result of capital increases made by Pampa and its subsidiaries. In the case of notes repurchased by Pampa, funds remaining from the AR$1,300 million capital increase of February 2007 were used. The notes acquired by Edenor were purchased with the funds remaining from the US$61 million capital increase of April 2007. Finally, the notes repurchased by Transener were mainly financed by the collection of the royalties for the Fourth Line.

From January 1, 2011 to the date of issuance of this Annual Report, Pampa and its subsidiaries have repurchased aggregate notes for a face amount of US$18 million and have realized holdings of notes of different subsidiaries acquired from the beginning of the repurchase operation in 2008, for an aggregate face amount of US$55 million.

6.1.2 | Issuance of Edenor’s Notes

On September 28, 2010, Edenor’s Board of Directors approved the issuance and placement through public offering or exchange of notes due 2022 at a fixed interest rate for a face amount of up to US$300 million. Concurrently with the offer for subscription and the offer for exchange, Edenor made a public offering of repurchase of Series 7 Notes at a cash repurchase price.

On October 25, 2010 and as a result of the offer for subscription in cash, Edenor issued notes in the face amount of US$140 million. Furthermore, as a result of the exchange offer, Edenor has accepted and exchanged Series 7 Notes for a face amount of US$90.3 million for notes due 2022 at a fixed rate of 9.75% for a face amount of US$90.3 million and paid US$9.5 million in cash, including payments of unpaid interest accrued on Series 7 Notes, and has accepted and purchased Series 7 Notes for a face amount of US$33.6 million, having paid US$35.8 million, including payment of unpaid interest accrued on Series 7 Notes.

The new Series 9 Notes in the amount of US$230.3 million have been issued at par and accrue interest at a fixed rate of 9.75% payable biannually on October 25 and April 25 each year, the first interest payment date being April 25, 2011 with repayment of principal in a single installment in 2022.

The net proceeds from the sale of the notes were used to refinance all or a portion of Edenor's outstanding indebtedness and/or to fund its capital investment plan and/or for working capital purposes.

6.1.3 | Central Piedra Buena’s (“CPB”) Short Term Notes “VCP”

On June 18, 2008 the General Ordinary and Extraordinary Shareholders' Meeting of CPB approved the creation of a global short term note program (“VCP”) in the form of simple, non convertible notes denominated in pesos, U.S. dollars or any other currency, secured or unsecured, subordinated or unsubordinated, for a maximum amount outstanding at any time of up to AR$200 million, and with repayment terms of up to 365 days. The meeting delegated to CPB's Board of Directors the power to establish certain conditions of the Program, the time of issuance and further terms and conditions applying to each series and/or tranche of notes to be issued under the Program. The proceeds of the VCP are allocated to investment in fixed assets, refinancing of debt and/or working capital.

Under this Program On May 11, 2010 CPB issued VCPs for a face amount of AR$66.3 million, which will accrue interest at Badlar plus 3%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis.

Furthermore, on October 22, 2010 CPB issued a new series of VCPs for an amount of AR$80 million, which will accrue interest at Badlar plus 3%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis.

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6.2 | Development at Petrolera Pampa and Provision of Gas Plus Agreements for Central Térmica Loma de La Lata (“CTLLL”)

6.2.1 | Investment Agreement with YPF: Termination

On November 26, 2010 in view of the lack of response to our request to extend the period for fulfillment of the stipulated conditions precedent, the Investment Agreement regarding the exploitation block known as “Rincón del Mangrullo” dated November 19, 2009, has expired.

6.2.2 | Signing of Contract for Purchase of Gas Plus and Partnership with Apache

On December 1, 2010, Pampa, through its subsidiaries Petrolera Pampa S.A. and CTLLL, entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to jointly engage in the development and exploitation of unconventional gas repositories.

The partnership with Apache will allow the production of 700,000 m3 per day of non conventional natural gas from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro. Pampa would invest approximately US$20 million during the next three years, representing 15% of the necessary investments for the development of said gas production, allowing Pampa to obtain its proportional participation in the production. All of this production will be assigned to the supply of CTLLL.

On August 5, CTLLL signed an agreement with Apache for the purchase of Gas Plus, for a period of three years, of 800,000 m3/day at a price of US$5.00 per MM BTU.

The agreements mentioned above guarantee the supply of 1,500,000 m3/day of Gas Plus that will be assigned to the consumption of CTLLL.

6.2.3 | Investment Agreement in the “El Mangrullo” Exploitation Block and Contract Negotiation for the Purchase of Gas Plus between CTLLL and Petrobras

On December 7, 2010, Pampa, through its subsidiaries Petrolera Pampa and CTLLL, has entered into an investment agreement with Petrobras Argentina S.A. (“Petrobras”) for the “El Mangrullo” block located in the province of Neuquén, under which Pampa will acquire, subject to the fulfillment of certain conditions precedent, 43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in the field mentioned above.

As a consideration for said acquisition, Pampa has committed to invest up to US$16 million on the drilling of those wells. The parties have estimated to obtain a total natural gas production of 400,000 m3/day from the wells under the Gas Plus Program, which will be allocated to the supply of CTLLL.

Moreover, the parties are negotiating a 400,000 m3/day Gas Plus contract, which is one of the conditions precedent to the investment agreement described above.

6.3 | Acquisition of Assets

6.3.1 | Acquisition of Assets of AEI in Argentina

On January 19, 2011, Pampa accepted an offer from a group of subsidiaries of AEI (the “Sellers”) to acquire whether directly or through its subsidiaries 100% of the equity of AESEBA S.A. (“AESEBA”), a company which owns 90% of the equity and voting rights of Empresa Distribuidora de Energía Norte S.A. (“EDEN”), an electricity distribution company with a concession area in the north and center of Buenos Aires province; and 77.2% of the equity and voting rights of Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”). EMDERSA is the controlling company of Empresa Distribuidora San Luis S.A. (“EDESAL”), Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”) and Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), among other companies. The agreed price was US$90 million for the equity of EMDERSA and US$50 million for the equity of AESEBA. In virtue of maximizing synergies and optimizing Pampa’s financial position, Pampa made a non consideration offer to Edenor pursuant to which said subsidiary would acquire these shareholdings. The offer was accepted by Edenor on March 4, 2011, date in which said operation was also closed. Within said offer, Pampa Energía and Edenor agreed that in the event that within 3 years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of said shares, Pampa Energía will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid to the Sellers for any of those shares. Edenor also agreed to assume the obligation to carry out, according to current legislation, the public tender offer for acquisition of shares of EMDERSA owned by minority shareholders that, due to the change in control of EMDERSA, it is required to do.

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Also, on January 27, 2011, Pampa closed the acquisition from AEI of 100% of the outstanding bonds issued on April 22, 1997 by Compañía de Inversiones de Energía S. A (“CIESA”), the controlling company of Transportadora de Gas del Sur (“TGS”) and other credits against CIESA, together with the rights over certain current lawsuits related to the Bonds, certain CIESA’s debt restructuring agreements, and civil responsibility of diverse parties. The Bonds were to be cancelled on April 22, 2002, and have a principal amount of U$$199.6 million plus accrued interest, which together with the other liabilities acquired adds up to around U$$325 million. The acquisition of the CIESA debt and the aforementioned rights was done for an amount of US$136 million, with the intention to re-implement the restructuring agreement signed on September 1, 2005 between CIESA, Petrobras Argentina S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A. (“EPCA”), ABN AMRO Bank N. V. Sucursal Argentina and the financial creditors, under which the latter would obtain 50% of CIESA's equity, which would control 51% of TGS, or another agreement that may allow Pampa to obtain similar benefits. In this way, CIESA would finally end the default process to which it has been subject for eight years, something that the Company hopes could result in tangible benefits for CIESA, TGS, and the shareholders of both companies and the users of the public service provided by TGS under the terms of its license.

Lastly, Pampa has obtained an option to acquire the rights over the lawsuit that Ponderosa Assets L.P. and Enron Creditors Recovery Corp have initiated against the Argentine Republic before the International Center for Settlement of Investment Disputes (“ICSID”) of the World Bank.

6.3.2 | Acquisition of Shares of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 28, 2011, Pampa accepted an offer to acquire all of the shares issued by Enron Pipeline Company Argentina S.A. (“EPCA”), a company which owns 10% of the share capital of Compañía de Inversiones de Energía S.A. (“CIESA”), which in turn owns 55.3% of the share capital of Transportadora de Gas del Sur S.A. (“TGS”). The total agreed price is US$29 million. As of today, the transaction’s closing is pending.

6.4 | Agreements Related to Transener and Transba

On May 12, 2009, Transener and Transba entered into a financing agreement with CAMMESA, for an amount up to AR$59.7 million and AR$30.7 million, respectively. On January 5, 2010, an extension of said agreement was subscribed for up to AR$107.7 million and AR$42.7 million, for Transener and Transba, respectively.

The financing agreement contemplates the possibility of a pre-cancellation, in case that the ENRE orders the retroactive payment owed to Transener and Transba, in concept of variations of costs since 2005 up to date.

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On September 27, 2010 Transener signed with CAMMESA under the same disbursement and cancellation conditions, a new financing agreement up to US$2.3 millions in order to pay maintenance in 500 kV interrupters of ET Alicurá. As of December 31, 2010, the certified amount by Transener was AR$1.2 millions, which full amount was pay by CAMMESA.

On December 21, 2010, Transener and Transba entered into Instrumental Agreements with the SE and ENRE, establishing:

    i.   The recognition of Transener and Transba's rights to collect the amounts resulting from cost variations during the period of June 2005 – November 2010;

   ii.   The cancellation of the financing received from CAMMESA by virtue of Resolution SE 146/02;

  iii.   A mechanism for the cancellation of pending balances during 2011;

  iv.   An additional financing amount to be destined to investments in the transmission system for the amount of AR$34.0 million for Transener and AR$18.4 million for Transba;

In February 2011, CAMMESA made an estimation of the amounts owed to Transener and Transba due to variations of costs occurred during the period June 2005 – November 2010. As of January 17, 2011 (date of calculation), said amounts were AR$265.2 million of capital and AR$148.0 million of interests. The results arising from the recognition of the variations of costs by the SE and the ENRE have been registered in the financial statements of Transener and Transba up to the amounts collected as of December 31, 2010, through the financing of CAMMESA. Consequently, net revenues for AR$61.9 million and interest income for AR$80.7 million have been registered.

As of December 31, 2010, Transener initiated conversations with CAMMESA in order to carry out the instrumentation of the Instrumental Agreements, through a new addenda to the financing agreement entered into with this entity on May 12, 2009.

By virtue of the Instrumental Agreements and subject to its fulfillment, Transener and Transba abandoned the judicial claims, requesting the recognition of major costs and the need of calling a Public Hearing in order to carry out the full tariff review.

6.5 | Financing from CAMMESA to CPB

On September 28, 2010, the SE instructed CAMMESA, through Note 6157/10, to call Generation Agents of the WEM with steam thermal generation units to propose projects that could result in increasing the availability of generation capacity of their units, such projects to be completed prior to the winter of 2011.

As a result, in October 2010 CPB formalized its project proposals to CAMMESA to achieve an increase in its availability of generating capacity, being confirmed by CAMMESA on October 28, 2010 and approved by the SE through Note 7375/10 on November 6, 2010, who instructed CAMMESA to grant the financing required under resolution SE 146/02 and the Notes 6157/10 and 7375/10. The project proposals presented by CPB amounts to AR$63.2 million.

The funds from the agreement will be used to cover a portion of the projects and/or maintenance that will allow an increase of CPB steam units availability and will be collected via advance payments and partial advancements based on the progress of the projects certification and subject to the availability of funds of CAMMESA. As of December 31, 2010, CPB has received from CAMMESA partial advancements for a total of AR$21 million.

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6.6 | Other Relevant Events

6.6.1 | Pampa Energía’s Share Capital Reduction

On March 8, 2010, the Buenos Aires Stock Exchange authorized the share capital reduction petitioned by Pampa for 211,883,347 common shares of par value AR$1 and with right to 1 vote each. These shares, representative of a 13.9% stake in Pampa’s share capital, were repurchased by the Company during 2008 and 2009. On September 13, 2010 the Argentine Securities Commission proceeded with the reduction of capital, which means that Pampa’s share capital now authorized for public trading is AR$1,314,310,895 represented by 1,314,310,895 common shares of par value AR$1 and with right to 1 vote per share.

6.6.2 | Investment in San Antonio Global Ltd.

Pampa Inversiones held in its portfolio 2,436,010 common shares representative of 4.5% of San Antonio Global Ltd.’s capital stock. San Antonio Global Ltd. (“San Antonio”) is a leading supplier of comprehensive solutions in the oil and gas industry for drilling, services and management.

As a result of the decision made by the Board of Pampa Inversiones not to take part in the capital increase requested by San Antonio, Pampa Inversiones has re-assessed the estimated recoverable value of its investment in San Antonio and has therefore recognized a loss for impairment in the amount of AR$78 million included in the line Financial and holding results generated by assets in the consolidated statement of income.

6.6.3 | Holding of Edenor Common Shares

As of December 31, 2010 Pampa Inversiones maintained 19,449,074 common class B shares of Edenor and 839,279 ADRs (equivalent to 16,785,580 shares) acquired in market transactions, equivalent to 4.04% of the capital of said company.

Since January 1, 2011 and until today, Pampa Inversiones has sold 97,906 ADRs (equivalent to 1,958,120 shares) in different market transactions. As a consequence of the transactions mentioned, Pampa Inversiones decreased its ownership to 3.82% in the equity of Edenor.

6.6.4 | Sale of Equity Investment in Ingentis

On July 16, 2010, Inversora Ingentis accepted an irrevocable offer for a stock purchase agreement presented to it by Petrominera Chubut S.E. By means of this transaction, it sold to Petrominera Chubut S.E. a 10.95% interest in Ingentis S.A.’s capital stock. The price was fixed at AR$33.4 million. Fifty per cent was paid on the date of closing and the remaining 50% is scheduled for payment in 24 monthly installments, with the first falling due on March 14, 2011. Inversora Ingentis thus saw its equity investment in Ingentis drop to 50.05%.

Additionally, the offer stipulates that the shareholders in Ingentis that took part in the stock purchase agreement mentioned above shall make their best efforts to agree with the Province of Chubut on a reduction of capital in Ingentis in order to cancel Inversora Ingentis’ equity investment in that company. This capital reduction would entail distributing certain assets that Ingentis holds and that would allow each one of the shareholders to develop their own projects separately.

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6.6.5 | Payment of Advance Dividends

In order to preserve the Company’s equity and to afford an equitable treatment to all the shareholders, Pampa has decided to implement once again a mechanism considered to be an effective and efficient tool, which consists of declaring an advance dividend to be offset against the amount of personal asset tax payable by the Company to the Argentine Tax Authority (“Administración Federal de Ingresos Públicos – AFIP”), in its capacity as substitute taxpayer of such tax for the 2010 fiscal period.

Accordingly, Pampa declared an advance dividend of AR$18,111,204 (AR$0.014 per share). As from the first business day of 2011, a book-entry coupon was created to represent this advance dividend, the payment of which shall be deferred to March 28, 2011, on which date the final amount of the tax will be known. Transfer of this book-entry coupon will be blocked until such payment date, in order to preserve the identity of the shareholders subject to the tax and those shareholders entitled to the dividend. Accordingly, Pampa’s shares started to be traded ex coupon as from the first business day of 2011.

On March 28, 2011, Pampa will pay the advance dividend to the shareholders and will withhold the amount of personal asset tax from those shareholders who are subject thereto. Argentine companies and individuals and legal entities domiciled in Switzerland, Spain and Chile shall not be subject to the tax, provided that they are holders of Pampa’s common shares (ADS holders are taxed in all cases).

6.6.6 | Technical Faults in the Steam Turbine at Central Térmica Loma de la Lata (“CTLLL”)

Due to some technical faults detected in the Steam Turbine unit, which composes part of Loma de la Lata's installed capacity expansion project, the commissioning for the commercialization of the combined cycle has been postponed. The project contractor, Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas (“UTE”) has disclosed a schedule, about which CTLLL has requested more accuracy and the best efforts to reduce the necessary time, estimating the start of commercial operations could be delayed until the end of the second quarter 2011 approximately.

Therefore, CTLLL has begun to take the steps necessary to collect both the anticipated contractual compensations, as well as the corresponding indemnifications from the insurance companies.

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7.           Description of Our Assets

Pampa Energía S. A. is the largest fully integrated electricity company in Argentina. Through our subsidiaries, we are engaged in the generation, transmission and distribution of electricity in Argentina:

Our generation segment has an installed capacity of approximately 2,187 MW, including the 178 MW expansion in Central Loma de la Lata3, representing 7.8% of Argentina’s installed capacity.

Our transmission segment co-controls the operation and maintenance of the Argentine high voltage transmission network, which extends over more than 10.6 thousand km of lines owned by Transener and 6.1 thousand km of high voltage lines owned by Transba. Transener transports 95% of all the electricity in Argentina.

Finally, our distribution segment is composed of Edenor, the largest distributor of electricity in Argentina, with more than 2.7 million customers and a concession area that covers the northern region of the City of Buenos Aires and the northwestern region of Greater Buenos Aires.

3After certain technical problems upon commissioning, commercial operations are expected to start during the second quarter 2011.

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Corporate Structure as of December 31, 2010

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7.1 | Electricity Generation

Pampa’s electricity generation assets include its interests in Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A., Central Térmica Loma de la Lata S.A. and Central Piedra Buena S.A.

The following chart summarizes Pampa’s electricity generation assets:

	Hidroelectric		Thermal			Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL	CPB
Installed Capacity (MW)	265	388	361	553	620	2,187
Maket Share	0.9%	1.4%	1.3%	2.0%	2.2%	7.8%

Net Generation Jan-Dec 2010 (GWh)	778	538	1,533	448	2,646	5,943
Maket Share	0.7%	0.5%	1.4%	0.4%	2.3%	5.3%
Sales Jan-Dec 2010 (GWh)	1,080	851	2,523	527	3,481	8,463

Net Generation Jan-Dec 2009 (GWh)	854	600	1,699	926	2,390	6,469
Variation Net Generation 2010 - 2009	-8.9%	-10.3%	-9.8%	-51.6%	10.7%	-8.1%
Sales Jan-Dec 2009 (GWh)	1,162	927	2,216	1,297	3,199	8,802

Average Price Jan-Dec 2010 (AR$ / MWh)	158.7	183.2	217.3	285.2	394.4	283.5
Average Gross Margin Jan-Dec 2010 (AR$ / MWh)	54.4	55.0	56.5	12.1	24.4	40.1
Average Gross Margin Jan-Dec 2009 (AR$ / MWh)	60.3	65.4	77.9	21.3	13.8	42.6

Note: Gross Margin before amortization and depreciation charges. CTG includes results through Powerco. CTLLL’s installed capacity includes 178 MW from closing of the combined cycle the commercial operation of which is expected to start during the second quarter 2011.

The following chart shows Pampa’s market share in the electricity generation segment, measured in terms of net generation in 2010:

Net Electricity Generation 2010

100% = 112,721 GWh

Source: CAMMESA. Net pumping Hydroelectric Generation.

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Hidroeléctrica Los Nihuiles S.A. (“HINISA”)

In June 1994, HINISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Nihuiles hydroelectric system (the “Los Nihuiles System”). Located on the Atuel river, in the Province of Mendoza, the Los Nihuiles System has an installed capacity of 265.2 MW, which represents 0.9% of the installed capacity in Argentina, and is composed of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System covers a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2010, its annual average generation was 908 GWh, with the highest level of generation (1,250 GWh) reached in 2006 and the lowest level (681 GWh) recorded in 1999.

HINISA’s revenues are composed of energy and capacity sales. Total revenues for the year ended December 31, 2010 were AR$172 million, corresponding to a net generation of 778 GWh, 8.9% lower than in 2009, with a hydraulic contribution of 878 Hm3, 8.0% lower than in 2009. HINISA made 60% of its sales in the spot market.

The following chart shows certain relevant statistical data on Los Nihuiles:

	2005	2006	2007	2008	2009	2010
Net Generation (GWh)	1,028	1,250	1,053	886	854	778
Energy Purchases (GWh)	415	434	395	370	308	302
Total Energy Sales (GWh)	1,443	1,684	1,448	1,256	1,162	1,080

Average Price (AR$ / MWh)	59.6	76.5	98.5	121.3	133.5	158.7
Average Gross Profit (AR$ / MWh)	26.0	36.0	46.2	54.1	60.3	54.4

Note: Gross Margin before amortization and depreciation charges.

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Hidroeléctrica Diamante S.A. (“HIDISA”)

In October 1994, HIDISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Diamante hydroelectric system (the “Diamante System”). Located on the Diamante river, in the Province of Mendoza, the Diamante System has an installed capacity of 388.4 MW, which represents 1.4% of the installed capacity in Argentina, and is composed of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. From 1990 to 2010, its annual average generation was 611 GWh, with the highest level of generation (943 GWh) reached in 2006 and the lowest level (375 GWh) recorded in 1997.

HIDISA’s revenues are composed of energy and capacity sales. Total revenues for the year ended December 31, 2010 were AR$156 million, corresponding to a net generation of 538 GWh, 10.3% lower than in 2009, with a hydraulic contribution of 1,005 Hm3, 1.4% higher than in 2009. HIDISA made 52% of its sales in the spot market.

The following chart shows certain relevant statistical data on Hidroeléctrica Diamante:

	2005	2006	2007	2008	2009	2010
Net Generation (GWh)	666	943	700	617	600	538
Energy Purchases (GWh)	309	345	356	351	327	313
Total Energy Sales (GWh)	975	1,288	1,056	968	927	851

Average Price (AR$ / MWh)	70.5	83.9	118.0	142.4	160.6	183.2
Average Gross Profit (AR$ / MWh)	31.2	40.8	50.8	56.7	65.4	55.0

Note: Gross Margin before amortization and depreciation charges.

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Central Térmica Güemes S.A. (“Güemes” or “CTG”)

Central Térmica Güemes is located in the northwestern region of Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal electricity generation plant and the incorporation in September 2008 of a natural gas-powered turbogenerator group General Electric of 100 MW, amounting to a total of 361 MW, which represent 1.3% of the installed capacity in Argentina. From 1993 to 2010, its average annual generation was 1,558 GWh, with the highest level of generation (1,903 GWh) reached in 1996 and the lowest level (1,030 GWh) recorded in 2003.

CTG is in a privileged location, given its proximity to the gas fields in the Argentine northeast basin, which permits it to enter into supply contracts at very competitive conditions in terms of price, quality, volume and delivery conditions throughout the year.

CTG’s revenues are mainly composed of energy and capacity sales. Total revenues for the year ended December 31, 2010 were AR$536 million, corresponding to a net generation of 1,533 GWh, 9.6% lower than in 2009. This reduction is explained by maintenance and the lower dispatch of the gas turbine, partially offset by an increased demand for thermal dispatch due to a lower hydraulic volume during 2010.

Furthermore, CTG allocates 150 MW to its contracts for export of electricity and capacity to UTE Uruguay. In 2010, an aggregate of 267 GWh was exported, 45.1% higher than the volumes exported in 2009 mainly due to a greater demand by UTE and an increase in the amount of authorizations granted by CAMMESA.

The following chart shows certain relevant statistical data on Central Térmica Güemes:

	2005	2006	2007	2008	2009	2010
Net Generation (GWh)	1,617	1,666	1,643	1,724	1,699	1,533
Energy Purchases (GWh)	206	116	123	252	521	664
Total Energy Sales (GWh)	1,823	1,782	1,766	1,976	2,220	2,523*

Average Price (AR$ / MWh)	51.5	81.0	86.0	167.5	197.5	217.3
Average Gross Profit (AR$ / MWh)	13.1	23.8	27.4	62.8	77.9	56.5

Note: Gross Margin before amortization and depreciation charges. Includes results through Powerco.

* Includes sales as per Note 6,866 for 326 GWh physical equivalents.

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Central Térmica Loma de la Lata S.A. (“CTLLL”)

Central Térmica Loma de la Lata is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and is composed of three gas turbines with an installed capacity of 375 MW and the addition –expected for the second quarter 2011- of a 178 MW Siemens steam turbine for combined cycle closing. Due to some technical faults detected in the Steam Turbine unit, which composes part of Loma de la Lata's installed capacity expansion project, the commissioning for the commercialization of the combined cycle has been postponed. The project contractor, Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas (“UTE”) has disclosed a schedule about which the Company has requested more accuracy and the best efforts to reduce the necessary time and the start of commercial operations could be delayed until the end of the second quarter 2011 approximately. Therefore, CTLLL has begun to take the steps necessary to collect both the anticipated contractual compensations, as well as the corresponding indemnifications from the insurance companies.

The expansion will require an investment of approximately US$233 million and will be commercialized under the Energía Plus Program and to CAMMESA under the agreement entered into with such entity within the framework of Resolution No. 220/2007 issued by the Secretariat of Energy. In the aggregate, CTLLL will have an installed capacity of 553 MW, representing 2.0% of the installed capacity in Argentina. From 1997 to 2010, its average annual generation was 1,204 GWh, with the highest level of generation (2,317 GWh) reached in 1999 and the lowest level (272 GWh) recorded in 2002.

Like CTG, Loma de la Lata is in a privileged location, given its proximity to one of the largest gas fields in Latin America, also called Loma de la Lata.

CTLLL’s revenues are mainly composed of energy and capacity sales. Total revenues for the year ended December 31, 2010 were approximately AR$150 million, corresponding to a net generation of 448 GWh, 51.6% lower than in 2009. Such reduction is explained by restrictions on the provision of natural gas in the area of Loma de la Lata issued by CAMMESA, an entity responsible for the allocation of fossil fuels since 2010 at its discretion aiming at maximizing the dispatch of electricity. Furthermore, maintenance and adjustment works were conducted on the gas turbines for their operation in the combined cycle.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2005	2006	2007	2008	2009	2010
Net Generation (GWh)	1,253	1,263	1,772	1,745	926	448
Energy Purchases (GWh)	43	31	27	72	26	32
Total Energy Sales (GWh)	1,296	1,294	1,799	1,817	1,297*	527*

Average Price (AR$ / MWh)	44.8	64.6	81.5	106.4	127.2	285.2
Average Gross Profit (AR$ / MWh)	20.8	22.2	18.1	27.5	21.3	12.1

Note: Gross Margin before amortization and depreciation charges.

* Includes sales as per Note 6,866 for 345 GWh and 47 GWh physical equivalents in 2009 and 2010 respectively.

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Central Piedra Buena S. A. (“CPB”)

Central Piedra Buena is located in the port of Ingeniero White, close to the City of Bahía Blanca, province of Buenos Aires. CPB has 2 turbines of 310 MW each, totaling 620 MW which represents 2.2% of Argentina’s installed capacity. The boilers can be indistinctly fed with natural gas or fuel oil.

The supply of natural gas is made through a 22 km gas pipeline owned by CPB, which CPB also owns, operates and maintains, and which connects to the main gas pipeline system of Transportadora Gas del Sur. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3. From 1997 to 2010, its average annual generation was 1,929 GWh, with the highest level of generation (3,312 GWh) reached in 2008 and the lowest level (189 GWh) recorded in 2002.

CPB’s revenues are mainly composed of energy and capacity sales. Total revenues for the year ended December 31, 2010 were AR$1,373 million, corresponding to a net generation of 2,646 GWh, 10.7% higher than in 2009. Such increase is mainly explained by greater demand of operation with liquid fuel due to a decreased use in 2010 of the hydroelectric generation system.

The following chart shows certain relevant statistical data on Central Piedra Buena:

	2005	2006	2007	2008	2009	2010
Net Generation (GWh)	1,958	2,192	3,035	3,312	2,390	2,646
Energy Purchases (GWh)	12	12	10	415	808	774
Total Energy Sales (GWh)	1,970	2,204	3,045	3,727	3,198	3,481*

Average Price (AR$ / MWh)	125.0	193.3	198.8	261.3	255.2	394.4
Average Gross Profit (AR$ / MWh)	15.6	7.1	10.1	20.4	13.8	24.4

Note: Gross Margin before amortization and depreciation charges.

* Includes sales as per Note 6,866 for 61 GWh physical equivalents.

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Financial Debt

As of December 31, 2010, the financial debt net of repurchases and accrued interest in the electricity generation segment amounted to AR$1,109 million, of which AR$106 million corresponded to overdrafts. The following is a breakdown of the financial debt by company and currency:

Subsidiary	AR$ millions	Average Annual Interest Rate	US$ millions	Average Annual Interest Rate
CPB	199	14.2%	-	-
CTG	155	16.3%	5	5.4%
CTLLL	82	14.7%	164	11.5%
N&D	-	-	-	-
Total	436		169

CPB saw its financial debt net of cash and cash equivalents and short-term investments rise by 159% (up from AR$68 million in December 2009 to AR$176 million in December 2010). The reason for this increase is to be found mainly in that during the last quarter of 2010 CPB increased its fuel-oil purchases as a result of the higher volumes dispatched on fuel oil compared to a year earlier.

As regards to CTG, its net debt grew by 97% (from AR$71 million in 2009 up to AR$140 million in 2010), basically because CTG borrowed a total of AR$150 million as it seeks to optimize its capital structure after it financed the  100 MW expansion in installed capacity solely with its own equity.

Meanwhile, CTLLL saw its net debt shrink by 12% (down from AR$722 million in 2009 to AR$632 million in 2010) thanks to the repurchase of the corporate bonds issued by the company. It did incur further indebtedness in order to finance the costs of its expansion project, including VAT. The expectation was that according to Law No. 26,360, there would have been an early refund of VAT. Subsequent to the balance sheet closing date, on February 17, 2011, CTLLL collected a total of US$26 million of VAT refunds.

With regards to the profile of debt maturities, without considering overdrafts, the average maturity is at present approximately 3.5 years.

In relation to risk ratings, Fitch Argentina Calificadora de Riesgo rated Loma de la Lata’s bonds as “A (arg)” with a stable outlook. In turn, Moody’s Latin América maintains its “B2” rate at the global scale and its “A2.ar” rate at the national scale, with a negative outlook.

For Central Piedrabuena’s Short-term Securities, Fitch Argentina Calificadora de Riesgo maintains its short-term “A2 (arg)” rating whilst Evaluadora Latinoamericana maintained its “A” rating.

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7.2 | Electricity Transmission

Compañía de Transporte de Energía Eléctrica en Alta Tensión TRANSENER S.A.

Transener is a leading public utility in Argentina’s extra high voltage electricity transmission sector. It holds a concession over Argentina’s extra high voltage electricity transmission network composed by 10,613 kilometers of transmission lines and 38 transforming substations, on top of which we need to add the 6,110 kilometers of lines and 91 transforming substations that comprises the network managed by Transener’s controlled company, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (“Transba S.A.”, in which Transener holds a 90% shareholding). Thus, Transener operates 95% of Argentina’s high voltage electricity lines.

The following table summarizes Transener’s main financial indicators:

Technical Information	2009	2010
Transener Transmission Lines (Km)	10,319	10,613
Transba Transmission Lines (Km)	6,109	6,110

Financial Information[1]	2009	2010
Net Sales	582,548	583,760
EBITDA	181,926	213,140
Net Income	46,786	23,208

Net cash flow provided by operating activities	217,307	93,486
Net cash flow used in investment activities	-75,288	-52,838
Net cash flow used in financing activities	-101,593	4,062

Current assets	187,046	253,937
Non-current assets	1,824,815	1,712,908
Total Assets	2,011,861	1,966,845
Current liabilities	219,047	198,376
Non-current liabilities	688,572	642,520
Total Liabilities	907,619	840,896
Minority Interest	44,966	43,465
Shareholder’s Equity	1,059,276	1,082,484

1 Amounts taken from the consolidated annual financial statements, stated in thousands of Pesos.

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For the fiscal year ended December 31, 2010 Transener reported net consolidated income of AR$23.2 million (AR$0.052 per share).

Consolidated income from net sales for the fiscal year ended on December 31, 2010 was AR$583.8 million, 0.2% higher than AR$582.5 million for the previous fiscal year, mainly due to an increase of AR$52.1 million in revenues from electricity transmission services, net, and a decrease of AR$51.5 million in other revenues from sales, net.

The increase in revenues from electricity transmission services, net, was mainly due to the Instrumental Agreements entered into by Transener y Transba with the Secretariat of Energy and ENRE on December 21, 2010, which acknowledge a credit in favor of the former by application of the cost variation index for the period June 2005 – November 2010.

The decrease in other Income from sales, net, originated mainly in a decrease of AR$48.0 million generated by works, mainly from completion of the installation of reactors in the Bahía Blanca and Chocón transforming stations.

Consolidated operating costs for the fiscal year ended on December 31, 2010 were AR$492.7 million, 5.9% lower than $523.3 million recorded in the previous fiscal year, due to (i) a decrease of AR$49.0 million in Materials for works as a result of a reduction in unregulated activities and (ii) a decrease of AR$22.1 million in Provisions, net of (iii) an increase of AR$28.5 million in Salaries and social security contributions and (iv) an increase of AR$5.5 million in Provisions for investments and bad debts due from its controlled company, Transener Internacional.

The result originated in the impairment of the investment in the controlled company represented a loss of AR$12.6 million, mainly generated by the allowance for impairment of the whole investment of Transener in Transener Internacional Ltda., due to the adverse circumstances that such company is undergoing.

Other consolidated income and expenses for the fiscal year ended on December 31, 2010 represented net income for AR$5.2 million, compared to the AR$9.7 million net income recorded in the previous fiscal year, which was mainly due to a decrease in recovery from claims collected during the year compared to the previous year.

Consolidated financial results for the fiscal year ended on December 31, 2010 represented a AR$6.6 million net loss, compared to the AR$0.4 million net income recorded in the previous fiscal year, due mainly to (i) a decrease of AR$123.7 million in gains from repurchases of debt, (ii) a decrease of AR$3.0 million in the income from shifting of investment abroad, (iii) a decrease of AR$50.9 million in the loss from net exchange differences, and (iv) an increase of AR$72.6 million in interest from assets mainly due to the recognition of financial gains generated by the Instrumental Agreements entered into with the Secretariat of Energy and ENRE.

The Income Tax charge for the fiscal year ended on December 31, 2010 represented a loss of AR$53.1 million, compared to the AR$19.1 million loss recorded in the previous fiscal year and resulting mainly from a AR$15.9 million increase in the income tax payable, mainly resulting from the higher taxable income generated by Transener during the year and a higher increase of AR$13.6 million in the deferred tax liabilities.

Operation and Maintenance

            Argentina’s Extra High Voltage National Interconnected System operated and maintained by Transener is being subjected to growing solicitations. This year 2010 the winter peak has been exceeded and the maximum capacity demand was 20,843 MW in August due to a cold wave that hit the country. Currently, around year end Transener was exceeding the maximum demanded capacity in summer with about 20,200 MW. The same thing is happening from an energy perspective, since the demand peak is becoming more and more extended in time resulting in higher energy.

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The characteristics of these loads remain clearly different in summer and winter. While in summer the load is inductive due to the high impact of air conditioners, in winter the load is mainly resistive due to heating. For all operational technical concepts, the winter load causes a lower impact on the system since the equipment’s ambient temperatures are lower and the currents demanding them have a better power factor than in summer. In summer, ambient temperatures are too high and the high ambient temperature, the more load solicitations are added to those typical of the system which causes equipment stress.

Despite of high solicitations in the system, the service quality has been totally acceptable throughout the year 2010 for the values required from a company such as Transener. The Company has finished the year with a Failure Rate equal to 0.35 failures per every 100 kilometers of line. It should be pointed out that this Rate shows an improvement compared to 2009 which was 0.62 as of December 31, fully in consistence with international parameters accepted for companies which operate and maintain extra high voltage transmission systems.

The following chart illustrates the rate of failures related to the service provided by the Company:

Rate of Failures

(Rate per 100 km of 500kV lines)

Source: Transener.

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Investments

            Transener continued with a plan of investments to ensure the operational capacity of the system and invested funds for about of AR$43 million in 2010, included committed investments.

The following chart illustrates Transener’s investments:

Transener’s Annual Investment

Note: includes committed investments

Source: Transener.

Business Development

Services Related to Electricity Transmission

During 2010 the Company continued with its activities consisting in operation, maintenance and other services to customers in the private sector who own transmission facilities both for their private use and as public utilities (Independent Transmission Companies and International Transmission Companies).

By mid-2010, the Northern Integrated Automatic Generation Disconnect went partially operational and the operation and maintenance of the NOA Intelligent Control System, whose functions had been to control facilities centered in the El Bracho Electrical Substation was discontinued, as they were replaced, enhanced and improved by the new system. The relevant remuneration is to be determined by ENRE.

At the end of the fiscal year, the facilities served by Transener under these agreements include:

•          1,883 km of 500 kV lines.
•          210 km of 220 kV lines.
•          38 km of 132 kV lines.

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And several electrical substations and switchyards:

•          1 at 500/330 kV
•          2 at 500/132 kV
•          1 at 132/220 kV
•          2 at 220/33 kV
•          2 switchyards at 500 kV

Engineering Services - Works

The execution of a major program of works to expand the transmission system has resulted not only in the growth of operation and maintenance services but also in significant demand for other services, such as: preparation of bid documentation, electrical studies, implementation of control systems over generation and demand (Automatic Generation Disconnect systems and Automatic Demand Disconnect systems), trials and commissioning for electrical substations.

The proven track record, expertise and professional quality of Transener’s technical teams have been a determining factor in customers’ decisions to delegate upon them the performance of critical tasks.

The work agreed upon with ENARSA in connection with the Ensenada de Barragán Power Station and its links to the system were finalized in the course of fiscal 2010. Transener drafted the technical and commercial bid documents for the construction of the Hudson and Ensenada electrical substations, the 220 kV line for linking both substations and for the supply of step-down transformers and block transformers, as well as the studies and documentation necessary for accessing the Argentine Interconnected System.

Also completed were the technical bid documents for the expansion of the Rosario Oeste Electrical Substation for it to be linked to the project envisaged by the steel company SIPAR GERDAU: this project had been kicked off in the previous fiscal year.

In the course of this fiscal year, agreements were made and performed in relation to the studies and engineering for the enhancement of the Luján Electrical Substation pursuant to an agreement with distributor EDESAL.

Besides, work continued in relation to the implementation of the Northern Integrated Automatic Generation Disconnect, which comprised the studies, the assembly of control and communications equipment and the commissioning of the new automation, which works had been covered by an agreement between INTESAR and LINSA. By mid-2010, the facilities related to the NOA area were finalized and commissioned whilst those associated to the NEA area are in their final stages.

In the days leading up to the end of the year, OCASA, a subcontractor entrusted with the construction of the Río Diamante Electrical Substation in the Comahue-Cuyo line, hired Transener for the substation testing and commissioning procedures.

Communications

The supply of infrastructure services to various communications companies, which comprise both the assignment of dark fiber optics over the system owned by the communications company (Fourth Line) as well as leases of space in the microwave stations and in their antenna-supporting structures continued during 2010. The increasing demand from mobile communications companies has led to a significant increase in these revenues both in terms of volumes and higher prices.

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Additionally, Transener continued to supply operational communications and data transmission support services to the electricity market agents.

Other Activities

In the course of the fiscal year, Transener continued to assign in lease to third parties four-conductor deployment equipment and ancillary facilities and one-conductor deployment equipment fit for OPGW cabling. Such equipment is assigned in lease to third parties subject to the condition that they must be immediately returned if repairs are needed in the service covered by the concession.

When it comes to the need for powering communications systems located in isolated areas, the year 2010 saw a continuation in the demand for the equipment developed by the technicians in the South Regional Department as it generates power in the region of 1/1.5 kW through induction in an isolated section of the shield wire. This development has been working smoothly in the Fourth line facilities since 2002. A total of 12 pieces of this equipment has been acquired by contractors hired to install the communications systems. In addition, it was during 2010 that the four pieces of 1.5 kW equipment acquired by Claro to replace the lesser-capacity equipment installed at its repeaters in Comahue was delivered and commissioned.

Financial Situation

Given the uncertainties surrounding Transener and Transba’s tariff schedules, the criterion governing their Treasury activities has been one of prudence in 2010, geared towards ensuring network operation through optimized cash management to reduce risks and improve coverage and performance.

The Company has entered into futures agreements in connection with the semi-annual interest services of its indebtedness, which enabled the deployment of the Company’s treasury strategy with Peso-denominated investments.

In relation to Transener’s risk rating, Standard & Poor’s maintained its domestic rating at “raBBB+” stable and its global rating at “B-“ stable in foreign and local currency.

On the other hand, Transener renewed and increased during September a credit facility with Banco de la Ciudad de Buenos Aires in an aggregate amount of AR$43.0 million for a one-year term of and during the month of December negotiations were made for the renewal of the credit facility with Banco de la Nación Argentina for up to AR$60.0 million for a total term of 2 years to be disbursed as from the final maturity of the current credit, February 2011.

As a result of the negotiated credits the financial debt is being gradually reduced, resulting in an improvement of its currencies composition and a reduction to a devaluation effect.

The net financial debt as of December 31, 2010 amounts to US$148.2 million in principal, and Transener shall not have any considerable re-financing needs until the year 2013.

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7.3 | Electricity Distribution

Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”)

Edenor is Argentina’s largest electricity distributor in terms of customer portfolio and electricity sold (measured both in GWh and in Pesos). Edenor has been awarded a concession to distribute electricity on an exclusive basis in the North West of Greater Buenos Aires and in the North of the City of Buenos Aires, which spans over 4,637 square kilometers and has approximately 7.5 million inhabitants.

The following chart summarizes Edenor’s main financial indicators:

Technical Information	2009	2010
Transmission and distribution lines (Km)	35,317	35,855
Number of customers (millions)	2.6	2.7
Energy sales (GWh)	18,220	19,292

Financial Information[1]	2009	2010
Net sales	2,077,860	2,173,644
EBITDA	398,344	272,855
Net Income	90,643	-74,031

Net cash flow provided by operating activities	667,977	526,928
Net cash flow used in investment activities	-404,165	-381,335
Net cash flow used in financing activities	-161,839	302,878

Current assets	693,560	1,153,804
Non-current assets	3,677,181	3,877,926
Total Assets	4,370,741	5,031,730
Current liabilities	760,273	786,499
Non-current liabilities	1,428,259	2,137,053
Total Liabilities	2,188,532	2,923,552
Shareholder’s Equity	2,182,209	2,108,178

1Amounts taken from the annual financial statements in thousand Pesos.

The volume of the energy distributed in Edenor’s area during 2010, which includes sales of energy and tolls, was 19,292 GWh. Energy purchases to meet this demand amounted to 22,053 GWh, which represents a 6.7% increase compared to 2009. During 2010 a total of 63,986 customers were connected, which represents a 375 MW increase in contracted capacity.

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Commercial Area

Energy demand recorded a year-on-year increase of 5.9% in 2010. Residential demand, in addition to large demands, played a leading role in this process due to its year-on-year increase of 6.1% and its high share in the total volume of demand (40.4%). High demands performance is to be highlighted, the share of which is similar to residential users (37.7%) and showed a year-on-year increase of 6.5%.

During 2010, 63,986 clients were connected, representing a contracted capacity increase of 375 MW.

Large Users

As mentioned above, the growth in large demands during 2010 was 6.5%. This figure results from an increase in the energy demanded under tariff 3 of 5.5% and an increase in the energy demanded by tolls of 7.5%. During 2010, 189 tariff 3 clients and 7 large users were connected.

Again, in the framework of Resolution 1281, Edenor contracted the supply of capacity and electricity on behalf of a customer with the Piedra Buena Power Station as from August 1. Furthermore, in November the first ten energy plus supply contracts were signed on behalf and for the account of Edenor's clients with Central Térmica Loma de la Lata.

Also in compliance with the requirements under Resolution 1281/06 of the Secretariat of Energy, the second stage of installation and technical and commercial commissioning of the Demand Measurement Systems (“SMED”) was completed.

Energy Losses

The energy recovery program 2010 was only partially accomplished, without reducing the loss rates compared to 2009.

During the winter season several kinds of home-made devices with high power consumption continued to be used in poor homes without access to the natural gas network for room and water heating purposes. The massive, simultaneous use of such devices during the winter season generates high demand rates in the network. The theft of energy in these neighborhoods was one of the factors that directly influenced on the increase in non-technical losses.

The Company continued to work on the most significant fraud cases involving clients from the non-poor segment with the support of a law firm and in establishing new technological criteria for reducing the installations’ vulnerability. As regards the recovery of energy, a regularization of 9,000 clandestine clients was processed. Also 210,000 inspections were conducted involving adaptation and reinforcement of cases and the regularization of networks and connections.

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The following chart illustrates the performance of Edenor’s energy annual loss rates from the beginning of this management:

Energy Losses: Rolling Annual Rate (%)

Source: Edenor.

Investments

Investments during 2010 amounted to AR$388.8 million. It must be noted that the recovery in the level of investments compared to the years following the 2002 crisis has continued.

To meet the increased demand above mentioned, most investments were applied to an increase in the structures available at the sites and to the connection of the new supplies. Edenor’s efforts in containing fraud and delinquency indicators and in maintaining its service and product quality continued, and it made major investments for the protection of the environment and implemented outdoor safety measures, as described in the relevant paragraphs of its annual report.

Edenor’s historical investments from the start of its activities in 1992 until 2010 amount to AR$3,226.2 million.

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The annual and accumulated investments are illustrated in the following charts:

Edenor’s Annual Investment

Source: Edenor.

Edenor’s Accumulated Investment

Source: Edenor.

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Financial Debt

As of December 31, 2010, Edenor’s total financial indebtedness amounted to AR$1,089.2 million, including accrued interest for AR$21.2 million. Compared to the previous year, financial indebtedness net of cash and cash equivalents and short-term investments decreased by AR$149.7 million (26.6%) as a result of the repurchases made. The profile of the Company’s current indebtedness points to an average maturity of approximately 10.6 years and to an average interest rate estimated at 10.1%.

In relation to ratings, Standard & Poor’s conferred to the Company’s Program of Negotiable Obligations for US$600 million a “raA” rating, with a stable outlook at the national scale. In turn, Moody’s Latin America maintained its “B2” rating at the global scale and a “A1.ar” rating at the national scale, with stable outlook, for the various classes of notes issued by Edenor.

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7.4 | Other Businesses

Petrolera Pampa S.A. (“PEPASA”)

Introduction to the Market

Market De-regulation

Until the early nineties, it was the State that ran most of hydrocarbon-related activities: exploration, production and transportation. Despite the fact the Hydrocarbon Law passed back in 1967 allowed the Government to grant exploration permits and concessions to the private sector, this power was hardly ever exercised. Prior to 1989, the private sector companies engaged in exploitation through services agreements with YPF. The oil thus extracted was delivered to YPF who would then allocate it to refineries. The prices were fixed by the Government at figures, in many cases, way below international prices.

In 1989, with the enactment of the Law for the Reform of the State and Economic Emergency, the sector was de-regulated. Governmental decisions announced included: that certain concessions for exploitation were up for awards through calls for bids; that partnering agreements could be made with YPF to explore and exploit certain producing blocks; that starting in 1991, official prices for crude and refined products would be eliminated and that starting in 1994, the price of gas at the wellhead would be de-regulated. Another development was the creation of a regulatory entity vested with powers to enforce the newly-established framework, the ENARGAS.

As it relates to jurisdiction matters, it is important to clarify that with the enactment of the Hydrocarbon Law, the provinces received ownership rights over the reserves of crude oil and gas situated within their territories and that it is the provinces themselves that grant the concessions to the private companies.

In conclusion, the reform of the sector led to the free establishment of prices and to a more efficient market thanks to the participation of private sector players and competition. The output of gas rose by 83% in the period 1992 to 2002 and the output of oil rose by 37% in the same period. As regards to reserves, they increased by 23% in the case of gas and by 40% in the case of oil.

The years since the Public Emergency Law to-date

The Public Emergency Law passed in the year 2002, introduced changes in the dynamics of the hydrocarbon sector. Some of the provisions under that law include withholdings on exports of liquid hydrocarbons and their by-products, limits on the price increases in the gas market and certain restrictions on exports.

Gas Market

The manifold resolutions addressing the gas market aimed at regulating the supply of gas to ensure that priority demand should be met (residential users and retailers). This scheme is known as the Producers’ Agreement. In this respect, demand was divided into the following segments:

1.     Households and small retailers (“Priority demand”)

2.    Compressed Natural Gas

3.    Industrial/ Power plants

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4.     Exports

Each segment has a different price, with the industrial and the export segments being the only segments that admit the free establishment of prices. The new regulatory structure as regulated by Resolutions 208/04, 599/07 and 1070/2010, amongst others, set forth that each producer must maintain the sales of gas to each sector at the same levels as in 2006, and if they do not on grounds of decreased output, there will be a re-allocation of their gas in a manner such as to ensure that priority demand should always be met. The prices in local currency of the regulated segments, except for the “Priority” segment sustained a slight increase in the past years in order to gradually approximate it to the unregulated price, as the latter is much higher than the present-day prices in the rest of the sectors.

Changes in Certain Natural Gas Prices (Neuquén Basin)

Source: ENARGAS and Petrolera Pampa’s internal analyses

The rate of growth in investments was not the same as that experienced in the nineties. As a result, output could not keep up with demand, with the consequence that exports were reduced to a minimum, and in winter time the industrial sector is sporadically subject to interruptions in supply. This circumstance, compounded by a decline in the volume of reserves resulted in a strong decline in the Reserves/Production ratio, down from 21.6 years in 1992 to a little less than 8 years in 2009.

What’s more, through the State-run energy company ENARSA, the Government started to import gas from Bolivia and to request shipments of LNG tankers to meet the system’s minimum demand levels, replacing part of the gas used by power plants with alternative fossil fuels such as diesel oil and fuel oil. The above-mentioned gas imports are financed through a trust that is funded through a specific charge in the bills of to non-priority users.

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Changes in Natural Gas Output and the Reserve/Production Ratio

Source: the Secretariat of Energy and the Argentine Institute of Oil and Gas.

In view of this trend, the Government decided to introduce new resolutions seeking to incentivize investments and production. The Secretariat of Energy’s Resolution 24/2008 (subsequently modified by Resolution 1031/2008) instituted the Gas Plus Program. The main incentive to gas producers is that gas extracted within the framework of the program can be freely  disposed and commercialized. To qualify for the program producers are required to submit a project of investments in new gas blocks, in blocks that have not been in production since 2004 or in blocks that are geologically complex (compact sand or with low permeability). Additionally, to be eligible for this program –unless the applicant is a new company– the firm must be in compliance with its output quotas as established in the Producers’ Agreement.

Petrolera Pampa was organized with a view to take advantage of the benefits offered by the Gas Plus Program, in the year 2009.

Crude Oil Market

Also seeking to encourage investments and production, the crude oil market has also been subject to several resolutions. The most important, Resolution 394/2007, that imposes further restrictions on exports of crude by fixing their price, had the effect of leaving producers indifferent when deciding between serving the local or the international market as the State would capture any extraordinary revenues that the producer could earn on exports.

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Changes in Oil Output and the Reserve/Production Ratio

Source: the Secretariat of Energy.

The production of crude oil has been exhibiting a downward trend in recent years. Therefore, as was also the case in the gas market, a search started for the tools and regulations that could serve to find again the path to growth. The Petróleo Plus Program (Resolution 1312/2008) was created with that objective.

According to the Petróleo Plus Program, oil producers able to prove an increase in their production of oil and the replenishment of their proven reserves will be entitled to a series of tax credits that they may apply to the payment of export duties on their oil, LPG and other by-products that are due under Resolution 394/2007. The Petróleo Plus Program came into force retroactive to October 1, 2008. The tax credit certificates issued by the Secretariat of Energy are transferable.

Petrolera Pampa’s Projects

Investment Agreement with Apache

As detailed in Section 6.2.2 of this Annual Report, PEPASA entered into an investment agreement with Apache to jointly engage in the development and exploitation of unconventional gas reservoirs.

The partnership with Apache will allow the production of 700,000 m3 per day of non conventional natural gas from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro. Pampa would invest approximately US$20 million during the next three years, representing 15% of the necessary investments for the development of said gas production, allowing Pampa to obtain its proportional participation in the production.

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Investment Agreement with Petrobras Argentina S.A.

As detailed in Section 6.2.3 of this Annual Report, PEPASA sealed an investment agreement with  Petrobras for the “El Mangrullo” block, under which Pampa will acquire, subject to the fulfillment of certain conditions precedent, 43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in the field mentioned above.

PEPASA has agreed to invest up to US$16 million in well drilling activities. It is estimated that the output will be 400,000 m3/day of natural gas under the Gas Plus Program.

The coming into force of the agreement is subject to certain conditions precedent, such as the competent authorities’ approval for the Gas Plus program for this block.

Association Agreement with Rovella, Gas y Petróleo de Neuquén (“G&P”)

PEPASA has received from Rovella Carranza S.A. an assignment offer whereby PEPASA would be in a position to obtain a 50% of the interest in the Senillosa exploration block, situated in the Province of Neuquén, where oil and gas exploration activities will be undertaken. PEPASA has agreed to invest up to US$3.3 million to comply with the first working and investment plan for the period granted for block exploration.

Agreement for Block Assignment with Petrolera Piedra del Águila S.A.

In the course of 2010, PEPASA advanced with the negotiation of a block assignment agreement with Petrolera Piedra del Águila S.A., whereby the latter would be assigning 100% of the ownership and rights to the blocks Los Leones, Picún Leufú Sur, Ramos Mexia and Umbral, including, principally: (i) the rights to the relevant exploration permits and/or concession for exploitation to all the blocks; (ii) information in terms of geophysical, geological, commercial, technical and operational data, and, in general, any other information or knowledge about the blocks; (iii) the movable and real property situated and used in the blocks. The agreement is subject to the fulfillment of certain conditions precedent before it can come into force, including the approval by the Government of the Province of Neuquén.

In exchange, PEPASA is obligated to undertake seismic work for approximately US$1.2 million and, at a later stage, to undertake the drilling work. Furthermore, PEPASA covenants to make a payment to the assignor contingent upon the success of the activities mentioned above as well as to pay a percentage of the future production.

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8.           Human Resources

During fiscal year 2010 the Human Resources area made effective progress towards optimizing controls and improving payroll processes. This year Central Piedra Buena, Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante became part of the centralization process, in addition to the companies that are already operated since 2009 by the Central Administration of Buenos Aires- Pampa Generación Headquarters and Central Térmica Loma de la Lata. Since March 2011 Central Térmica Güemes will be incorporated to the centralization, therefore completing a complex integration process of settlement of different collective bargaining agreements.

The Compensation and Benefit area maintained the criterion of adjusting salaries for inflation twice a year based on information contributed by top consulting companies. In addition, very significant benefits were included in connection with all maternity events arising in the company (financial support for daycare centers, teleworking, and reduced working hours).

In the Training area, the "Aprendamos Más” (“Let’s Learn More”) program composed of different subject modules, all of them related to acquiring in-depth knowledge about aspects of the Company’s business, played a significant role. It is also worth mentioning that the whole training staff is composed of Managers and Heads of Pampa Generación.

In the Development area it should be noted that the Company has started operating based on a model of specific skills used in job descriptions, performance follow-up processes, recruitment, etc. As it concerns Labor Relations, the strategy of negotiating with all the unions simultaneously, for similar increase percentages and equal effective terms, was maintained. All of these initiatives and practices that have been implemented throughout 2009 and 2010 are positively reflected on the mention received this year by Pampa Generación from “Great Place to Work” as one of the country’s 50 best companies to work for.

For the year 2011, Human Resources will continue to align Pampa with policies and practices applied by top market companies, achieving our employees’ commitment to the Company and its strategic objectives whilst creating an excellent work environment.

The main challenges will be to consolidate the changes made in the field of Development, incorporating a more effective technological frame to the different processes, implementing a specific plan for young engineers in order to ensure the necessary support for the different operations, and at the trade union level, maintaining low conflict levels in each Province and reaching satisfactory agreements for all parties involved.

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9.           Corporate Responsibility

We see Corporate Responsibility as a strategic management model that contemplates the financial, social and environmental aspects associated with the development of our business, with a view to improving our performance, the relations with our stakeholders, and the risk profile vis-à-vis investors and suppliers.

Our goal is promote the consolidation of Corporate Responsibility in a transversal manner by implementing a comprehensive strategic process, as an advantage for sustainable management, adopting high international standards and generating value for the various stakeholders with whom we interact: investors, employees, the community and suppliers.

In Pampa Energía we stand out for providing a quality service to our customers, based on our commitment towards a transparent management, in harmony with the communities where we operate and respecting the environment.

9.1 | Corporate Responsibility Actions by Pampa Energía

We develop various Corporate Responsibility actions as part of the commitments taken on by us:

Becas por Más Energía (“Scholarships for More Energy”)

Pampa Energía grants scholarships to university students of Electrical Engineering at Instituto Tecnológico de Buenos Aires (“ITBA”). The main objective of this Program is to promote the integral formation of professionals in the energy sector. In line with this goal, in 2007 the course of studies at the Instituto Tecnológico de Buenos Aires was re-founded, in view of the scarce supply of this kind of professionals existing in the labor market.

This is a great opportunity to allow access to university level education to both the children of employees of our subsidiaries and to the young people from communities in which Pampa Energía acts.

During 2010, an extensive communication campaign was conducted and we received over fifty applicants to the course of studies, who went through a personal, professional and academic profile evaluation process. To date we have thirteen scholarship holders, six of whom are also beneficiaries of an additional allowance for personal expenses.

At present, students holding scholarships granted by Pampa Energía work in the company, thus supplementing their studies with hands-on experience in their future profession.

In a joint effort with the ITBA, we will continue betting on the education of future generations and on the strengthening and sustainability of the energy sector, as key pillars for the development of the society.

Contest “Construyendo Educación con Energía” (“Building Education with Energy")

By sponsoring a contest of solidarity projects for Company employees, we aim at reinforcing and improving education in cities where our employees live and work, stimulating their commitment to the needs and to the institutions in their communities and consolidating their sense of belonging to the Company.

The contest is implemented through an invitation to employees to submit proposals related to subjects such as school reinsertion and dropout prevention, education quality improvement, IT equipment, literacy, school support, improvement of building infrastructure, scholarships, among others. The initiatives are implemented jointly with a community institution (social organizations, schools, clubs, among others). Therefore, collaborators become committed and participate in the definition of Pampa Energía’s social investment.

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In the last and third edition 53 projects were submitted, 19 of which were selected as winners for considering that they were of vital importance to the community. The principles taken into consideration were innovation, commitment and sustainability of the initiatives.

Program “Barritas Energéticas” (“Energy Bars”)

Pampa Energía implements a social support and promotion program in public schools and various institutions in Greater Buenos Aires and Argentine provinces that are under vulnerable socio-affective conditions. Through workshops, boys, girls and teenager students in Primary School, Basic Secondary School, Special Schools, Labor Formation centers, Supplementary Education Centers, homes and soup kitchens learn to cook legume and cereal bars.

In this way, the children and teenagers who participate in the workshops acquire skills for preparing a highly nutritional food that they themselves eat and donate to their mates and other neighboring institutions. Through this program knowledge development, teaching a culture of entrepreneurship and team work, and promoting solidarity bonds are fostered.

During 2010, the Energy Bar program was implemented in 131 institutions, where more than 6,000 boys, girls and teenagers learnt to cook and share cereal bars. The program extended to 130,000 indirect beneficiaries.

9.2 | Main Corporate Responsibility Actions by Edenor

Participation in ISO 26.000

Edenor worked at national and international level in the preparation and formulation of the first social responsibility standard led by ISO.

This international standard was finally published in November 2010 as a non-certifiable guidance for all kinds of organizations which wish to deal with social responsibility issues in their daily activities.

Edenor is a member of the Committee of Experts of Argentina acting within the sphere of IRAM, and also represented before ISO, the duties of which include ensuring a proper implementation of ISO 26000.

Edenor at the Zoo of Buenos Aires: A Multisensory Experience

Since September 2009 a 3D movie has been shown in the movie theater of the Buenos Aires Zoo about the origin, safety measures and efficient use of electricity, the quality of which is similar to those shown at the most important theme parks worldwide. Therefore, Edenor aims at establishing contact with children and families offering entertainment, education and technology.

During 2010 over 70,000 people attended about 900 showings.

“Cien Libros para Nuestra Escuela” (“One Hundred Books for Our School”)

One Hundred Books for our School is an educational program by Edenor aimed at primary schools located in regions in the concession area with unmet basic needs. Edenor coordinates the program with the municipalities, and in 2010 it worked in General Las Heras, General Rodríguez, Malvinas Argentinas, Marcos Paz, Morón, San Fernando, San Miguel and Vicente López.

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The program encourages children to submit their models or posters and the winning school will receive as a prize a library with more than 100 books. At the end of each month Edenor chooses four winning works. During 2010, over 100 schools and about 15,000 children participated in the program.

Since its inception in 1995, almost 87,000 books and over 300 computers have been donated under the program.

Edenorchicos (“Edenor Kids”)

In 2010, Edenorchicos participated in rotating workshops in the Book Fair for Children and Young People, providing an enclosed space to show a 3D movie.

In a amusing sphere and with state-of-the-art technology, this production tells the history of electricity, what it is, how it is generated, how it reaches houses and the care to be taken with it (safety measures and efficient use).

In addition the presence of the characters known as Luz and Professor Voltio encouraged children to answer questions, review the movie and participate in draws at the end.

Conexión al Futuro (“Connection to the Future”)

The “Connection to the Future” program each day visited primary schools in the concession area, staging an educational, interactive theater play on electric power. In 2010 around 150 schools in the municipalities of Escobar, Malvinas Argentinas, Morón, San Fernando, San Miguel and Tigre participated, and the play was seen by more than 80,000 children.

In the play children learn about electricity and its history, its origins and how it reaches our homes, the safety measures we must apply and its efficient use. At the end of each workshop a booklet is handed out to each participant containing further information on each of the discussed subjects.

The program was launched in 1998, and throughout its thirteen years of existence 2,060 schools have been visited and over 1,010,000 students have attended its workshop.

Other programs by Edenor include: Casas por + Energía (“Homes for More Energy”), and Staff Training, among others. For more information, see Edenor’s 2010 annual report.

9.3 | Main Corporate Responsibility Actions by Transener and Transba: Social Projects in Permanent Execution

Comedor Los Obreritos

The aim is to contribute to sustainable economic development through the creation of a bakery shop so that the soup kitchen can be self-sufficient, with the objective of recreating a sustainable model that ensures feeding of and support to those who are part of the soup kitchen.

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Facultad de Ingeniería – Universidad Nacional del Comahue (“School of Engineering – National University of Comahue”)

Assistance in calibration of voltage, current, and energy measuring devices belonging to the University in the Company’s laboratories.

Fundación Hospital Garrahan (“Garrahan Hospital Foundation”)

Implementation of the Paper Recycling Program of the Foundation was continued in the Head Office and Ezeiza.

Colegio Santa Teresita (“Santa Teresita School”)

This project is aimed at raising awareness in the Henderson community about the need to classify waste at its origin and protecting the environment through conferences at the school. Moreover, classified garbage is collected periodically by teams and company personnel.

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10.        Systems

Looking to ensure an adequate alignment between the objectives pursued by IT and the Company’s business goals, work continued hand in hand with an IT Committee. It was within its purview that the following projects were implemented:

•    Sarbanes Oxley Act (“SOX”) Certification: The IT processes were adapted to render them compliant with the SOX matrices. It was along these lines that the IT Safety and Security Policy was designed and implemented, together with the relevant Standard Operating Procedures.

•    Applications Maintenance: IT strived to finalize some SAP improvements in order to meet the control requirements imposed by the SOX matrices on the Administration, Treasury, Finance and ancillary areas. Besides, manifold upgrades were developed to automate and optimize tasks.

•    Business Intelligence: The first reporting package series was rolled out in response to the needs of Management Control, Budget and Plant Maintenance. Through this series, the accurate information required for efficacious decision-making can be delivered fast and accurately.

•    Consolidation: The area developed a robust and reliable tool that supports and automates the Company’s accounting consolidation process.

•    Network Architecture: The process to unify domains all over the country was finalized. The outcome is a unified, centrally-managed network. In addition, the area developed contingency links to keep each one of Pampa Generación’s plants uninterruptedly served.

•    Telephone communications: We developed an integrated telephone service that brings together all of Pampa Generación’s locations through a private network.

•    Help Desk: The area continued providing support to users, both in matters concerned with PC use and in the operation of different applications, with a high level of user satisfaction. We established a consolidated platform to run an Anti-Virus application in all the plants.

Furthermore, in the second half of the year, we prepared a new version of the IT Strategic Plan that covers the period 2011-2013. This version was developed on the basis of the strategic premises of the business and according to the growth forecasts of each one of the Company’s segments.

It is worth noting, also, that the projects covered by the plan are in line with market trends in terms of technological innovation and are equally aligned to the level of the average investments in IT planned by other companies in the industry.

Throughout 2011 we will be working on the implementation of the first phase of the plan.

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11.        Environmental Management

On the premise that the environment is a priority in managing our business and that systematic and permanent care for the environment improves the quality of living of our employees and the communities surrounding each one of its generation plants, Pampa Energía designed procedures to ensure that the steps taken to care for the environment on a daily basis are all the same in all of its generation units, that they are technically verifiable and that they compliant with provincial and national laws currently in force.

A series of environmental indicators were established and fine-tuned to pick up the most sensitive aspects of each plant for their monthly assessment by the officers responsible for each plant and their subsequent submission to the Company’s Board. These steps allow us to strictly control any environmental impact that our operations may cause. Today the efforts focus on minimizing the generation of oleous waste, the consumption of water for generation purposes and the effect of hydraulic power plants on the different bodies of water.

Corporate management tools, such as SAP, help control the activities and to render them transparent. The multiple audits to which we have been subject conclude that the Company has fully delivered on the commitment it has assumed in these matters and that it has met the targets established by the ENRE and the competent provincial agencies.

As shown by the analysis of our annual environmental actions, we have been efficient in meeting the targets as reflected by the re-certification of all the Environmental Management Systems awarded by the respective certifying organizations.

As cross audits amongst the plants intensify, our internal auditors are familiar with different operational conditions and may thus have a better insight into the needs for personnel training, which is undoubtedly the foundation for improvement of the technical management of three intertwined aspects: the environment, safety and security, and occupational health. Significant resources are invested in each plant to train personnel at all levels.

Central Térmica Loma de la Lata

Central Térmica Loma de la Lata is undergoing the final stages in the conversion to a Combined Cycle and has reported no significant environmental impact during the construction stage thanks to a strict policy of regulatory compliance throughout such complex undertaking. This thermal power plant has already established its baseline environmental parameters for the recipient of its effluents, Lago Mari Menuco, and has outlined its monitoring plan to keep any potential impact under control.

Central Térmica Piedra Buena

Central Térmica Piedra Buena improved the degree of compliance by its personnel with the environmental standards and the associated occupational safety standards as well as their involvement in these matters, as a result of several training plans and awareness-raising actions conducted throughout the year, which also brought contractors and suppliers on board. Besides, the measurements yielded by the instruments that detect the gas content in its chimney emissions, installed in 2009, were validated by ENRE.

Central Térmica Güemes

Central Térmica Güemes focused on its 2010-2011 Plan of Infrastructure Projects to improve the quality of living of its employees and its environmental and occupational safety conditions. It completed the stage consisting in defining the objectives, calculating the budgets and designing the project for a number of actions, the most important of which are: the modification of the lay-out of the physical access to the plant from Route 34 in order to provide enhanced security to all the vehicles entering the plant; the construction of new areas to be used as offices, cafeterias and rest rooms in the administrative building and the buildings that until not long ago were mere environmental liabilities have now been put to use as warehouses fit for storing chemicals, oil and paint. Also planned is the construction of a noise barrier to protect the plant’s neighbors from the noise emitted by the gas pressure reducing units, whilst the project to replace the fire-detection system with a more modern, comprehensive plant-wide system is already underway.

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Hidroeléctricas Nihuiles and Diamante

Investments were made that deserve special mention in the Valle Grande dam, on the Atuel river as they improved safety conditions for employees when it comes to controlling the conditions of the dam: the stairways, gateways and concrete works have been improved and fire detection systems have been installed at the Agua del Toro station (Diamante river) and the Nihuil I station (Atuel river).

To help to maintain the fish present in the dam reservoirs of the hydro Nihuil and Diamante power plants, 400,000 fish embryos were seeded continuing with the tradition of past years.

Lastly, we wish to underscore that as we are aware of the significant role we play and the influence we exert on the community where we conduct our activities, the personnel at each one of our plants, with the support of our objective of sustainable energy generation, project works and run their units with actions aimed at improving the quality of living of employees and neighbors.

65

12.        Implementation of the International Financial Reporting Standards (“IFRS”)

Pampa Energía’s financial statements for the year 2010 are stated in Pesos. They were prepared by application according to the accounting standards that govern disclosure and valuation arising from the Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) and then approved, after certain modifications, by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and according to the resolutions issued by the Argentine Securities Commission (“CNV”).

Pursuant to its General Resolution No. 562/09, the CNV incorporated FACPCE’s Technical Pronouncement No. 26 into the CNV Regulations on December 30, 2009. Technical Pronouncement No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In July 2010, the CNV passed its General Resolution No. 576, which introduces certain changes to its previous General Resolution No. 562. In December 2010, the FACPCE issued its Technical Pronouncement No. 29 whereby it made some changes in its Technical Pronouncement No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562.

As of the date of these financial statements, the implementation process is proceeding as foreseen in the above-mentioned plan.

On the basis of the results yielded by the process to monitor the specific IFRS implementation plan, the Board of Directors of Pampa Energía has not become aware of any circumstance calling for modifying the plan or indicative of any deviation from the established objectives and dates.

66

13.        Results of Operations

Pampa’s businesses are primarily focused on the electricity sector, with the various legal entities in which Pampa Energía holds ownership interests taking part in the electricity generation, transmission and distribution segments.

The following chart summarizes the consolidated indices obtained during the fiscal year ended on December 31, 2010, compared to the same period in the four immediately preceding fiscal years:

	12.31.10	12.31.09	12.31.08	12.31.07	12.31.06	06.30.06
Liquidity	1.33	1.17	1.40	1.56	3.09	3.99
Creditworthiness	0.59	0.74	0.74	0.88	0.71	14.66
Immobilization of Capital	0.77	0.83	0.82	0.82	0.81	0.75
Yield	(0.01)	0.07	0.04	0.10	0.02	0.06

According to the nature, customer portfolio and risks involved, the following business segments have been identified amongst Pampa’s controlled companies:

•       Electricity Generation comprised by the Company’s direct and indirect interests in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Energía Distribuida, Pampa Generación, Lago Escondido and by shareholdings in other companies in the electricity generation sector.

•       Electricity Transmission comprised by Pampa’s indirect interest in Transener and its subsidiaries.

•       Electricity Distribution comprised by Pampa’s indirect interest in Edenor.

•       Holding and others comprised by Pampa’s very own operations, such as advisory services and investments both in financial instruments and real estate and in other companies not related to the electricity sector.

67

Consolidated Results for the period January-December 2010 (AR$)

Consolidated Results	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31st, 2010)
Sales	2,399,083,844	291,040,193	2,173,644,000	808,012	-	4,864,576,049
Intra-segment sales	10,916,283	839,560	-	52,968	(9,459,431)	2,349,380
Total Sales	2,410,000,127	291,879,753	2,173,644,000	860,980	(9,459,431)	4,866,925,429
Cost of sales	(2,059,668,633)	(198,630,524)	(1,731,452,313)	(762,900)	2,546,540	(3,987,967,830)
Gross Income	350,331,494	93,249,229	442,191,687	98,080	(6,912,891)	878,957,599
Administrative expenses	(112,114,152)	(44,662,513)	(180,643,794)	(35,997,714)	6,582,452	(366,835,721)
Selling expenses	(15,360,358)	-	(194,536,285)	(146,882)	-	(210,043,525)
Goodwill amortization	(15,239,480)	809,846	(5,534,459)	-	-	(19,964,093)
Operating results	207,617,504	49,396,562	61,477,149	(36,046,516)	(330,439)	282,114,260
Financial and holding results:
Generated by assets	42,184,842	41,163,525	(4,371,600)	(22,875,937)	(22,824,244)	33,276,586
Generated by liabilities	(105,316,547)	(47,812,771)	(200,999,344)	47,409,527	22,864,805	(283,854,330)
Other income and expenses, net	16,991,899	(3,760,724)	(9,814,450)	2,450,726	289,878	6,157,329
(Loss) Gain before income tax and minority interest	161,477,698	38,986,592	(153,708,245)	(9,062,200)	-	37,693,845
Income tax	(63,384,450)	(21,816,945)	25,306,100	(14,385,311)	-	(74,280,606)
M inority interest	(39,948,823)	(5,904,480)	35,879,024	-	-	(9,974,279)
Net income (Loss) for the year	58,144,425	11,265,167	(92,523,121)	(23,447,511)	-	(46,561,040)
EBITDA[1]	289,931,037	109,617,687	268,924,236	(26,570,530)	(330,439)	641,571,991
Consolidated Assets & Liabilities	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31st, 2010)
Total assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

1 Consolidated EBITDA represents consolidated income before financial and holding results, net, income tax, depreciation, amortization, directors’ options’ reserve, other income and expenses, net and third parties’ interests in controlled companies.

68

Consolidated Results for the period January-December 2009 (AR$)

Consolidated Results	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31st, 2009)
Sales	1,714,496,751	290,483,423	2,077,860,000	9,227,266	-	4,092,067,440
Intra-segment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433
Total Sales	1,723,264,837	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,093,439,873
Cost of sales	(1,395,586,397)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,192,146,239)
Gross Income	327,678,440	71,205,771	508,119,394	6,852,872	(12,562,843)	901,293,634
Administrative expenses	(82,752,522)	(37,503,814)	(145,898,008)	(48,007,888)	11,413,343	(302,748,889)
Selling expenses	(15,651,136)	-	(137,999,000)	(1,012,935)	-	(154,663,071)
Goodwill amortization	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)
Operating results	214,040,796	34,465,355	218,688,431	(42,167,951)	(1,149,500)	423,877,131
Financial and holding results:
Generated by assets	70,097,750	5,541,724	43,741,362	76,671,074	(15,771,540)	180,280,370
Generated by liabilities	(116,445,484)	(9,780,695)	(174,242,112)	151,650,399	16,921,040	(131,896,852)
Other income and expenses, net	(2,690,431)	4,737,915	2,044,000	(6,101,697)	-	(2,010,213)
(Loss) Gain before income tax and minority interest	165,002,631	34,964,299	90,231,681	180,051,825	-	470,250,436
Income tax	(68,458,621)	(4,792,909)	(61,143,001)	(25,807,941)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)
Net income (Loss) for the year	57,912,788	17,421,469	(14,841,320)	154,243,884	-	214,736,821
EBITDA[1]	291,269,774	95,071,281	418,524,567	(30,168,384)	(1,149,500)	773,547,738
Consolidated Assets & Liabilities	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31st, 2009)
Total assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

69

Analysis of financial results for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009

Consolidated sales revenues of AR$4,866.9 million for the fiscal year ended December 31, 2010, 18.9% higher than the AR$4,093.4 million for the same period of 2009, explained mainly by an increase of 39.9% (AR$686.7 million), of 4.6% (AR$95.8 million) and 0.2% (AR$0.6 million) in the generation, distribution and transmission segments, respectively, which offset a reduction of 94.3% (AR$14.2 million) in the sales revenues of the holding and other segment.

Consolidated cost of sales of AR$3,988.0 million for the fiscal year ended December 31, 2010, 24.9% higher than the AR$3,192.1 million for the same period of 2009, explained mainly by an increase of 47.6% (AR$664.1 million) and 10.3% (AR$161.7 million) in the cost of sales of our generation and distribution segments, respectively, partially offset by a reduction of 9.7% (AR$21.4 million) and 90.7% (AR$7.5 million) in the transmission and holding and other segments, respectively.

Consolidated gross profit of AR$879.0 million for the fiscal year ended December 31, 2010, 2.5% lower than the AR$901.3 million for the same period of 2009, explained mainly by the increase in the gross profit from our generation segment (AR$22.7 million) and transmission segment (AR$22.0 million) that were partially offset by a reduction in gross profit for the fiscal year ended December 31, 2010 in our distribution and holding and other segments (AR$65.9 million and AR$6.8 million, respectively).

Consolidated gross margin of 18.1% for the fiscal year ended December 31, 2010, 18.0% lower than the 22.0% margin for the same period of 2009, explained mainly by the reduction in gross margin from our generation, distribution and holding and other segments which were offset by the increase in gross margin from our transmission segment.

Consolidated operating income of AR$282.1 million in the fiscal year ended December 31, 2010, 33.4% lower than the AR$423.9 million recorded in the same period of 2009, explained mainly by the reduction in operating income from our generation and distribution segments (reductions of AR$6.4 million and AR$157.2 million, respectively) which were partially offset by an increase in operating income of AR$14.9 million in our transmission segment and a reduction in the operating loss of our holding and other segment of AR$6.1 million. Consolidated selling and administration expenses increased 35.8% (AR$55.4 million) and 21.2% (AR$64.1 million) respectively, for the fiscal year ended December 31, 2010 compared to the same period of 2009.

Consolidated net financial and holding results represented a loss of AR$250.6 million in the fiscal year ended December 31, 2010, compared to an income of AR$48.4 million for the same period of 2009, explained mainly by the increase in consolidated net financial losses from our generation, transmission and distribution segments (increases of AR$16.8 million, AR$2.4 million and AR$74.9 million, respectively) and a decrease of AR$203.8 million in the income from the holding and other segment for the fiscal year ended December 31, 2010 compared to the same period of 2009.

Consolidated gain on repurchases of notes from our subsidiaries of AR$5.5 million, added to the AR$435.8 million cumulative gain as of December 31, 2009, totaling AR$441.3 million.

Consolidated net loss of AR$46.6 million in the fiscal year ended December 31, 2010, compared to a AR$214.7 million income recorded in the same period of 2009, explained mainly by the losses from our distribution and holding and other segments (AR$92.5 million and AR$23.4 million, respectively) offset by the income from our generation and transmission segments (AR$58.1 million and AR$11.3 million, respectively).

70

Generation Segment

            Net sales from our generation business increased 39.9% to AR$2,410.0 million in the fiscal year ended December 31, 2010 from AR$1,723.3 million for the same period of 2009, mainly due to the increase in the average electricity prices partially compensated by the decrease in the amount of electricity sold during the period. Net consolidated sales of the segment include sales of energy and services to other companies, and we eliminate the intercompany sales within the segment. In the fiscal years ended December 31, 2010 and 2009 energy sales were AR$2,399.1 million and AR$1,714.5 million, respectively, sales of services (by Pampa Generación) were AR$74.7 million and AR$49.0 million, respectively, and intercompany eliminations for sales of services within the segment were AR$63.8 million and AR$40.2 million, respectively. The AR$684.6 million increase in net electricity sales was mainly due to the fact that the increase in the average electricity prices calculated for our subsidiaries (AR$283.5 per MWh for the fiscal year ended December 31, 2010, compared to AR$194.8 per MWh for the same period of 2009, representing an increase in sales of AR$780.7 million), was partially offset by a decrease in the quantity of electricity sold (8,462.9 GWh in the fiscal year ended December 31, 2010, compared to 8,802.1GWh for the same period in 2009, representing a reduction in sales of AR$96.2 million). Additionally, by virtue of the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to Generation” executed on November 25, 2010, as of December 31, 2010 Pampa Energía and its generation subsidiaries have recognized income arising from said agreement in the amount of AR$8.8 million (for additional information, please see page 20 of this Annual Report).

Average electricity prices increases reflect the higher fuel costs, the increased generation with fuel oil in Piedra Buena, the higher participation in the average cost of electricity sold at higher prices of the term electricity contracts of our units and the export and Energy Plus contracts of Central Térmica Güemes. The reduction in electricity sold is mainly explained by the unavailability of certain of our units (maintenance in Güemes and Loma de la Lata), fuel restrictions (Loma de la Lata) and the lower dispatch of our hydro units (especially in Nihuiles), during 2010 compared to the same period of 2009.

The following table shows net electricity sales (in GWh) from our generation plants:

	Total Sales by Generation Unit (in GWh)
	Twelve-Month Periods ended December 31,
	2010			2009
	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	778.0	301.6	1,079.6	854.1	308.1	1,162.2
HIDISA	538.1	312.9	850.9	599.9	327.2	927.0
Thermal
CTG*	1,532.8	664.4	2,523.4	1,699.0	521.0	2,216.3
CTLLL*	447.7	32.2	527.5	925.8	25.9	1,297.4
CPB*	2,646.3	774.2	3,481.5	2,390.0	808.6	3,199.2
Total	5,942.9	2,085.2	8,462.9	6,468.8	1,990.7	8,802.1

*CTG includes physical equivalent to 326.2 GWh sold under Note 6866/09 in 2010
*CTLLL includes physical equivalent to 47.6 GWh and 345.7 GWh sold under Note 6866 and 446 in 2010 and 2009
*CPB includes physical equivalent to 610 GWh sold under Note 6866/09 in 2010

Note: All figures have been subject to rounding, so figures shown as totals may not sum.

71

          The cost of sales increased by 47.6% to AR$2,059.7 million in the fiscal year ended December 31, 2010 from AR$1,395.6 million in the same period of 2009, primarily due to the increase in fuel expenses due to the higher cost of natural gas consumption recorded in 2010 and the increased incidence of consumption and cost of fuel oil used in Piedra Buena (increases of 14.1% and 104.0%, respectively), the increase in the cost of energy purchases at our hydro unit of 16.0% and at our thermal units of 48.0%, the increases in personnel costs and third party service fees at our hydro units of 38.9% and at our thermal units of 15.3%. The increase in personnel costs mainly reflects the increase in wages amongst periods, which also include in both cases personnel and fees related to the Loma de la Lata expansion project. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Hydroelectric facilities:
Energy purchases	133.6	60.3%	115.2	59.3%
Royalties	26.9	12.1%	25.6	13.2%
Salaries and third party fees	26.8	12.1%	19.3	9.9%
Depreciation of and amortization	20.2	9.1%	20.7	10.6%
Spares and maintenance	6.3	2.8%	8.2	4.2%
Others	7.9	3.6%	5.3	2.7%
Total hydroelectric	221.6	100.0%	194.3	100.0%

Thermal facilities:
Liquid fuel consumption	962.6	52.4%	472.0	39.3%
Gas consumption	404.3	22.0%	354.5	29.5%
Energy purchases	286.1	15.6%	193.4	16.1%
Salaries and third party fees	78.3	4.3%	67.9	5.7%
Depreciation and amortization	39.9	2.2%	38.5	3.2%
Others	66.8	3.6%	75.1	6.2%
Total thermal	1,838.0	100.0%	1,201.3	100.0%
Total	2,059.7	100.0%	1,395.6	100.0%
Note: A ll figures have been subject to rounding, so figures shown as totals may not sum.

          Therefore, the gross profit related to our generation segment increased by 6.9% to AR$350.3 million in the fiscal year ended December 31, 2010 from AR$327.7 million in the same period of 2009, mainly due to the higher income from electricity sales in all of our units (except Loma de la Lata), which offset the increased cost of sales described above. The gross margin related to our generation activities decreased by 23.6% to 14.5% over sales for the fiscal year ended December 31, 2010 from 19.0% over sales for the same period in 2009, primarily due to the fact that the higher average electricity prices did not offset the increase in the average costs of the period of our units, including the increase in personnel costs and third party service fees.

72

The selling expenses related to our generation segment decreased to AR$15.4 million in the fiscal year ended December 31, 2010 from AR$15.7 million in the same period of 2009. Selling expenses from our hydro units were AR$2.4 million and AR$4.2 million, whereas selling expenses from our thermal units were AR$12.9 million and AR$11.5 million for the fiscal years ended December 31, 2010 and 2009, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Taxes, rates and contributions	5.7	36.9%	5.7	36.4%
Salaries and third party fees	8.5	55.5%	6.9	44.1%
Doubtful accounts	0.4	2.7%	1.4	8.9%
Others	0.8	4.9%	1.7	10.6%
Total	15.4	100.0%	15.7	100.0%
Of which:
Hydroelectric	2.4	15.8%	4.2	26.6%
Thermal	12.9	84.2%	11.5	73.4%
Note: A ll figures have been subject to rounding, so figures shown as totals may not sum.

In addition, administrative expenses increased to AR$112.1 million for the fiscal year ended December 31, 2010 from AR$82.8 million for the same period of 2009, mainly due to an increase in personnel costs and social security charges due to the reallocation of Pampa Energía’s personnel in March 2009 to the generation segment. Administrative expenses from our hydro units were AR$9.8 million and AR$11.6 million, whereas administrative expenses from our thermal units were AR$102.3 million and AR$71.2 million for the fiscal years ended December 31, 2010 and 2009, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	14.9	13.3%	16.2	19.6%
Salaries and social security charges	53.4	47.6%	39.4	47.6%
Directors' and Syndics' Fees	7.7	6.9%	6.8	8.2%
Taxes, rates and contributions	8.5	7.6%	4.0	4.8%
Rental, insurance and transport	9.7	8.7%	8.1	9.8%
Others	17.9	15.9%	8.3	10.0%
Total	112.1	100.0%	82.8	100.0%
Of which:
Hydroelectric	9.8	8.8%	11.6	14.0%
Thermal	102.3	91.2%	71.2	86.0%
Note: A ll figures have been subject to rounding, so figures shown as totals may not sum.

73

Operating income related to our generation activities decreased by 3.0% to AR$207.6 million for the fiscal year ended December 31, 2010 from AR$214.0 million in the same period of 2009, mainly due to the increase in administrative expenses of our thermal units described above, partially offset by an increase in their gross profits. The operating margin related to our generation activities decreased by 30.6% to 8.6% over sales for the fiscal year ended December 31, 2010, from 12.4% over sales for the same period in 2009, for the same reasons as those described in connection with operating income.

Financial and holding results, net, related to our generation activities represented a loss of AR$63.1 million for the fiscal year ended December 31, 2010 compared to a loss of AR$46.3 million for the same period of 2009, primarily due to gains of AR$35.6 million from interest generated by assets, AR$20.0 million from foreign exchange differences generated by assets, and AR$13.4 million from holdings of financial assets, that were offset by losses generated by net interest expenses (AR$74.7 million), losses generated by foreign exchange differences of liabilities (AR$26.5 million) and losses for banking taxes and expenses (AR$24.1 million). In the same period of 2009, our generation segment recorded losses from impairment of fixed assets and other assets (AR$18.5 million), and net gains from foreign exchange differences of AR$12.0 million The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	35.6	-56.4%	25.7	-55.4%
Impairment of assets and investments	0.0	0.0%	(18.5)	39.9%
Foreign exchange differences on assets	20.0	-31.6%	64.4	-138.9%
Generated by financial instruments holding results	13.4	-21.2%	19.5	-42.1%
Generated by taxes and bank commissions	(24.1)	38.2%	(36.5)	78.7%
Other results generated by assets	(2.7)	4.3%	15.5	-33.5%
Interest expense generated by liabilities	(74.7)	118.3%	(63.2)	136.5%
Foreign exchange differences on liabilities	(26.5)	41.9%	(52.3)	112.9%
Generated by repurchases of financial debt	0.0	0.0%	4.1	-8.9%
Other results generated by liabilities	(4.2)	6.6%	(5.0)	10.8%
Total	(63.1)	100.0%	(46.3)	100.0%
Note: A ll figures have been subject to rounding, so figures shown as totals may not sum.

Our generation activities recorded other income, net of AR$17.0 million for the fiscal year ended December 31, 2010 compared to expenses, net of AR$2.7 million for the same period of 2009. Additionally, our generation activities recorded a charge for income tax of AR$63.4 million for the fiscal year ended December 31, 2010 compared to AR$68.5 million for the same period of 2009 and a charge for minority interests of AR$39.9 million for the fiscal year ended December 31, 2010 compared to AR$38.6 million for the same period of 2009.

Finally, our generation activities recorded a net income of AR$58.1 million for the fiscal year ended December 31, 2010, compared to a AR$57.9 million income for the same period in 2009.

74

Transmission Segment

Net sales related to our transmission activities increased by 0.2% to AR$291.9 million for the fiscal year ended December 31, 2010, compared to AR$291.3 million for the same period in 2009. Net regulated sales increased by 17.6% to AR$173.6 million for the fiscal year ended December 31, 2010 compared to AR$147.5 million for the same period in 2009, mainly as a result of the recognition of cost variations for AR$30.9 million during the period June 2005-November 2010, due to the application of the Instrumental Agreement (dated December 21, 2010 executed by Transener, Transba, the Secretariat of Energy and the ENRE), which redetermined connection charges, transmission capacity and operation and maintenance charges. Net revenues from royalties for the Fourth Line remained almost constant reflecting an increase of 0.8% to AR$43.3 million for the fiscal year ended December 31, 2010 from AR$42.9 million for the same period in 2009; mainly due to the recognition of the new royalty values as from October 2009. Other sales, net decreased 25.6% to AR$75.0 million for the fiscal year ended December 31, 2010 from AR$100.8 million for the same period of 2009 mainly due to the completion of the installation works of reactors in the substations of Bahía Blanca and Chocón. In addition, the other net sales in 2009 included revenues from works, operation and maintenance services, revenues from supervision services, also related to the substations of Bahía Blanca, Chocón and El Recreo and unregulated revenues from Transba and Transener’s international operations.

Cost of sales decreased by 9.7% to AR$198.6 million in the fiscal year ended December 31, 2010 compared to AR$220.1 million for the same period of 2009, mainly due to the decrease in the consumption of materials relates to the completion of works in the substations mentioned above, which mitigated wage increases agreed to during 2010. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	92.6	46.6%	79.2	36.0%
Materials for works	7.5	3.8%	32.0	14.5%
Repairs and Maintenance	11.4	5.7%	15.9	7.2%
Depreciation and amortization	57.2	28.8%	57.6	26.2%
Others	30.0	15.1%	35.4	16.1%
Total	198.6	100.0%	220.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our transmission activities increased by 31.0% to AR$93.2 million for the fiscal year ended December 31, 2010 from AR$71.2 million for the same period in 2009, primarily due to the increase in regulated revenues described above and the reduction in the cost of sales. The gross margin related to our transmission activities increased by 30.7% to 31.9% over net sales for the fiscal year ended December 31, 2010 from 24.4% over sales for the same period in 2009, reflecting mainly higher regulated revenues due to the Instrumental Agreement with SE and ENRE.

We do not record selling expenses related to our transmission activities.

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Administrative expenses increased by 19.1% to AR$44.7 million for the fiscal year ended December 31, 2010 from AR$37.5 million for the same period in 2009, mainly due to the higher salary expenses related to wage increases. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	19.8	44.3%	16.1	42.8%
Fees for third-party services	2.5	5.5%	2.2	5.9%
Depreciation of fixed assets	3.8	8.6%	3.8	10.2%
Insurance and rentals	11.1	24.9%	9.1	24.4%
Directors' and Syndics' Fees	1.5	3.3%	1.3	3.5%
Others	6.0	13.5%	5.0	13.2%
Total	44.7	100.0%	37.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income increased by 43.3% to AR$49.4 million for the fiscal year ended December 31, 2010 from AR$34.5 million in the same period of 2009. The total operating margin increased by 43.0% to 16.9% over net sales for the fiscal year ended December 31, 2010 from 11.8% over sales for the same period in 2009. In both cases the increases are explained by an increase in regulated revenues as described above.

Financial and holding results, net, represented a loss of AR$6.6 million for the fiscal year ended December 31, 2010 compared to a loss of AR$4.2 million for the same period of 2009, primarily due to the losses generated by net interest expenses (AR$37.1 million) and losses generated by foreign exchange differences generated by liabilities (AR$10.8 million), that were partially offset by gains generated by interest generated by assets (AR$43.4 million) mainly due to the recognition of financial gains from the Instrumental Agreements (for AR$40.4 million) mentioned above. In the same period 2009, our transmission segment recorded gains generated by the repurchase of Transener’s own financial debt (AR$63.5 million). The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	43.4	-652.7%	7.1	-168.3%
Gains on foreign exchange differences on assets	0.7	-10.6%	1.7	-40.7%
Generated by taxes and bank commissions	(2.9)	44.0%	(4.2)	99.5%
Generated by financial instruments holding results	0.0	0.0%	0.0	0.0%
Other results generated by assets	(0.0)	0.3%	0.9	-21.2%
Interest expense generated by liabilities	(37.1)	558.3%	(36.2)	854.9%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(10.8)	163.0%	(36.6)	862.9%
Generated by repurchases of financial debt	1.7	-25.2%	63.5	-1498.7%
Other results generated by liabilities	(1.5)	23.1%	(0.5)	11.6%
Total	(6.6)	100.0%	(4.2)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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Net sales from our distribution activities rose by 4.6% to AR$2,173.6 million for the fiscal year ended December 31, 2010 from AR$2,077.9 million for the same period in 2009, mainly due to the 5.9% increase in the quantity of energy sold in the fiscal year ended December 31, 2010 (19,292 GWh) compared to the same period of 2009 (18,220 GWh), partially offset by the reduction in the average annual sales price of energy that we pass through to certain customers (the average price in 2010 was AR$0.1143 per KWh, and AR$0.1149 per KWh in 2009), and the increase of fines and penalties (AR$58.5 million in 2009 to AR$80.0 million in 2010), which are deducted from sales.

Cost of sales increased by 10.3% to AR$1,731.5 million for the fiscal year ended December 31, 2010 compared to AR$1,569.7 million for the same period of 2009, mainly due to a 34.4% increase in salaries and social security contributions and a 6.6% increase in the cost of energy purchases, mainly associated with the increase in the demands by large customers in 2010 of 6.5% and the increase in energy losses (12.5% in 2010 and 11.9% in 2009), and therefore, there was a 6.7% increase in the amount of energy purchased (22,053 GWh in 2010 and 20,676 GWh in 2009). The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Energy Purchases	1,069.7	61.8%	1,003.4	63.9%
Derpreciation and Amortization	192.9	11.1%	185.7	11.8%
Salaries and social security charges	296.3	17.1%	220.4	14.0%
Fees for third-party services	119.6	6.9%	111.9	7.1%
Other	52.8	3.0%	48.3	3.1%
Total	1,731.5	100.0%	1,569.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may no t sum.

Therefore, gross profit related to our distribution activities decreased by 13.0% to AR$442.2 million for the fiscal year ended December 31, 2010 compared to AR$508.1 million for the same period of 2009, explained mainly by the increase in salaries and social security charges and higher energy losses between the periods under review. The increase in net revenues associated to the higher purchase price of energy passed through to certain customers of Edenor during part of 2010 was offset by a similar increase in the cost of energy purchased to supply those customers. The gross margin related to our distribution activities decreased by 16.8% to 20.3% over sales for the fiscal year ended December 31, 2010 from 24.5% over sales for the same period in 2009.

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Selling expenses increased 41.0% to AR$194.5 million for the fiscal year ended December 31, 2010 compared to AR$138.0 million for the same period of 2009, primarily due to an increase in salaries and social security charges resulting from wage increases granted and to the increase in third party fees and compensation between both periods. In the fiscal year ended December 31, 2009, Edenor recorded a recovery of AR$21.2 million due to a reduction in the allowance for doubtful accounts as a result of the approval of the master agreement between Edenor, the Federal Government and the City of Buenos Aires in connection with underprivileged neighborhoods. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	54.8	28.2%	47.1	34.1%
Salaries and social security charges	69.5	35.7%	52.0	37.7%
Doubtful accounts	21.2	10.9%	(2.7)	-1.9%
Taxes, rates and contributions	20.9	10.7%	18.2	13.2%
Other	28.1	14.4%	23.4	17.0%
Total	194.5	100.0%	138.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may no t sum.

Administrative expenses increased by 23.8% to AR$180.6 million for the fiscal year ended December 31, 2010 compared to AR$145.9 million for the same period of 2009, primarily due to increases in salaries due to wage increases granted. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	79.4	43.9%	60.5	41.5%
Fees for third-party services	46.6	25.8%	43.8	30.0%
Insurance and rentals	14.3	7.9%	6.2	4.2%
Advertising and promotion	18.4	10.2%	16.8	11.5%
Others	22.0	12.2%	18.6	12.8%
Total	180.6	100.0%	145.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may no t sum.

Operating income of our distribution activities decreased by 71.9% to AR$61.5 million for the fiscal year ended December 31, 2010 compared to AR$218.7 million for the same period of 2009, mainly due to the higher selling and administration expenses described above. The total operating margin decreased by 73.1% to 2.8% over sales for the fiscal year ended December 31, 2010 from 10.5% over sales for the same period in 2009.

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Financial and holding results, net, related to our distribution activities represented a loss of AR$205.4 million for the fiscal year ended December 31, 2010 compared to a loss of AR$130.5 million for the same period of 2009, primarily due to losses related to net interest expenses (AR$128.0 million), the appreciation of the U.S. Dollar on the outstanding debt incurred in U.S. Dollars (AR$57.3 million) and the holding of financial assets (AR$14.4 million), which were partially offset by gains from interest generated by assets, and foreign exchange differences on financial assets (AR$28.4 million and AR$7.4 million, respectively). In 2010 our distribution segment recorded a loss from repurchase of debt in the fourth quarter due to the repurchase of Notes at a price above par, within the framework of the restructuring process aimed at obtaining a longer maturity debt profile (from 2017 to 2022). In the same period of 2009, our distribution segment recorded gains from repurchase of financial debt (AR$81.5 million). The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	28.4	-13.8%	16.2	-12.4%
Gains on foreign exchange differences on assets	7.4	-3.6%	21.4	-16.4%
Generated by taxes and bank commissions	(37.3)	18.2%	(34.9)	26.8%
Generated by financial instruments holding results	(14.4)	7.0%	37.7	-28.9%
Other results generated by assets	11.5	-5.6%	3.4	-2.6%
Interest expense generated by liabilities	(128.0)	62.3%	(120.9)	92.6%
Losses on foreign exchange differences on liabilities	(57.3)	27.9%	(129.2)	99.0%
Generated by repurchases of financial debt	(7.1)	3.4%	81.5	-62.4%
Other results generated by liabilities	(8.7)	4.2%	(5.7)	4.4%
Total	(205.4)	100.0%	(130.5)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may no t sum.

The distribution segment recorded other expenses of AR$9.8 million for the fiscal year ended December 31, 2010, compared to other income for AR$2.0 million in the same period of 2009.

In turn, our distribution operations recorded an income tax benefit of AR$25.3 million in the fiscal year ended December 31, 2010, compared to a AR$61.1 million charge in the same period of 2009, and a recovery for minority interests of AR$35.9 million in the fiscal year ended December 31, 2010 compared to a charge of AR$43.9 million in the same period of 2009.

Finally, our distribution activities registered a net loss of AR$92.5 million for the fiscal year ended December 31, 2010, compared to a net loss of AR$14.8 million for the same period in 2009.

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Holding and Other Segment

Net sales related to our holding and other segment were AR$0.9 million for the fiscal year ended December 31, 2010 compared to AR$15.1 million in the same period of 2009, mostly related to sales at our real estate business (AR$0.9 million and AR$9.2 million for the periods ended December 31, 2010 and 2009, respectively) and services that we provided to our subsidiaries (AR$0.1 million and AR$5.8 million for the periods ended December 31, 2010 and 2009, respectively).

Cost of sales related to our holding and other segment decreased to AR$0.8 million in the fiscal year ended December 31, 2010 compared to AR$8.2 million for the same period of 2009, reflecting the lower cost of sales of our real estate business. The following table illustrates the main components of cost of sales from our holding and other segment for the periods shown:

	Cost of Sales
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Cost of Benquerencia lots	0.7	93.9%	8.0	97.3%
Other	0.0	6.1%	0.2	2.7%
Total	0.8	100.0%	8.2	100.0%
Note: A ll figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our holding and other segment was AR$0.1 million for the fiscal year ended December 31, 2010 compared to AR$6.9 million for the same period of 2009, mainly due to the impact of the reduction in the real estate business and the reduction in revenues and costs for services rendered to our subsidiaries as a result of the personnel and operations’ transfers from Pampa Generación to our generation segment in 2009.

Selling expenses related to our holding and other segment decreased to AR$0.1 million for the fiscal year ended December 31, 2010 compared to AR$1.0 million for the same period of 2009, reflecting mainly the selling expenses of our real estate business. The following table illustrates the main components of selling expenses from our holding and other segment for the periods shown:

	Selling Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Fees for third-party services	0.0	3.4%	0.0	0.4%
Salaries and social security charges	0.0	0.0%	0.5	46.5%
Taxes, rates and contributions	0.1	96.6%	0.5	53.0%
Other	0.0	0.0%	0.0	0.0%
Total	0.1	100.0%	1.0	100.0%
Note: A ll figures have been subject to rounding, so figures shown as totals may not sum.

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Administrative expenses amounted to AR$36.0 million for the fiscal year ended December 31, 2010 compared to AR$48.0 million for the same period of 2009, mainly due to the decrease in the real estate business and the reduction in Pampa Energía’s administrative expenses due to the reallocation of personnel and other expenses in March 2009 to our generation segment. The following table illustrates the main components of administrative expenses from our holding and other segment for the periods shown:

	Administrative Expenses
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Salaries and social security charges	1.5	4.1%	4.4	9.3%
Fees for third-party services	13.9	38.7%	16.4	34.1%
Rental and insurance	1.3	3.7%	2.8	5.9%
Directors' and syndics' fees and options reserve	15.8	43.9%	17.0	35.3%
Others	3.4	9.6%	7.4	15.3%
Total	36.0	100.0%	48.0	100.0%
Note: A ll figures have been subject to rounding, so figures shown as totals may not sum.

Operating losses related to our holding and other segment amounted to AR$36.0 million for the fiscal year ended December 31, 2010 compared to an operating loss of AR$42.2 million for the same period of 2009, primarily explained because net sales for the period did not offset the administrative expenses described above.

Financial and holding results, net, related to our holding and other activities represented a gain of AR$24.5 million for the fiscal year ended December 31, 2010 compared to a gain of AR$228.3 million for the same period of 2009, primarily due to gains generated by the repurchase of debt from our subsidiaries (AR$10.9 million), gains from holdings of financial assets (AR$55.5 million) and net interest income (AR$17.0 million) and foreign exchange differences (AR$19.5 million) generated by assets and liabilities, which were partially offset by the loss resulting from the full impairment recorded in the second quarter of 2010 on over San Antonio Global Ltd.’s shares, which our subsidiary Pampa Inversiones S.A. held in its portfolio (AR$77.9 million). During the same period of 2009, our holding and other segment recorded gains generated by the repurchase of debt from our subsidiaries (AR$96.3 million) and net interest income (AR$20.5 million) and foreign exchange differences (AR$32.2 million) generated by assets and liabilities. The following table illustrates the main components of financial and holding results from our holding and other segment for the periods shown:

	Financial and Holding Results
	Fiscal years ended December 31,
	2010		2009
	(in millions of Pesos, except percentages)
Interest income generated by assets	(6.5)	-26.5%	(2.9)	-1.3%
Impairment of assets and investments	(77.9)	-317.7%	0.0	0.0%
Gains on foreign exchange differences on assets	8.9	36.2%	2.3	1.0%
Generated by taxes and bank commissions	(2.8)	-11.5%	(2.4)	-1.0%
Generated by financial instruments holding results	55.5	226.3%	71.2	31.2%
Other results generated by assets	0.0	0.0%	8.4	3.7%
Interest expense generated by liabilities	23.5	95.9%	23.4	10.3%
Gain on foreign exchange differences on liabilities	10.6	43.3%	29.9	13.1%
Generated by repurchases of financial debt	10.9	44.3%	96.3	42.2%
Other results generated by liabilities	2.4	9.7%	2.0	0.9%
Total	24.5	100.0%	228.3	100.0%
No te: A ll figures have been subject to ro unding, so figures sho wn as to tals may no t sum.

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Our holding and other segment recorded other income, net for AR$2.5 million in the fiscal year ended December 31, 2010 compared to other expenses, net for AR$6.1 million for the same period of 2009.

Also, our holding and other segment recorded an income tax charge of AR$14.4 million for the fiscal year ended December 31, 2010, compared to a charge of AR$25.8 million for the same period of 2009.

Finally, our holding and other segment registered a net loss of AR$23.4 million for the fiscal year ended December 31, 2010 compared to a net income of AR$154.2 million recorded in the same period of 2009.

14.        Dividend Policy

Except as described under heading 6.6.5 of this Annual Report, we are not planning on paying cash dividends over our ordinary shares or our ADSs in the short term, retaining all available funds and future earnings and applying them for to the operation and expansion of our business. This notwithstanding, and except for the appropriations mandated by law, we are under no legal restriction whatsoever on the payment of dividends

15.        The Board of Directors’ Proposal

The Board of Directors submits advance dividends for a total of AR$18,111,204 according to its proposal dated December 3, 2010, for the approval by the Shareholders’ Meeting.

In addition, and considering that the results for the fiscal year reflected a loss of AR$46,561,040, the Board of Directors proposes to have the loss absorbed by the retained unappropriated earnings account accumulated as of December 31, 2010.

In relation to the remaining balance of the Retained Unappropriated Earnings account, net of the above mentioned loss, amounting to AR$385,323,946, the Board of Directors proposes to carry such results forward to the new fiscal year by virtue of (a) the Company’s investment efforts in respect of the acquisitions recently made and mentioned in item 6.3 of the Annual Report, (b) the new hydrocarbon exploration and exploitation projects through its subsidiary Petrolera Pampa, and (c) the fact that the Company keeps its funds committed to the partial financing of the project for the expansion of the generation capacity of CTLLL.

Finally, we wish to thank all those people who help Pampa Energía become the leading electricity company in Argentina. To them, to the shareholders who have placed their trust in us, to our advisers, to our customers and suppliers, we extend our warmest gratefulness.

Buenos Aires, March 9, 2011.

THE BOARD OF DIRECTORS

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Exhibit I: Corporate Governance Report
CNV General Resolution 516/2007

A.   Background

The National Securities Commission (the “CNV”) issued General Resolution No. 516/2007 approving the minimum content requirements for the Corporate Governance Code (the “Code”) whereby upon preparing their financial statements, all companies authorized to list their securities on a stock exchange are required to include in their annual reports, in the form of a separate exhibit, a report detailing whether they follow and the manner in which they follow the recommendations provided in the Code or to explain the reasons why they fail to implement, in whole or in part, such recommendations and/or whether they plan to implement them in the future.

Therefore, Pampa’s Board of Directors approved the report required under the Code, which is made a part hereof and reads as follows:

B.   Corporate Governance Code – CNV General Resolution No. 516/2007

Scope of Application

1.    Issuer - Business Group Relationship

At the meeting No. 2019 held by Pampa's Board of Directors on October 10, 2008, the Related Party Transaction Policy was approved. Pursuant to such policy, all transactions involving a substantial amount carried out by Pampa with any and all individuals and/or legal entities which, pursuant to Section 73 of the Public Offering Transparency Regulations, Decree No. 677/2001 (“POTR”) are regarded as “related parties” shall be subject to a specific and prior authorization and control procedure implemented under the supervision of Pampa’s Department of Corporate Law and which concerns both Pampa’s Board of Directors and the Audit Committee (as applicable).

Furthermore, in compliance with Sections 5.a) and 73.b) of the POTR, all transactions involving a substantial amount performed by Pampa with its related parties are immediately reported as a “material event” both to the CNV and the markets on which Pampa lists its securities.

Finally, both Pampa’s individual and consolidated financial statements and Form 20-F filed by Pampa with the U.S. Securities & Exchange Commission show Pampa’s transactions and balances with its related parties.

2.    Incorporation in Corporate Bylaws

Pampa’s Board of Directors considers that for the time being it is not necessary to amend Pampa's corporate bylaws in order to include any of the recommendations under the Code. This resolution adopted by the Board of Directors is based on the fact that the corporate bylaws currently reflect some aspects of the Code since they set forth, for example, certain provisions related to the appointment of Board members, the Audit Committee, Tender Offer Regulations, etc.

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Board of Directors - General Provisions

3.    Responsibility for Corporate Strategy

Pampa’s Board of Directors regularly approves Pampa’s management affairs and different policies and strategies, including, without limitation, the business plan, management goals, the annual budget and the corporate governance policies, etc.

In regards to the Company’s corporate governance policies, during 2010, Pampa’s Management Committee approved the creation of an Ethics Committee entrusted with the mission of reviewing every case and making a decision concerning the actions to be implemented vis-á-vis behaviors, acts or events which, having been analyzed in the light of the procedures prescribed by each one of Pampa’s corporate governance policies in place, represent a severe policy violation.

With regard to Corporate Social Responsibility (“CSR”), Pampa’s Department of Institutional Relations and Communication has designed and implemented various CSR projects. Such projects are conceived and implemented in line with the principles and values contained in Pampa’s CSR Policy as approved by the Board at the meeting No. 2019 held on October 10, 2008. The policy, which was designed together with Help Argentina Asociación Civil, is aimed at designing CSR projects related to education, childhood and community development, among other main issues, in all such neighboring communities where Pampa operates either directly or indirectly. In this sense, see the relevant section of the 2010 annual report which contains a description of all CSR projects that Pampa has pursued and developed in 2010.

When it comes to training for managers and directors, in August and September 2010, Pampa’s Human Resources Department rolled out a training program entitled “Aprendamos Más”. This training program was addressed to all of Pampa’s employees (including managers). A part of the program also consisted in having special day meetings attended by Pampa’s directors and supervisory committee members. “Aprendamos Más” dealt with issues related to the energy market and, against this backdrop, there were lectures on the following topics: Energy Matrix; Vertical De-integration, products delivered by Pampa’s generation power plants, Spot Market, Hydraulic Spot Market, Forward Market, Notions on Energy Remuneration, Fuels, Occupational Safety and the Environment. Besides, in September 2010, Pampa’s Corporate Law Department and its IT Safety and Security Department organized a joint day meeting targeted to all of Pampa’s employees, directors and supervisory committee members to review all of the Company’s corporate governance and IT security policies in place in Pampa in the light of the provisions under the US’s Sarbanes & Oxley Act of 2002 that apply to Pampa.

4.    Management Control

As referred to above, Pampa holds periodical meetings in order to determine Pampa's general policies and to monitor compliance with its business plan and follow up and development of corporate management.

5.    Information and Internal Control. Risk Management

On the one hand, in relation to risk Management, at the meeting held by Pampa's Board of Directors on March 7, 2007 it was resolved to approve the selection, adaptation and implementation of a risk management methodology intended as a work tool useful for identifying the main risks affecting Pampa. Such methodology outlines adequate responses to such risks and risk communication channels and procedures. Thereafter, at the meeting of the Board No. 2004 held on March 7, 2008, Pampa’s

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management body approved the “Risk Management Handbook” which was restated and converted in December 2010 into “Policy and Management of Business Risks” which establishes a methodology for risk management process and roles and responsibilities.

As regards internal controls, in 2010 Pampa hired, as a new staff member, a professional to perform the duties of an internal auditor, who is supervised by, and reports to, Pampa’s Audit Committee. Additionally, Pampa’s internal auditor relies on the aid of Abelovich, Polano y Asociados, the professional services firm that performs the field work in terms of internal controls. Pampa’s Audit Committee regularly reviews during its meetings the internal audit reports submitted to it.

Finally, the Board, the Management Committee and the various managers specially assigned to this matter, are working on the implementation of policies to assess risks and internal controls in connection with the criteria suggested by the SEC, such as the adoption of the approach recommended by the Committee of Sponsoring Organizations of the Tradeway Commission (“COSO”), the so-called “COSO Report”. This report defines Internal Control as a process that involves the Board, management and all of an entity’s employees, designed to provide reasonable assurance in order to ensure the efficacy and efficiency of the operations, reliable financial reporting and compliance with current rules and regulations.

6.    Audit Committee

Pursuant to Section I of Pampa's Audit Committee’s Charter, the members of such Committee are appointed from among the members of the Board of Directors taking the following guidelines into account: (i) all members of the Committee must be independent pursuant to independence standards set forth in the CNV Rules, (ii) members’ qualification requirements and (iii) the incompatibility regulations.

7.    Number of Board Members

The Board of Directors is comprised of those members appointed at Pampa's Shareholders’ Meeting or otherwise by Pampa's Supervisory Committee. In accordance with the duties discharged by the Board and Pampa’s volume of business, the Board of Directors believes that it is comprised of an adequate number of members for the proper performance of its duties.

On the other hand, all members of the Audit Committee are independent (Section I of the Audit Committee’s Charter). Therefore, the number of independent directors serving on Pampa’s Board is higher than the number required by the POTR, and thus the Board of Directors believes that it has a sufficient number of independent members.

Currently, the Board of Directors is comprised of 9 directors and 7 alternate directors. From said number of directors, 4 directors are independent pursuant to independence standards set forth in the CNV Rules (Section 4 of Chapter XXI).

Finally, the Board of Directors has a Management Committee in charge of dealing with all such technical and administrative matters concerning the day-to-day management of Pampa. In addition, two other committees report to the Management Committee: (i) the Disclosure Committee, organized in 2009, that is in charge of receiving, classifying and reviewing any corporate information to identify such information required to be disclosed to the markets in the manner, on the terms and to the extent required by local and foreign laws and regulations applicable to Pampa; and (ii) the Ethics Committee, that was organized in 2010 and has the functions described in item 3 of this report.

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8.    Board Members

Pampa is a young company that has been doing business for a few years now. Therefore, it does not currently have a great number of former executives. For such reason, Pampa has no policy related to this matter as it considers it unnecessary at this time.

It should be added that taking into account that pursuant to the CNV Rules no former employees of Pampa who have been employed by the company within 3 years prior to the appointment shall serve as independent directors (Section 11.b) of Chapter III of the CNV Rules), we believe that we have low chances of appointing Pampa’s former executives to serve on its management body. Therefore, in the event that a former executive is appointed to serve on Pampa’s Board in the future, we understand such situation would be extraordinary, and therefore, there is no sense in issuing a formal policy in such respect.

9.    Participation in Different Companies

The Board believes that it is not advisable and there is no need to limit the participation in other companies as directors and statutory auditors of Pampa’s directors and statutory auditors. We understand that the existing legal impediments on this matter, in addition to the liability system applicable to directors and statutory auditors, are sufficient and ensure an adequate performance of duties by Pampa’s directors and statutory auditors.

10. Assessment of Board’s Performance

Notwithstanding the fact that the individual performance of Pampa’s Directors is approved or not by the Shareholders' Meeting, the Board Meeting No. 2019 held on October 10, 2008 approved the implementation of "Pampa Energía S.A.’s Board Self-Assessment Annual Questionnaire” (the “Questionnaire”). The purpose of the Questionnaire is that the management body should be able to assess its own performance as a whole rather than performance of its members on an individual basis. For such purpose, all the directors in Pampa's Board, both independent and non-independent members, are required to answer the questions specified in the Questionnaire on an annual basis.

11. Training and Development of Directors

All Pampa's Board members are distinguished professionals who render their services meeting the highest professional quality standards.

During 2010, all of Pampa’s Directors attended seminars given within the framework of the training program “Aprendamos Más”, and also the corporate governance and IT security course, which activities are described in item 3 of this report.

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Independent Directors

12. Independent Directors

In compliance with Section 4 of Chapter XXI of the CNV Rules, on each appointment of directors, every time nominees are proposed for consideration by the shareholders' meeting, the shareholders are advised, prior to voting thereon, about the independent or non-independent nature of each nominee. Furthermore, after the shareholders' meeting and in compliance with the provisions of the CNV Rules, within 10 days following the appointment of new directors, the CNV and the markets on which Pampa trades its securities are provided with information about the personal details of each director and whether they are independent or non-independent (the latter information is provided under an affidavit signed by each director).

13. Appointment of Senior Executives

The appointment of Pampa’s senior managers is performed through a selection process carried out by the President together and in coordination with the Directors and the Department of Human Resources of Pampa. Whenever a senior manager is appointed, the disclosure procedures are followed as and when stipulated in Section 8 and 9 of Chapter III of the CNV Rules.

14. Ratio of Independent Directors

Pampa has no formal policy about the minimum number of independent directors required to serve on the Board. Nonetheless, Pampa has the number of independent members necessary to comprise the Audit Committee pursuant to Section I the Audit Committee’s Charter; therefore, the number of independent members required by Section 15 of the POTR is exceeded and is in compliance with the U.S. Sarbanes-Oxley Act.

On the other hand, with regard to public disclosure of the independent or non-independent nature of a director, we believe that such requirement is met by complying with the reporting regime prescribed by the CNV Rules.

15. Meeting of Independent Directors

We understand that because of its nature the Audit Committee is the proper body to hold meetings of independent directors. Therefore, we believe there is no need to hold exclusive meetings of independent directors other than those held by the Audit Committee, since all members of such Committee are independent.

Shareholder Relations

16. Information to Shareholders

We believe that it is not appropriate to implement periodic reporting meetings with shareholders since: (i) all Pampa's shareholders have full access to all of Pampa’s public information continuously disclosed to the CNV and the markets on which Pampa lists its securities, (ii) all Pampa’s shareholders have full powers to exercise the right to information set forth in Section 55 of the Business Companies Law, (iii) Pampa has a special section within its website called “Investors’ Relation” under which a great

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volume of information is posted in connection with Pampa and its businesses (www.pampaenergia.com), and (iv) after the approval of quarterly and annual financial statements, Pampa makes arrangements for a conference call in which all shareholders who desire to can participate, in which complete information is provided to participants in relation to the development of corporate businesses for the (quarterly or annual) fiscal period in question.

17. Assistance to Shareholders with Questions and Queries

All Pampa’s shareholders may make questions and submit queries by email, through Pampa's website (www.pampaenergia.com) or by phone. Such questions and/or queries are received by a special area within the organization exclusively engaged in assisting shareholders with this kind of questions and queries.

18. Minority Shareholders' Participation in Meetings

Notice of the shareholders’ meetings is given to Pampa’s shareholders inviting them to participate as required by Pampa's bylaws and the Business Companies Law and the POTR. Therefore, notice of the meetings is given to the shareholders through the publication of legal notices in the way and for the period set forth in the applicable laws in force. We believe that such is a proper manner to convene shareholders' meetings not only because it is efficient but also because it is in line with the principle of equality of shareholders.

19. Control Market

At the General Extraordinary Shareholders’ Meeting of Pampa held on June 4, 2003 it was resolved that Pampa is a “Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Securities in a Public Offering” based on the requirements set forth by the POTR. Subsequently, at the General Ordinary and Extraordinary Shareholders’ Meeting of Pampa held on June 16, 2006, it was resolved to entirely amend the bylaws and include chapter VIII (Section 38 et seq.) in relation to public tenders. Therefore, we believe that by amending the bylaws we have taken a specific action intended to favor the development of the control market.

20. Dividend Policy

Taking into account the general fluctuations in the economy and in the electricity market in particular, we believe it is convenient not to establish a specific policy in relation to dividend payment. Pampa’s Board of Directors prudently evaluates the possibility of paying a dividend to shareholders in each fiscal year and analyzes the special economic circumstances of the fiscal year in question.

Notwithstanding the foregoing, it has been a common practice for Pampa in the last fiscal years to approve payment of an advance dividend in order to offset the amounts required to be remitted by Pampa to the national tax office in its capacity as a taxpayer’s substitute obligor for payment of the tax on personal assets owed by each of Pampa’s shareholders.

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Community Relations

21. Internet Communication

Pampa has the website: www.pampaenergia.com. This is a freely accessible website and is updated on an ongoing basis. It is an easy-to-access website and navigation is simple. It contains sufficient and complete information on the companies comprising the business group led by Pampa and its respective businesses. Furthermore, as explained in Section 17 above, such website provides users with the possibility of making questions and submitting queries, thus building a permanent and spontaneous links with the community.

22. Site Requirements

The system used by Pampa in relation to its website provides safeguards and protects the information it contains and its reliability. It has security mechanisms that conform to the standards required by personal data protection rules and prevent non-authorized individuals from having access to and/or changing and/or deleting and/or otherwise damaging the information it contains.

For such reason, the information transmitted through electronic means conforms to the highest standards of confidentiality and integrity and is intended to be preserved and recorded.

Committees

23. Independent Director as Committee Chairman

Pursuant to Section I of the Audit Committee’s Charter and the U.S. Sarbanes-Oxley Act, all members of Pampa's Audit Committee are independent. Therefore, whenever the Committee appoints a Chairman and Vice Chairman from among its members, they will always be independent.

24. Rotation of Statutory Auditors and/or External Auditors

Pampa has no specific policy regarding the rotation of the Supervisory Committee members and/or the External Auditor. Nevertheless, in relation to the rotation of the External Auditor, Pampa abides by the provisions of Section 24.C.2) of Chapter II of the CNV Rules which sets forth that the maximum term for which a partner of an auditing firm may conduct auditing tasks at Pampa shall not exceed 5 uninterrupted years.

For its part, Pampa’s Audit Committee reviews on an annual basis (upon presentation and publication of Pampa's annual financial statements) the performance of external auditors and issues an opinion stating the grounds therefore pursuant to Section 16 of Chapter III of the CNV Rules and the Audit Committee’s Charter.

25. Twofold Office of Statutory Auditor and External Auditor

While local regulations prescribe no legal impediment in this regard, Pampa’s members of the Supervisory Committee neither serve as external auditors nor are they related to the firm rendering external auditing services to Pampa.

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26. Compensation System

Pampa’s Board of Directors believes it is not necessary to create a Compensation Committee as the duties it would perform are currently being discharged by the Audit Committee in accordance with its charter.

27. Appointments and Corporate Governance Committees

Pampa's Board of Directors believes that it is not necessary to create an Appointments Committee and a Corporate Governance Committee as the duties they would perform are currently being discharged by the Audit Committee in accordance with its regulations. In addition, as regards corporate governance, Pampa is technically and professionally assisted by the lawyers comprising Pampa's Department of Corporate Law.

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CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2010 and 2009, and

for the years then ended

91

CONSOLIDATED BALANCE SHEET

As of December 31, 2010 and 2009

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of December 31, 2010	As of December 31, 2009

Assets
Current Assets
Cash and banks	208,715,476	158,043,109
Investments	961,538,811	467,697,236
Trade receivables	793,417,597	579,618,129
Other receivables	322,266,583	282,074,636
Inventories	29,678,642	44,977,523
Other assets	128,091,604	138,591,381
Total Current Assets	2,443,708,713	1,671,002,014

Non-Current Assets
Trade receivables	237,091,115	263,057,717
Investments	481,680	170,674,025
Other receivables	246,627,684	185,666,194
Inventories	638,632	1,143,736
Fixed assets	6,563,165,793	6,291,154,701
Intangible assets	268,206,304	297,564,513
Other assets	90,286,475	113,018,681
Goodwill	572,704,466	569,252,345
Total Non- Current Assets	7,979,202,149	7,891,531,912
Total Assets	10,422,910,862	9,562,533,926

Liabilities
Current Liabilities
Accounts payable	651,057,807	506,806,736
Financial debt	668,299,691	412,462,950
Salaries and social security payable	237,145,443	165,486,337
Taxes payable	171,295,524	203,170,182
Other liabilities	53,404,585	77,534,218
Provisions	57,976,586	62,813,000
Total Current Liabilities	1,839,179,636	1,428,273,423

Non- Current Liabilities
Accounts payable	78,086,367	80,625,236
Financial debt	1,994,572,167	1,703,992,392
Salaries and social security payable	70,661,349	56,691,091
Taxes payable	575,570,054	578,815,215
Other liabilities	985,110,326	631,307,457
Provisions	11,326,505	17,729,148
Total Non-Current Liabilities	3,715,326,768	3,069,160,539
Total Liabilities	5,554,506,404	4,497,433,962

Minority Interest	1,587,453,391	1,728,422,005
Shareholders´ Equity	3,280,951,067	3,336,677,959
Total Liabilities and Shareholders´ Equity	10,422,910,862	9,562,533,926

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATION

For the years ended December 31, 2010 and 2009

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2010	2009

Sales	4,866,925,429	4,093,439,873
Cost of sales	(3,987,967,830)	(3,192,146,239)
Gross profit	878,957,599	901,293,634

Selling expenses	(210,043,525)	(154,663,071)
Administrative expenses	(366,835,721)	(302,748,889)
Goodwill amortization	(19,964,093)	(20,004,543)
Operating income	282,114,260	423,877,131

Financial and holding results
Generated by assets
Interest income	90,179,841	38,654,815
Taxes and bank commissions	(67,112,504)	(78,035,607)
Foreign currency exchange difference	24,857,026	80,313,136
Result of receivables measured at present value	7,373,095	11,765,722
Holding results on financial assets	54,456,618	128,453,780
Impairment of investments	(77,946,474)	-
Impairment of fixed assets and other assets	-	(18,502,059)
Holding results on other assets	-	12,196,568
Other financial results	1,468,984	5,434,015
Generated by liabilities
Interest expense	(205,594,144)	(189,474,815)
Foreign currency exchange difference	(71,795,803)	(178,701,629)
Result from repurchase of financial debt	5,496,554	245,462,895
Other financial results	(11,960,937)	(9,183,303)
Total financial and holding results	(250,577,744)	48,383,518

Other income (expenses), net	6,157,329	(2,010,213)
Income before taxes and minority interest	37,693,845	470,250,436
Income tax	(74,280,606)	(160,202,472)
Minority interest	(9,974,279)	(95,311,143)
Net (loss) income for the year	(46,561,040)	214,736,821

(Loss) Earning per share (Note 3):
Basic	(0.0354)	0.1544
Diluted	(0.0315)	0.1453

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2010 and 2009

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Voluntary Reserve	Retained earnings	Total Shareholders’ Equity

Balance as of December 31, 2008	1,399,768,046	1,399,768,046	1,507,437,729	126,426,196	3,033,631,971	26,475,010	10,908,766	5,163,169	135,103,149	3,211,282,065
Setting up (Reversal) of reserves	-	-	-	-	-	-	5,751,186	(5,163,169)	(588,017)	-
Reserve for Directors’ options	-	-	-	-	-	11,061,342	-	-	-	11,061,342
Acquisition of Company´s own shares	(85,457,151)	(85,457,151)	-	85,457,151	-	-	-	-	(84,630,538)	(84,630,538)
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(15,771,731)	(15,771,731)
Net income for the year	-	-	-	-	-	-	-	-	214,736,821	214,736,821
Balance as of December 31, 2009	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	-	248,849,684	3,336,677,959

Setting up of reserves	-	-	-	-	-	-	10,736,841	-	(10,736,841)	-
Capital redemption	-	-	-	(211,883,347)	(211,883,347)	-	-	-	211,883,347	-
Reserve for Directors’ options	-	-	-	-	-	8,945,352	-	-	-	8,945,352
Distribution of dividends in advance	-	-	-	-	-	-	-	-	(18,111,204)	(18,111,204)
Net loss for the year	-	-	-	-	-	-	-	-	(46,561,040)	(46,561,040)
Balance as of December 31, 2010	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	46,481,704	27,396,793	-	385,323,946	3,280,951,067

   The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2010 and 2009

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2010	2009

OPERATING ACTIVITIES
Net (loss) income for the year	(46,561,040)	214,736,821
Income tax	74,280,606	160,202,472
Interests accrued	33,763,586	84,583,922
Adjustments to reconcile net (loss) income to cash flows provided by (used in) operating activities
Depreciation of fixed assets	284,915,076	273,069,865
Amortization of intangible assets	22,901,004	22,802,651
Depreciation of other assets	22,732,206	22,732,206
Amortization of goodwill	19,964,093	20,004,543
Reserve for Directors’ options	8,945,352	11,061,342
Setting up (Recovery) of provisions	23,468,581	(43,237,557)
Result from repurchase of financial debt	(5,496,554)	(245,462,895)
Foreign currency exchange differences and other financial results	37,816,221	231,668,306
Impairment of investments	77,946,474	-
Impairment of fixed assets and other assets	-	18,502,059
Minority interest	9,974,279	95,311,143
Other	12,210,266	(4,012,862)
Changes in operating assets and liabilities
(Increase) Decrease in trade receivables	(262,428,893)	193,620,626
Increase in other receivables	(96,409,683)	(81,267,022)
Decrease in inventories	7,107,130	7,423,306
Decrease (Increase) in intangible assets	29,628	(29,628)
Decrease (Increase) in other assets	10,490,295	(36,120)
Increase (Decrease) in accounts payable	144,894,790	(119,415,842)
Increase in salaries and social security payable	85,228,857	40,901,724
Decrease in taxes payable	(131,756,100)	(139,932,497)
Increase in other liabilities	361,972,725	162,873,487
(Decrease) Increase in provisions	(9,127,498)	10,616,000
Dividend paid to third parties by subsidiaries	(26,637,634)	(18,121,896)
Net cash provided by operating activities	660,223,767	918,594,154
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(568,260,070)	(974,895,108)
Incorporation of additional interest in subsidiaries	-	52,773,389
Decrease in cash for desconsolidation of subsidiaries	(12,946,605)	-
Payment to minority shareholders for subsidiary capital redemption	(12,391,027)	-
Proceeds from sale of short-term investments	93,313,103	118,145,401
Payment for acquisition of investments	(114,253,259)	(85,797,736)
Decrease in restricted financial assets	75,639,470	339,765,396
Proceeds from the sale of investments in subsidiaries	16,762,037	-
Proceeds from the sale of fixed assets and other assets	7,556,613	857,487
Net cash used in investing activities	(514,579,738)	(549,151,171)
FINANCING ACTIVITIES
Dividends paid	(15,771,731)	(16,797,217)
Proceeds from bank and financial borrowings	868,122,280	183,565,419
Payment of bank and financial debt	(525,147,730)	(410,939,267)
Acquisition of Company´s own shares	-	(84,630,538)
Net cash provided by (used in) financing activities	327,202,819	(328,801,603)

Net increase in cash and cash equivalents	472,846,848	40,641,380

Cash and cash equivalents at the beginning of the year (Note 4)	435,851,011	395,209,631
Cash and cash equivalents at the end of the year (Note 4)	908,697,859	435,851,011

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1.  business of the company

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,187 MW, which accounts for approximately 7.8% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 10,613 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”), the Company distributes electricity among over 2,7 million customers throughout the northern region of Buenos Aires and the Northwest of Greater Buenos Aires, which is covered by the concession.

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On 5 August 2009, the Securities and Exchange Commission (“SEC”), supervisory agency of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which allow the public availability of such instruments in the foreign jurisdiction.

On 27 August 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs.

On 9 October 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

Pursuant to its General Resolution No. 562/09, the CNV incorporated FACPCE’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009 Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In July 2010, the CNV passed its General Resolution No. 576, which introduces certain changes to its previous General Resolution No. 562. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562.

As of the date of these financial statements, the implementation process is proceeding as foreseen in the above-mentioned plan.

On the basis of the results yielded by the process to monitor the specific IFRS implementation plan, the Board of Directors of Pampa Energía has not become aware of any circumstance calling for modifying the plan or indicative of any deviation from the established objectives and dates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Basis of consolidation

The consolidated financial statements include the accounts of the Company and of Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Pampa Inversiones S.A. (“Pampa Inversiones”, formerly “Dilurey S.A.”), Powerco S.A. (“Powerco”), Corporación Independiente de Energía S.A. (“CIE”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”), Transelec Argentina S.A. (“Transelec”), Dolphin Energía S.A. (“DESA”), IEASA S.A. (“IEASA”), Bodega Loma La Lata S.A. (“Bodega Loma La Lata”, formerly “Pampa Renovables S.A.”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), Central Hidroeléctrica Lago Escondido S.A. (“Lago Escondido”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All significant intercompany balances and transactions have been eliminated in consolidation.

Data reflecting consolidated corporate control are as follows:

Companies under direct control	Ownership interest and voting stock percentage		Companies under indirect control / Companies jointly controlled	Ownership interest and voting stock percentage
	12.31.10	12.31.09		12.31.10	12.31.09
Generation
Inversora Nihuiles	90.27	90.27	Hidroeléctrica Los Nihuiles S.A.	52.04	52.04
Inversora Diamante	91.60	91.60	Hidroeléctrica Diamante S.A.	59.00 (4)	59.00 (4)
Loma de la Lata / Powerco (1)	100.00	100.00	Central Térmica Güemes S.A.	89.68 (5)	89.68 (5)
			Energía Distribuida S.A.	100.00 (6)	100.00 (6)
CIE	100.00	100.00	Central Piedra Buena S.A.	100.00	100.00
Loma de la Lata	100.00	100.00
Inversora Ingentis	100.00	100.00	Ingentis S.A.	50.05(7)	61.00
Pampa Generación	100.00	100.00
Bodega Loma La Lata	100.00	100.00
Lago Escondido	100.00	100.00
Transmission
Transelec (2)	100.00	100.00	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.	52.65	52.65

Distribution
DESA (3)	100.00	100.00	Empresa Distribuidora y Comercializadora Norte S.A.	51.54(7)	51.54
IEASA (3)	100.00	100.00
Others Pampa Inversiones	100.00	100.00
Pampa Real Estate	100.00	100.00
Pampa Participaciones	100.00	100.00
Pampa Participaciones II	100.00	100.00
Petrolera Pampa	100.00	100.00

(1) Loma de la Lata and Powerco have control over Central Térmica Güemes S.A. (“CTG”) as a result of its 74.20% and 15.48% ownership interest, respectively, in its capital and voting stock. Loma de la Lata and Powerco are  fully owned subsidiaries of the Company.

 (2) Transelec owns and co-controls 50% of Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”), which in turn controls Transener with a 52.65% ownership interest in its capital and voting stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(3) DESA and IEASA control Edenor through Electricidad Argentina S.A. (“EASA”) as a result of its 100% ownership interest in its capital and voting stock.

(4) As of December 31, 2009, additionally to the 59% equity interest in Hidroeléctrica Diamante S.A. through Inversora Diamante, the Company carries a direct 2% interest in such company. On November 15, 2010, the Company transferred this direct equity interest to Pampa Participaciones.

(5) In addition the Company holds a direct 2.58% interest in CTG.

(6) Energía Distribuida S.A. (“Energía Distribuida”) is a company controlled by CTG with 99.99 % of its equity and votes.

(7) See Note 10 to these financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

 Comparative information

Balances as of December 31, 2009 as set out in these financial statements for comparative purposes are derived from the financial statements at these dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current period presentation.

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits have been valued at cost plus accrued interest at each year-end. Investments in corporate and government securities, shares in other companies and mutual funds with an active market have been valued at their market price at each year-end. Other corporate and public securities have been valued at their face value plus accrued interests at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Changes in market values of such instruments are included under the line of the statement of operation “Financial and holding results”.

Financial trusts with an active market have been valued at their market price at each year end.

Guarantee bank accounts: they secure future payments for the project works to expand the electric power generation capacity of Loma de La Lata.

As of December 31, 2009 deposits from purchasing or selling US$ Dollars at a future date are included as financial placements at the prevailing exchange rate. Results from these transactions are included in “Financial and holding results”.

Long-term

Investments in equity securities in which the Company does not exercise control or significant influence (less than 20%) are accounted for at cost.

As of December 31, 2010 the subsidiary Pampa Inversiones held 2,436,010 common shares of San Antonio International Ltd.’s capital (“San Antonio”), a leader company engaged in the provision of comprehensive drilling solutions, services and management in the oil and gas industry. As a consequence of the restructuring of part of its financial debt, San Antonio requested approximately US$112 million to its shareholders or interested third parties for a capital increase, in which the Board of Pampa Inversiones decided not to participate. As a result of this, Pampa Inversiones has reevaluated the estimated recoverable value of its investment in San Antonio and has recognized an impairment loss of Ps. 77,946,474 which is included in the statement of operation within “Financial and holding results generated by assets”.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date. Non-current trade receivables include receivables from the generation and distribution segments which, according to its contractual terms, are expected to be realized beyond one year.

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Bank and financial debts of the acquired companies have been valued considering its market value at the moment of the acquisition plus financial results accrued on the basis of the internal return determined in each acquisition.

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rates at year end. Transactions denominated in foreign currencies are translated into local currency at the prevailing exchange rates on the date of transaction settlement.

Inventories, materials and spare parts

Inventories, materials and spare parts which are stated at its acquisition or replacement cost. Their values do not exceed their net realizable value at year end.

Land acquired for their development and subsequent sale and fuel oil stocks were classified as inventories.

The Company classified inventories as current or non-current on the basis of the management estimate of when they will be sold or consumed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation. Depreciation charges are generally computed under the straight-line method over the estimated useful lives assigned to the assets. Depreciation of Central Térmica Güemes and Loma de la Lata turbines and related equipment are calculated following the unit of production method. Depreciation of certain Transener assets has been calculated using technical formulas other than the straight-line method.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operation.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the years ended December 31, 2010 and 2009, amounted to Ps. 142.7 million and Ps.117.3 million, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments.

The recorded values of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Concession contract: corresponds to the total value assigned to the concessions of Hidroeléctrica Los Nihuiles S.A. (“HINISA”) and Hidroeléctrica Diamante S.A. (“HIDISA”) and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified, when the intangible asset has been previously recognized by the acquired company.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Pre-operating and organization costs: As of December 31, 2009, they relate to general administration, study, evaluation and other costs related to the Ingentis and Petrolera Pampa projects. They were valued at their acquisition cost.

Other assets

Current

As at December 31, 2010, other current assets include the Company's indirect equity interest in Ingentis S.A. (“Ingentis”), considering the decision adopted by the Board of Directors of the holding company, Inversora Ingentis, of cancelling its equity interest in said company by following a capital reduction process (See Note 10). Pursuant to said decision, the Company has valued its investment in Ingentis S.A. according to the equity method of accounting, net of the recognized negative goodwill associated with this interest, since this value is lower than the estimated recoverable value.

As of December 31, 2009, other current assets include:

- Advances to suppliers for the acquisition of a turbine: the indirectly controlled company Ingentis had decided the disposition of the contract for the acquisition of a turbine, and certain associated related equipment, for considering this to be the best available alternative under the technical and financial conditions that affected the original project. Therefore the advances related to the turbine and their related equipment were classified as other current assets. Such assets have been valued at their original cost, which do not exceed their estimated recoverable value.

- Real property: during the year ended December 31, 2009 the subsidiary Pampa Real Estate decided to sell Frigorífico La Pampa property and signed a sale agreement for a total consideration of US$ 6,050,000. As of December 31, 2009 the Company valued this property at its net realizable value and recognized a holding gain of Ps. 12,196,568. Additionally, in February 2010, the sale was effective by conveying the ownership, generating an additional gain of Ps. 896,132 during year ended December 31, 2010. On November 15, 2010, the corresponding title deed was executed and the agreed price balance was collected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Financial derivative instruments

The Company uses financial derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at year end.

Changes in the fair value of instruments not designated as hedge instruments, at each measurement date, are charged to the statement of operation under the line “Financial and holding results”.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). Currently, the Company is operating contracts for the purchase of U.S. Dollars at a future date throught its subsidiaries Central Piedra Buena, Central Térmica Güemes, Central Térmica Loma de la Lata and Transener (the “Constituents”).

Whenever a future operation is arranged and every time losses are generated, the Company receives funds from its principals and uses those funds as guarantees of said operations. As a consequence of that, the Company records a credit with the Mercado and a liability with the principal in its accounting books.

Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

Allowances and provisions

The allowance for doubtful accounts has been registered at the estimated recoverable value in order to correct and adapt the valuation of trade receivables and other doubtful accounts. Depending on the customer portfolio, the allowance is registered based on an individual recoverability analysis of the receivable portfolio (Generation and Trasmission segments) or it is calculated based on the historical collection of services billed through each year end and subsequent collections (Distribution segment).

Deducted from assets: for unrecoverable tax credits. These provisions have been set based on the recoverability estimation of the Management, considering the current business plan of the Company and the statutory prescription periods.

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to spot market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity and (iv) reactive equipment. Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonuses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company.

Holding

Income from the sale of plots of land is recognized upon granting possession.

Financial and holding results

Financial and holding results are segregated into those generated by assets and those generated by liabilities.

Impairment of investments, fixed and other assets includes those losses arising from the evaluation of recoverability over those assets where indicators of impairment have been detected.

Impairment of investments

During the year ended December 31 2010, the Company recorded an impairment loss amounting to Ps. 77,946,474 as a result of the recoverability evaluation performed over its ownership interest in San Antonio International Ltd. (See Note 2).

Impairment of fixed and other assets

During the year ended December 31, 2009 the Company recognized certain impairment losses amounting to Ps.18,502,059, resulting from evaluating the recoverability of certain fixed assets earmarked for electric power generation projects that were affected by the international financial crisis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

During the year ended December 31, 2010, the Company recognized a valuation allowance over certain tax on assets credits classified as Other Receivables for a total amount of Ps. 29,475,183, considering that these amounts will not be realized under the Company’s current business plans.

NOTE 3.  (LOSS) earning per share

The Company has calculated basic (loss) earning per share on the basis of the weighted average amount of outstanding common stock at December 31, 2010 and 2009, as follows:

	For the years ended December 31,
	2010	2009

Net (loss) income for the year	(46,561,040)	214,736,821
Weighted average amount of outstanding shares	1,314,310,895	1,390,409,146
Basic (loss) earning per share	(0.0354)	0.1544

Furthermore, the Company has calculated diluted (loss) earning per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the (loss) earning per share, such dilutions will not be considered in calculations.

	For the years ended December 31,
	2010	2009
Net (loss) income for the year	(46,561,040)	214,736,821
Weighted average amount of outstanding shares	1,478,581,122	1,478,256,443
Diluted (loss) earning per share	(0.0315)	0.1453

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3.  (CONTINUED)

The reconciliation of the weighted average number of outstanding shares for basic and diluted (loss) earning per share is as follows:

	For the years ended December 31,
	2010	2009
Weighted average amount of outstanding shares for basic (loss) earning per share
	1,314,310,895	1,390,409,146
Number of shares to be added if all the options granted are exercised	164,270,227	87,847,297
Weighted average amount of outstanding shares for diluted (loss) earning per share	1,478,581,122	1,478,256,443

NOTE 4.  BREAKDOWN OF main BALANCE SHEET ACCOUNTS

	As of December 31, 2010	As of December 31, 2009

Trade receivables
Current
Receivables from energy distribution	435,771,000	398,109,000
Receivable from Argentine Wholesale Electric Market ("WEM")	78,113,330	68,799,504
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	150,653,416	16,647,547
- Transmission	39,518,005	38,671,355
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	74,179,781	53,538,852
Debtors in litigation	15,619,719	15,596,694
Related parties	843,882	345,256
Other	30,948,903	15,137,581
Subtotal	825,648,036	606,845,789
Allowance for doubtful accounts	(32,230,439)	(27,227,660)
	793,417,597	579,618,129
Non-current
Receivables from energy distribution	45,531,000	87,047,000
CAMMESA - Generation	404,795	616,083
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	191,458,800	175,511,766
Other	101,315	287,663
Subtotal	237,495,910	263,462,512
Allowance for doubtful accounts	(404,795)	(404,795)
	237,091,115	263,057,717

(1) Fund for Investments required to increase the electric power supply in the Wholesale Electric Market (WEM).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009

Other receivables
Current
Tax credits:
- Value added tax	159,832,822	149,887,452
- Tax on gross sales	1,154,827	7,060,165
- Income tax	4,881,567	10,151,096
- Tax on assets	3,435,734	-
- Other tax credits	7,025,702	4,466,697
Advances to suppliers	58,196,801	26,468,078
Advances to employees	6,878,737	6,975,882
Prepaid expenses	20,521,369	19,877,528
Other debtors from energy distribution	23,321,000	18,544,000
Deposits in guarantee on financial derivative instruments	20,146,671	-
Judicial deposits	110,701	14,332,568
Other	31,077,143	32,288,547
Subtotal	336,583,074	290,052,013
Valuation allowance on other receivables	(14,316,491)	(7,977,377)
	322,266,583	282,074,636

Non-current
Tax credits:
- Tax on assets	82,810,469	55,222,884
- Deferred tax asset	146,159,704	111,187,025
- Other tax credits	42,161,726	40,955,677
Advances to suppliers	3,653,335	3,653,335
Employee stock ownership programme	2,513,540	3,496,519
Prepaid expenses	1,199,000	1,444,041
Other	11,388,125	543,818
Subtotal	289,885,899	216,503,299
Valuation allowance on other receivables	(43,258,215)	(30,837,105)
	246,627,684	185,666,194

Inventories
Current
Materials and spare parts	24,708,213	26,211,814
Fuels	4,690,687	18,276,382
Lots	279,742	489,327
	29,678,642	44,977,523

Non-current
Lots	638,632	1,143,736
	638,632	1,143,736

Other assets
Assets to be disposed	128,091,604	138,591,381
	128,091,604	138,591,381

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009
Accounts payable
Current
Suppliers	584,064,708	433,373,825
CAMMESA	24,694,558	19,553,967
Fees and royalties	3,317,761	2,099,074
Related parties	69,364	467,754
Deferred income	547,147	4,321,336
Customer advances	37,664,534	46,016,761
Other	699,735	974,019
	651,057,807	506,806,736
Non-current
Suppliers	1,855,000	2,675,000
Deferred income	2,745,483	2,930,737
Customer guarantees	49,129,000	44,179,000
Customer advances	24,356,884	30,840,499
	78,086,367	80,625,236

Financial debt
Current
Financial loans	288,175,300	116,440,379
Bank overdrafts	146,424,783	144,141,103
Corporate bonds	27,474,072	18,538,216
Short-term notes	149,272,446	74,946,044
Accrued interest	49,584,957	45,012,680
Financial derivative instruments	7,253,000	6,001,000
Related parties	115,133	7,383,528
	668,299,691	412,462,950
Non-current
Financial loans	72,815,560	62,361,103
Corporate bonds	1,921,756,607	1,641,516,156
Related parties	-	115,133
	1,994,572,167	1,703,992,392

Salaries and social security payable
Current
Salaries and social security contributions	99,743,031	50,649,371
Provision for vacations	80,356,459	65,776,226
Provision for gratifications	16,567,383	12,128,249
Provision for annual bonus for efficiency	31,523,344	28,558,859
Pension plan	2,790,226	2,188,632
Retirement anticipated	6,165,000	6,185,000
	237,145,443	165,486,337

Non-current
Provision for annual bonus for efficiency	-	9,064,000
Pension plan	51,384,349	37,838,091
Bonus for antiquity	12,432,000	-
Retirement anticipated	6,845,000	9,789,000
	70,661,349	56,691,091

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009
Taxes payable
Current
Provision for income tax, net of witholdings and advances	36,479,296	67,048,008
Provision for tax on assets, net of witholdings and advances	7,006,544	6,297,019
Value added tax	38,732,713	52,155,874
Municipal, provincial and national contributions	32,024,000	30,296,316
Municipal taxes	27,231,902	24,733,000
Income tax withholdings to be deposited	7,777,211	3,762,171
Other	22,043,858	18,877,794
	171,295,524	203,170,182
Non-current
Deferred tax liabilities	528,905,850	542,096,387
Value added tax	35,129,901	16,201,106
Other	11,534,303	20,517,722
	575,570,054	578,815,215

Other liabilities
Current
Expenses accrued	15,376,072	26,275,640
Related parties	201,539	-
Dividends payable	26,357,604	30,989,588
Other	11,469,370	20,268,990
	53,404,585	77,534,218
Non-current
ENRE fines and bonuses (1)	455,421,000	377,456,000
Programme of rational use of energy	529,097,000	233,319,000
CAMMESA financing - Transmission	592,326	20,532,457
	985,110,326	631,307,457

(1) Corresponds to sanctions imposed by the Ente Regulador de la Electricidad ("ENRE") in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the years ended December 31,
	2010	2009

Sales
Generation	2,399,083,844	1,714,496,751
Transmission	291,040,193	290,483,423
Distribution	2,173,644,000	2,077,860,000
Other	3,157,392	10,599,699
	4,866,925,429	4,093,439,873

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2010	As of December 31, 2009

Conciliation of cash and cash equivalents
Cash and banks and current investments	1,170,254,287	625,740,345
Non cash equivalent investments
Time deposits	(5,911,977)	(100,945,728)
Government securities	(4,100,820)	-
Corporate securities	(41,662,574)	-
Shares in other companies	(122,115,939)	(69,235,994)
Trusts	(18,621,566)	(19,707,612)
Bank accounts in guarantee	(69,143,552)	-
Cash and cash equivalents	908,697,859	435,851,011

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of December 31, 2010	As of December 31, 2009

Tax loss-carryforwards	157,271,334	95,806,701
Investments	567,572	8,547,297
Trade receivables	(56,730,946)	(31,943,548)
Fixed assets	(617,882,700)	(578,689,220)
Intangible assets	(30,270,184)	(35,285,299)
Other assets	(2,346,126)	(7,201,456)
Financial debt	(23,963,246)	(27,166,899)
Salaries and social security payable	7,957,104	4,159,453
Other liabilities and provisions	181,504,170	139,138,841
Other	1,146,876	1,724,768
Net deferred tax liability	(382,746,146)	(430,909,362)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the years ended December 31,
	2010	2009

Income before taxes and minority interest	37,693,845	470,250,436
Current tax rate	35%	35%
Result at the tax rate	(13,192,846)	(164,587,653)

Goodwill amortization	(6,987,433)	(7,001,590)
Reserve for Director´s options	(3,130,873)	(3,871,470)
Non-taxable income / Non-deductible loss	(10,101,218)	39,886,288
Other	(6,937,219)	5,997,545
Subtotal	(40,349,589)	(129,576,880)
Expiration of tax loss-carryforwards	(21,255,107)	(12,552,240)
Valuation allowance of tax on assets credit	(7,608,785)	(21,868,399)
Change in valuation allowance for tax loss carryforwards	(5,067,125)	3,795,047
Total income tax expense	(74,280,606)	(160,202,472)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of December 31, 2010 is mainly made up of the following corporate bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount	Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands				in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		97,200	122,800	3,371	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(1)	9,322	3,075		3% a 7% (incremental)	2016
Edenor	At par at variable rate	Apr-24-06	US$	12,656		-	12,656	(7,054)	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		80,048	-		3% a 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		195,243	24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	230,301		-	230,301	-	9.75%	2022
EASA	At par at fixed rate	Jul-19-06	US$	12,874	(2)	419	12,455	214	3% a 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	84,867	(2)	83,659	1,208		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,887	4,182	46	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,196	3,834		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(2)	24,264	165,035	8,920	11.25%	2015
Edenor	At par at variable rate	May-07-09	Ps.	58,236	(2)	-	58,236	-	Badlar private + 6.75%	2013
Central Piedrabuena	Short-term note	May-11-10	Ps.	66,295		-	66,295	-	Badlar private + 3.00%	2011
	Short-term note	Oct-22-10	Ps.	80,000		-	80,000	-	Badlar private + 3.00%	2011

(1) Corresponds to the remaining amount as of December 31, 2008.

(2) Include interests capitalized after the issuance. The repurchased amounts were adjusted for interests capitalized, if any.

(3) Corresponds to the remaining amount as of December 31, 2010.

During the year ended December 31, 2010, the Company and its subsidiaries acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 176 million, out of which US$ 123.9 corresponds to the result of the exchange and repurchase offer of Edenor´s corporate bonds. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 5.5 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities. From the initial transactions in 2008 and up to December 31, 2010, the Company and its subsidiaries have repurchased corporate bonds for a total nominal value of US$ 510.2 million, including US$123.9 million of the mentioned Edenor´s operation, of which as of December 31, 2010, US$ 244.2 million were still maintained in treasury, while the remaining amount has been redeemed.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, among which we may highlight limitations to indebtedness, sale of assets, transactions with shareholders and subsidiaries and making control change in under certain circumstances. At the date of issuance of these financial statements Transener and its subsidiaries had fulfilled these obligations.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple corporate bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 19, 2009. On July 5, 2010, Transener submitted the update of the prospectus together with the financial statements at March 31, 2010.

CAMMESA’s financing to Transener and Transba

On May 12, 2009, Transener and Transba executed with CAMMESA, based on the terms of the resolution 146/02 of the Energy Secretariat (“ES”), a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps. 42.7 million, respectively.

As of December 31, 2010 the financing amount requested by both companies amounted to Ps. 150.4 million, whereas the disbursements received amounted to Ps. 132.6 million. The interests unpaid at year-end amount to Ps. 10 million. The cancellation of this debt is subject to the conditions arising from the agreement mentioned in Note 7.

On September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá. As of December 31, 2010, the amount certified by Transener amounted to Ps.1.2 million, the whole amount of which has been paid by CAMMESA. Pursuant to this Agreement, no continuity of disbursements by CAMMESA is expected, the received amounts pending refund being payable in 18 installments due as from January 2012, with the accrual of interest at a rate equivalent to the mean monthly yield obtained by CAMMESA from its WEM’s financial placements.

Edenor

Corporate Bonds Programme

On October 9, 2007, Class 7 Corporate Bonds for US$ 220 million were issued under the public offering regime for a term of ten years, at par value, accruing interest at an annual fixed rate of 10.5%, payable on April 9 and October 9 of each year, the first service of which was on April 9, 2008, the principal being amortized in a down payment on October 9, 2017.

Proceeds from the issuance of these Corporate Bonds were used to repay existing outstanding Corporate Bonds with maturity in 2014.

Edenor Debt Issuance and Cancellation

On April 13, 2009, the Board of Directors of Edenor approved the issuance and listing of Floating Rates Notes due 2013 for a principal amount of up to Ps. 150 million, within the framework of the global medium term corporate notes issuance program.

On May 7, 2009, Edenor issued Ps. 75.7 million Class No. 8 Notes, with a four year maturity, priced at 100% of principal, accruing interest as of the date of issuance at a floating rate equal to the BADLAR private rate plus a spread of 6.75% per annum. The Notes pay interest quarterly, with the first interest payment date on August 7, 2009. The principal amount is amortized in 13 consecutive quarterly installments, with the first principal payment date on May 7, 2010.

Net proceeds from placing the notes are used to finance the capital expenditures plan of Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Moreover, Edenor’s Board of Directors approved the issuance and placement by public offering or exchange of fixed-rate negotiable obligations maturing in 2022 for a nominal value of up to US$ 300 million. Pursuant to the Price Supplement dated September 28, 2010, negotiable obligations may be subscribed:

i.       In cash, at the issuance price determined by Edenor based on the placement and award proceeding, or

ii.     In kind, through the delivery of fixed-rate Class 7 Negotiable Obligations maturing in 2017 in exchange for the negotiable obligations and based on an exchange ratio. Simultaneously with the subscription offer and the exchange offer, Edenor made a public offering for the repurchase of Class 7 Negotiable Obligations at cash repurchase price.

On October 25, 2010 and as a result of the cash subscription offer, Edenor issued negotiable obligations for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor has accepted and exchanged Class 7 Negotiable Obligations for a nominal value of US$ 90.3 million for negotiable obligations maturing in 2022, at a fixed rate of 9.75% and for a nominal value of US$ 90.3 million, plus a cash payment amounting to US$ 9.5 million, including the payment of accrued and unpaid interest on the Class 7 Negotiable Obligations, and has accepted and purchased Class 7 Negotiable Obligations for a nominal value of US$ 33.6 million, having already paid US$ 35.8 million, including the payment of accrued and unpaid interest on Class 7 Negotiable Obligations. As a result of the repurchase offer and the Class 7 Negotiable Obligations exchange, Edenor has cancelled negotiable obligations for a nominal value of US$ 123.9 million, representing approximately 83.3% of the currently outstanding negotiable obligations.

New Class 9 Negotiable Obligations amounting to US$ 230.3 million have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011 and with an amortization of principal in a single payment in 2022. Edenor requested that the Negotiable Obligations should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market, an alternative market to the Luxembourg Stock Exchange.

Edenor destined the founds received from the placement of the negotiable obligations to refinance all or part of its outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

On October 18, 2010, Edenor cancelled the Class 7 Negotiable Obligations in its portfolio having a nominal value of US$ 65.3 million.

The approximate total nominal value of Class 7 Negotiable Obligations still outstanding after the purchase offer amounts to US$ 24.8 million.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its corporate bonds, the main obligations assumed by EASA consist in limitations to:  (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (payments of dividends, fees to shareholders, banned investments, among others).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convertible US$ dollar-denominated Corporate Bonds up to US$ 34.8 million. CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

-  Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-  Paid US$ 8.9 million in cash to the holders that exercised this option; and

-  Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0,1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 23, 2008, and on January 20, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

-        Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtedness.

-        Incur in additional debt as long as the debt ratio of its outstanding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

-        Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Up to the issue of these financial statements, CTG has not issued any class and/or series of corporate bonds under this Programme.

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100,000,000, one for Ps. 50,000,000 accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50,000,000 accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are be payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, with the first one due 15 months on September 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Central Piedra Buena

Global Short-Term Debt Securities Program

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of securities representing short–term debt (the “VCP”) in the form of simple corporate bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

During the year ended December 31, 2010 and 2009, CPB issued five VCP series under this program, for a total amount of Ps.241.6 million. Series 4 and 5 issued for a total nominal value of Ps. 146.3 million are in force as of December 31, 2010.

CAMMESA Financing

On September 28, 2010, the ES instructed CAMMESA through Note 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which will have be available before the winter of 2011.

In October 2010, CPB formalized its proposal to increase its power generation capacity to CAMMESA. On October 28, 2010 CAMMESA informed the ES of the result of the call, pointing out that CPB’s project was one of the most appropriate ones and defining the works approved for execution.

The ES informed of the project’s approval through Note 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The amount of the work  proposal submitted by CPB amounts to Ps. 63,240,808.

The funds allocated by the agreement are destined to afford part of the works and/or maintenance tasks allowing for an increase in the power generated by the Company’s steam turbine units; said funds are disbursed through an advance payment and partial advances based on the work’s progress, which will be certified through documents issued by CPB and which will be subject to the availability of cash by CAMMESA and as instructed by the ES. As of December 31, 2010, CPB has received from CAMMESA partial advances amounting to Ps. 21 million.

Bank loans

On January 15, 2009, Banco Nación granted to CPB a loan amounting to Ps. 60,000,000, which accrues interest at the BAIBOR rate plus a 5% margin. The repayment of principal is to be made in 18 equal and consecutive monthly installments payable as from August 18, 2009; interest are paid on a monthly basis. As of December 31, 2010, the balance of said loan plus accrued interest amounts to Ps. 3,367,335.

On August 19, 2010, CPB received from Banco Provincia a loan amounting to Ps. 20,000,000, which accrues interest at a 14% nominal annual fixed rate. Interests are paid on a monthly basis and the principal is repaid as a lump sum in November, 2011. As of December 31, 2010, the balance of said loan plus accrued interest amounts to Ps. 20,099,726.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (converting such plant’s existing generation units into a combined cycle-gas fired power plant which has a total cost of approximately US$ 225 million). The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million (in addition to other fully collateralized letters of credits issued by ABN AMRO Bank N.V. for an aggregate amount of US$ 66,5 million), and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of corporate bonds, as defined below).

Due to the issuance of the corporate bonds, Loma de La Lata has made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

Issuance of Corporate Bonds of Loma de La Lata

Loma de la Lata approved by means of the Extraordinary Shareholders’ Meeting held on June 24, 2008 and the Ordinary and Extraordinary Shareholders’ Meeting held on July 24, 2008, the issuance of corporate bonds up to the amount of US$ 200 million (the “Corporate Bonds”) for, among other purposes, finance the Project, replacing the disbursement of the joint organizers, under the financing agreements. Such Meetings also approved the admission of Loma de La Lata into the public offering system and the application to the CNV of the respective public offering authorization of Corporate Bonds.

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%. The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by Pampa Energia (shareholder controlling Loma de La Lata) as direct and main obligor.

On December 29, 2008, Pampa Inversiones executed an option agreement by which it grants an irrevocable put option on the corporate bonds issued by Loma de la Lata for a face value of US$ 10 million, and such option may be exercised within 30 days as from September 8, 2011. This option is no longer effective since those bonds were sold by the counterparty in January 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Amendments to covenants of Corporate Bonds

At the Extraordinary Corporate Bond Holders´ Meeting held On March 23, 2010, CTLL completed the process to amend certain   restrictive corporate bonds covenants. The main amendments are described below:

-        Any present or future equity interest of any CTLL subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.

-        Allowed indebtedness is increased from US$ 25 million to US$ 60 million.

-        Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.

-        Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.

-        Certain agreements were amended to avoid being applied to the Company’s subsidiaries.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50,000,000, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010. As of December 31, 2010, no negotiable obligations have been issued under said program.

Pampa Inversiones

Financing Agreements in Pampa Inversiones

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, which provided it with financing amounting to US$ 30 million, maturing on April 21, 2011 and with interest payable on a quarterly basis at a LIBOR rate plus a 5.50% margin. Regarding said transaction, Pampa Inversiones transferred 78,224,000 Negotiable Obligations issued by EASA. and 22,137,320 Negotiable Obligations issued by Loma de La Lata, both belonging to its investment portfolio, which it undertakes to repurchase at the above mentioned maturity date. After the closing of the fiscal year, Pampa Inversiones cancelled said transaction, the guarantee on the investment of the Negotiable Obligatotions mentioned being thus released.

Structured Repurchase Transaction in Pampa Inversiones

As regards Pampa Inversiones’s financing agreement mentioned in the consolidated financial statements, the Company has been appointed as guarantor of that transaction before the Deutsche Bank AG, in order to make the payments due in case of breach of Pampa Inversiones. This guarantee allows the counterparty to execute it through the disposal of the assets that the Company could have in any of the entity´s branches

Inversora Nihuiles and Inversora Diamante

Financing of the acquisition of participation in Inversora Nihuiles and Inversora Diamante

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4,900,000. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  SUBSIDIARIES regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI (“Interconnected System”) is directly sold to the “WEM” at the prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market through agreements executed by the parties and in accordance with the regulations established by the Energy Secretariat (“ES”).

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

The future evolution of the power generation activity could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the whole set of measures adopted as at the date hereof by the Federal Government on the Company and its subsidiaries´ economic and financial situation as at December 31, 2010 were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Restrictions on spot prices Energy - Secretariat Resolution 240/03

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (Stabilization Fund Sub-account). The maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA (agency in charge of dispatch) in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared variable production cost (CVP) and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under Sales Liquidations with Maturity Date to be Defined (“LVFVDs”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Fund for Investments required to increase the electric power supply in the WEM (FONINVEMEM)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of Resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Both companies with the object to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

During the months of January and February of the year 2010, the Manuel Belgrano and Timbúes power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its controlled companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$. pursuant to the procedures set forth in the Agreement, said amounts are deemed provisional. Therefore, and considering that as at the issuance hereof the Company and its power generation subsidiaries have received no confirmation of their conversion into US$, the Company has decided to keep said receivables at their original value in pesos, any exchange differences being registered in each monthly settlement.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest through December 31, 2010, net of the realized collections if applicable and without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 99 million approximately.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment.

Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented by Loma de la Lata, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which as of December 31, 2008, had been duly collected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Committed Supply Agreements

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as said funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, Central Piedra Buena and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, in connection with Loma de la Lata´s expansion project, the generation subsidiaries have assigned to this project their consolidated receivables accrued during 2009 and 2010. As of December 31, 2010, the generation subsidiaries partially collected from CAMMESA its consolidated receivables accrued during 2008. The outstanding balance of 2008 and 2009 LVFVD and those accrued during 2010, plus interest accrued as of December 31, 2010 add up to approximately Ps. 204.7 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. Said assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents.

Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement. Due to the assignments carried out during the year ended December 31, 2010, the Company has recorded income for Ps. 5.5 under financial and holding results.

Energy Plus - ES Resolution No. 1,281/06

The ES approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-        Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-        Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-        The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (Energy Plus).

-        The New Agents joining the system must contract their whole demand under the Energy Plus service.

-    For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the Forward Market (“MAT”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for said Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued Resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009. The natural gas prices established for December 2009 has not as yet been changed during the current year.

Recognition of variable costs

On October 29, 2007 the National Energy Secretariat informed that the current variable cost to be recognized to the generators of Ps.7.96/MW, shall be increased in accordance with the consumed liquid fuel, by:

•  Gas-oil/Diesel Oil Generation: Ps. 8.61/MW

•  Fuel Oil Generation: Ps. 5.00/MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$/barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50US$/barrel plus 10% (ten percent) of the total purchase cost of fuel for administrative costs plus the freight cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh. If the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM. If the unit was not available, the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6.169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011.

The Procedure was finally perfected in March 2010. The Company formally adhered to both calls.

As at December 31, 2010, the three thermal generators controlled by the Company issued LVFVDs corresponding to the application of the Procedure during the fiscal years 2009 and 2010 for an amount of Ps. 15,000,387 and Ps. 31,708,541, respectively, which are disclosed under “Sales” in the consolidated statement of operation.

Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement”)

On November 25, 2010, the controlled power generation companies together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

The main conditions of the Agreement are as follows:

•           An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of Central Piedra Buena and Central Térmica Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of Central Térmica Güemes). This condition will not apply to Generators covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

•           An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

•           The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary Hidroeléctrica Los Nihuiles will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary Hidroeléctrica Diamante S.A., since its installed power surpasses 250 MW.

•           In consideration of the foregoing, subsidiary companies have agreed to contribute the LVFVDs to be generated during the year 2011 for the construction of new plants, which will be made jointly by the ES and the generators executing the Agreement. Said contribution will be paid back in US$ as from the commercial commissioning of said power plants in 120 monthly installments at a LIBOR rate + 5%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Finally, the Agreement sets forth a term of 90 days for its instrumentation through the execution of the supplementary addendums.  If said term elapses without the parties reaching an agreement on the implementation of the different processes stipulated therein, the contracting parties may terminate it.

In order to fulfill their obligations arising from the Agreement, the Company and its subsidiary generating companies have submitted to the ES’ consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with WEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed. AS of December 31, 2010, the company and its generation subsidiaries, under the mentioned agreement, have recorded income for Ps. 8.8 million

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Memorandum of Agreement with the UNIREN, including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a RTI (“Comprehensive Tariff Review) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Thus, since 2006, Transener and Transba requested to the ENRE the fulfillment of the obligations assumed in the Memorandum of Agreement, stating the on-compliance by such agency with the commitments established in the Memorandum of Agreement, the serious situation resulting from such noncompliance, and the decision to continue with the RTI, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the RTI process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Memorandum of Agreement as regards the terms and investments to be made.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In this sense, both companies have timely filed their rates claims pursuant to the provisions of the respective Memorandum of Agreement and Section 45 and similar ones of Act No. 24,065 so that the claims may be discussed, a Public Hearing may be held and a new rates chart may be defined.

However, as of December 31, 2010, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Lastly, as a result of the increase in labor costs arising from the application of Decree No. 392/04 of the Executive Branch and subsequent decrees, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

Thus, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could not derive in an impairment of their rights.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

i)                     the recognition of a credit in favor of Transener and Transba resulting from cost variations during the June 2005 – November 2010 period;

ii)                   the cancellation of the debt taken on with CAMMESA due to financing under ES Resolution 146/02;

iii)                  a mechanism for the payment of favorable balances during the year 2011;

iv)                  the disbursement of an additional amount which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.

During the month of February 2011, CAMMESA has estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the June 2005 – November 2010 period. As at January 17, 2011 (date on which figures were updated), said figures amount to Ps. 265.2 million as principal and Ps. 148 million as interest.

As at December 31, 2010 both companies recorded the results generated by the recognition of cost variations by the ES and ENRE, up to the amounts collected as at that date, through CAMMESA’s financing previously described. Consequently, revenues from sales amounting to Ps. 61.9 million and Financial Interest amounting to Ps. 80.7 million were accounted for.

On December 31, 2010, all business and procedures aiming to perfect the Complementary Agreement through an addendum to the Loan and Credit Assignment Agreement executed with CAMMESA on May 12, 2009 were initiated.

Pursuant to the Complementary Agreement and subject to its compliance, Transener y Transba have waived their right to exercise their right of amparo on account of the default, thus requesting the recognition of higher costs and the call for a public hearing in order to conduct the RTI.

Distribution

Tariff situation

The Executive Branch, in the exercise of the powers granted by Section 99 of the Argentine Constitution and Law No. 25,561 and yours modify and complementary, proceeded to ratify the Memorandum of Agreement signed on February 13, 2006 within the framework of the renegotiation of the Utility contracts through Decree No. 1,957/06 published in the Official Gazette on January 8, 2007.

The above Memorandum of Agreement contain the terms and conditions which, once the other procedures provided for in that instrument has been performed, constitute the basis that will allow the Comprehensive Renegotiation of the Concession Utility Contract between the Executive Branch and this concessionaire for the distribution and selling of electricity in federal jurisdiction.

The execution of the agreement begins the process of adjustment of the concession agreement as a means of overcoming the effects of the public emergency status, freezing and “pesification” of tariffs established by Law No. 25,561. The Agreement establishes a transitional period and the later comprehensive renegotiation of the agreement through a Comprehensive Tariff Review process. The agreement contemplates in the immediate, within the transitional period: 1) an increase of the added distribution value (“VAD”) of 23%, retroactive at November 1, 2005, which will not apply to household customers; 2) an additional amount of 5% destined to certain works; 3) a system of installment settlement of unpaid fines; 4) the beginning of the Comprehensive Tariff Review process, in charge of the ENRE. This review will be the one that finally restructures the Concession Contract of Edenor; 5) the coming into force of a differential service quality regime for the duration of the transitional period; 6) the suspension of the complaints filed before the International Centre for Settlement of Investment Disputes (ICSID) during the “transitional period” and the final waiving of these once the comprehensive tariff review is finished. This suspension also includes that of any proceedings before national or international courts, filed by the company and/or its shareholders against the Argentine National Government as a consequence of the public emergency declared by Law No. 25,561, as well as the commitment not to start any proceedings before national or foreign courts against the National Government as a consequence of that emergency. Regarding EASA, it establishes the obligation to extend the surety for the foreclosure of the pledge to the class A shares it has in Edenor in favor of the National Government for any non-fulfillment of the Memorandum of Agreement by EASA or by Edenor itself.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

The new tariff system resulting from the comprehensive tariff review process will be effective for five years and its final determination will be the responsibility of the ENRE pursuant to the provisions of Law No. 24,065.

On April 30, 2007, Resolution No. 434/07 of the Secretariat of Energy was published in the Official Gazette, through which a new contract transition period was established under the terms of the Renegotiation Memorandum of Agreement signed on February 13, 2006. This period covers from January 6, 2002 and the date the tariff schedule resulting from the RTI becomes effective.

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, there has been no definition as to when the tariff schedule resulting from the RTI would become effective, scheduled for February 1, 2009.

On October 4, 2007, Resolution No. 1,037/2007 of the Secretariat of Energy was published in the Official Gazette, which establishes that the amounts paid by Edenor for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No.25,957 and the amounts corresponding to the Cost Monitoring Mechanism (“MMC”) be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the Good Use of Electricity Programme (PUREE) and the payment of bonuses to users under such Programme, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%.

Additionally, on October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

The MMC rate adjustment related to the period May 2006 through April 2007 together with that related to period May 2007 through October 2007 became effective as from July 1, 2008 as provided by Resolution No. 324/08.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period May 2007 through October 2007, and to allow that they be deducted from surplus funds derived from applying the PUREE, as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period May 2007 through October 2007, applicable as from November 1, 2007 is 7.56%.

On the other hand, on December 31, 2010, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	MMC Adjustment
November 2007 – April 2008	5.791%
May 2008 – October 2008	5.684%
November 2008 – April 2009	5.068%
May 2009 – October 2009	5.041%
November 2009 – April 2010	7.103%
May 2010 – October 2010	7.240%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending.

In addition, as of December 31, 2010 and 2009 liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 529.1 and Ps. 233.3, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

On the other hand, on July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008.

As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. Apart from the new seasonal reference prices for energy and power, the aforementioned mentioned rate schedule established passing the ex-post pending adjustments as well as the other items related to WEM. The increase provided by this Resolution is aimed at reducing the Federal State subsidies to the electric sector, and not at increasing Edenor’s value added of distribution.

Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them as well as against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As a final recourse, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter. On July1, 2009, Edenor was serviced notice of the action under the proceedings by the ombudsman “Defensor del Pueblo de la Nación c/ E.N Res. N° 1,169 y Otros s/ proceso de conocimiento” [ombudsman vs. E.N Res. No. 1,169 et al in re: test case] which was answered in due time and manner. On November 27, 2009, and within the framework of this case, the hearing court resolved to reject the summons of the CAMMESA as a third-party defendant, requested by Edenor and Edelap S.A., resolution that was questioned by an appeal against it, which as of the date of these financial statements, has not been granted. Court No. 10, Clerk’s Office No. 20 has ruled for the consolidation of this proceeding with “Carbonel Silvia Cristina c/EN – Ministerio de Planificación SE Resol 1,169/08 y otros s/amparo ley 16,986” on both claims being analogous.

On August 14, 2009, the ES issued Resolution No. 652/09 establishing the suspension of reference market prices of energy set forth in sections 6, 7 and 8, Resolution No. 1,169/08 and established new values for the periods June-July 2009 and August-September 2009, reinstating the partial grants to the electricity generation sector. Furthermore, reference market prices of energy remained unsubsidized on the market for June and July 2009 and for the quarter August-October 2009.

Consequently, on August 18, 2009, Edenor was notified of ENRE Resolution No. 433/09, by which the Rate Schedule values were approved and became effective as from billing those periods starting as from June 1 and August 1, 2009. Additionally, the values of the Rate Schedule with unsubsidized full tariffs were approved to become effective as from July 1, 2009. Such resolution instructed the distributors to issue new bills consumption of users subject to this last act under ENRE Resolution No. 628/08.

On September 29, 2009, Edenor was notified of ENRE Resolution No. 469/09, by which ENRE approved the values of the electricity rate schedule, with unsubsidized full tariffs effective as provided by section 7, ES Resolution No. 652/09.

Furthermore, by Resolution No. 347/10, the ES approved the winter scheduling for the WEM for the period May 1 – October 31, 2010. In the reasons supporting such resolution, the ES also stated that it considered it necessary that the seasonal prices to be paid by the customers of distribution companies should take into account not only the situation existing in such seasonal period but also the payment capacity of the different social classes included in the residential category of the electricity rate schedules of the referred to distribution companies. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1,169/08 from June 1, 2010 to September 30, 2010. It must be pointed out that this situation had already been contemplated by the ES in 2009 in its Resolution No. 652/09, which gave rise to the issuance of Resolution No. 433/09 of the ENRE.

As a consequence of the aforementioned Resolution No. 347/10 of the ES, on May 21, 2010 Edenor was notified of Resolution No. 294/10 of the ENRE, which approved the values of the Edenor’s Electricity Rate Schedule included in Appendix I of such Regulatory Authority’s Resolution No. 433/09, applicable to consumption recorded from midnight June 1, 2010.

Furthermore, on July 23, 2010, Edenor was notified of Resolution No. 421/10 of the ENRE, which approved the values of the Edenor’s Electricity Rate Schedule included in Appendix IV of such Regulatory Authority’s Resolution No. 433/09, applicable to consumption recorded from midnight August 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

On October 26, 2009, Edenor was notified of the complaint “CONSUMIDORES LIBRES COOP. LTADA. DE PROVISIÓN DE SERVICIOS DE ACCIÓN COMUNITARIA c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed with the consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the ES and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and e) null and unconstitutional of the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the RTI process. The complaint was answered by Edenor and to date, the hearing court has entered no ruling in such connection.

As indicated above, challenged rate hikes except for that granted by ENRE  Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

As regards to the beginning of the RTI process, ENRE has started it and on November 12, 2009, Edenor submitted a revenues requirement proposal for the new period justifying the grounds and criteria of such request.

In turn, the share selling process should take place once the five-yearly rate period beginning after completing the RTI has concluded as provided by ENRE Resolution No. 467/07. Additionally, Edenor’s controlling shareholder, Electricidad Argentina S.A., is authorized to present as bidder in such process and should it be a winning bid, it shall not be necessary that this company makes any disbursement to maintain Edenor’s control.

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants, except the National State, have already answered the notice of the complaint served upon them. As at this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

Furthermore, on March 31, 2010, notice of the complaint “CONSUMIDORES FINANCIEROS ASOCIACIÓN CIVIL PARA SU DEFENSA vs. EDENOR S.A – EDESUR S.A for BREACH OF CONTRACT” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon Edenor.

The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

On December 9, 2009, Edenor was notified of the institution of the complaint “UNION DE USUARIOS Y CONSUMIDORES C/ E.N. DTO. 1,957/06 (RESOL. ENRE 51/07 EDENOR ) Y OTROS S/ PROCESO DE CONOCIMIENTO” by consumer associations against the National Government and Edenor, which is heard before National First Instance Court in Administrative Litigation No. 12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (CONTINUED)

This complaint seeks the following: a) to provide for the abrogation of Subsection 4.6 and consecutive ones of Schedule I to the Agreement, which set forth that the rates increase will have retroactive effects; b) to render ENRE Resolution No. 51/07, which authorizes a retroactive rates increase in favor of Edenor, ineffective; c) to demand Edenor to refund all amounts paid as retroactive rates increases for the period November 2005 – January 2007 through a credit mechanism payable to users.

Edenor answered the complaint on December 9, 2009. On November 11, 2010, a ruling was issued sustaining the complaint. Said ruling was appealed on November 25, 2010. On December 2, 2010, the Court granted the right of appeal with a suspensive effect, which means that the execution of the judgment will only become effective when the Higher Courts hearing the case render a decision.  On December 13, 2010, Edenor filed the written bases of appeal regarding the substance of the action subject-matter of the judgment before the First Instance Court and is currently awaiting the intervention by Panel D of the National Administrative Litigation Jurisdiction.

Even though the upholding by Courts of Appeal of the judgment rendered in the first instance would have a considerable economic impact on Edenor, no economic effect has been recognized since Edenor’s legal counselors understand there is a high probability that the decision will be reversed in appeal, based on precedents set both by the National Administrative Litigation Chamber and the National Supreme Court of Justice for analogous cases.  Edenor’s position is grounded on the lack of legal standing by consumer associations to file this kind of claims. Regarding the substance of the action stated in the complaint (an alleged retroactivity of the increase), Edenor understands that Executive Order No. 1,957/06 does not really have a retroactive effect since it is not the source of Edenor’s right to increase its rates, but it is just a declarative order recognizing that the National Government had seriously altered the balance in the Concession Contract’s financial economic equation and that, on entering into the Agreement in September 2005, Edenor acquired the right to apply the transition rates system aiming to reestablish, although partially and temporarily, said balance.

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 8, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a), b), d), f), g), m), ñ) and y) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

On February 9, 2011, Edenor was served notice of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of Ps. 22.4 million. Said amounts have been accounted for under “Other Non-Current Liabilities”.As of the issuance date of these financial statements, Edenor has decided to file an administrative and/or judicial claim it is entitled to against said resolution.

NOTE 8.  RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

Inversora Nihuiles

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of Hidroeléctrica Nihuiles capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (CONTINUED)

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbid the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

Edenor

Limitation on the transferability of shares

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

In addition, the Company must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor.

Section ten of the Adjustment Agreement executed with the Grantor of the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

Restrictions on the distribution of retained earnings

As from the restructuring of the financial debt, Edenor was not allowed to distribute dividends until April 24, 2008, or the Leverage Ratio is lower than 2.5. As from that moment, it may distribute dividends only in certain circumstances depending on its indebtedness ratio.

Loma de La Lata

As of December 31, 2010 and 2009, short-term investments balances include current bank accounts and guarantee trusts for a total amount of Ps. 87,765,118 and Ps. 111,960,474, respectively, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

Pampa Inversiones

As of December 31, 2010, the current investments of Pampa Inversiones include private debt securities pledged to secure financial loans for an aggregate amount equivalent to Ps. 20,530,827.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  FINANCIAL TRUST AGREEMENT

On September 30, 2008, Edenor executed an irrevocable and discretional trust agreement with Macro Bank Limited. By organizing the trust, Edenor assigns the management of certain liquid assets for an initial amount of up to US$ 24 million, which will be subject to the trust. Such agreement was executed for 20 years.

On September 3, 2009, the financial trust was dissolved, giving rise to its liquidation and transferring its assets to Edenor.

NOTE 10.  ACQUISITIONS and DISPOSITIONS

Acquisition of own shares from Edenor

As a result of the two own share acquisition processes, Edenor acquired, in the fiscal year 2008, 9,412,500 Class B shares with a face value of Ps. 1 per share, at an acquisition cost of Ps. 6,1 million. On March 17, 2009, concluded the process established to repurchase its own shares on the market under the terms and conditions filed by Edenor.

Acquisition of an additional interest in Edenor

As of December 31, 2010, Pampa Inversiones holds 19,449,074 ordinary class B shares issued by Edenor and 839,279 ADRs (equivalent to 16,785,580 shares), acquired in various market transactions, equivalent to 4.04% interest in Edenor´s common stock. The Company has considered such interest as current temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Sale of interest in Ingentis

On July 16, 2010, the controlled company Inversora Ingentis accepted an irrevocable offer for the purchase of shares whereby it sold to Petrominera Chubut S.E., 33,397,500 Ingentis shares representing 10.95% of its capital stock and voting rights.

The price amounted to Ps. 33.4 million. 50% of the price was paid by the purchaser upon the transaction’s closing date; the balance, amounting to US$ 4.2 million, will be paid in 24 monthly installments bearing the agreed interest, with an initial six-month grace period. Said financing is guaranteed with a pledge on all shares subject-matter of the transaction.

Furthermore, the offer sets forth that Ingentis S.A. shareholders participating in the purchase will use their best efforts to agree on a capital decrease in Ingentis S.A. with the Province of Chubut aiming to cancel Inversora Ingentis interest in said company. Said capital decrease would result in the distribution of certain assets held by Ingentis S.A., allowing each of the shareholders to develop their own projects on an independent basis.

Investment project for oil and gas production

On January 21, 2009, the Company constituted Petrolera Pampa, and directly and indirectly controls 100% of the capital stock of Petrolera Pampa.

At present, the Company is developing several investment projects mainly related to the development of new gas areas, among which we can highlight the following:

i. On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to conduct the joint exploitation of the Anticlinal Campamento and Estación Fernandez Oro areas (provinces of Neuquén and Río Negro) with an estimated investment by Petrolera Pampa of US$ 20 million during the next 3 years (15% of the total investment amount), in consideration of which it will obtain a proportional part of the production, which is estimated at 700,000 m3/day of non-conventional natural gas.  Additionally, Petrolera Pampa has executed an irrevocable offer for the purchase of 800,000 m3/day of Gas Plus to Apache for a three-year period at a price of US$ 5.00/MMBtu

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

ii. On December 7, 2010, Petrolera Pampa executed an investment agreement with Petrobras Argentina S.A. (“Petrobras”) on the “El Mangrullo” area whereby Petrolera Pampa will acquire, subject to the fulfillment of certain conditions precedent, 43% of the right to freely dispose of —at wellhead—, market and industrialize the hydrocarbons extracted from certain wells to be drilled in said area.  In consideration of the foregoing, Petrolera Pampa has undertaken to invest up to US$ 16 million in the drilling of wells, and it estimates it will obtain a total production of 400,000 m3/day of natural gas under the Gas Plus Program.  Additionally, Petrolera Pampa is negotiating with Petrobras a contract for the purchase of 400,000 m3/day of Gas Plus, the execution of which is one of the conditions precedent for the investment agreement.

iii. On September 14, 2010 Petrolera Pampa entered into an agreement with Rovella Carranza S.A. whereby it would become the assignee of a 50% share in the Senillosa (Province of Neuquén) prospecting area, and under which it undertook to make investments for up to US$ 3.3 million in order to fulfill the first work and investment plan during the Area prospecting period.

The fulfillment of these agreements and the prospective exercise of the options mentioned ut-supra will allow for the supply of approximately 90% of the natural gas consumption of Central Térmica Loma de la Lata.

Additionally, Petrolera Pampa is considering another investment project in oil and gas, namely:

iv. an agreement with Petrolera Piedra del Aguila S.A. for the assignment of 100% of the ownership and certain rights over the Los Leones, Picún Leufu Sur, Ramos Mexia and Umbral areas and whereby Petrolera Pampa undertook to conduct seismic studies for an approximate value of US$ 1.2 million and, at a later state, drilling works; furthermore, subject to the success of the previously mentioned activities, the assignor will receive a payment and a percentage of the future production.

On November 19, 2009 Petrolera Pampa accepted an offer to execute an investment agreement on an exploitation lot licensed to YPF S.A. (“YPF”) and called “Rincón del Mangrullo” (Province of Neuquén), under which, subject to the fulfillment of certain conditions precedent during the term of one year as from the execution of the Agreement, Petrolera Pampa would have invested a maximum amount of US$ 29 million in consideration of the assignment by YPF of certain rights and obligations, including a right over 50% of the production of hydrocarbons extracted from the area formations covered by the Agreement. Since no answer was given to Petrolera Pampa’s request to extend the term for the fulfillment of the conditions precedent, the agreement was rendered ineffective.

Incorporation of Inversora Ingentis

On August 6, 2007 the Company signed an agreement with Emgasud S.A. (“Emgasud”) for the construction of a power plant fueled by natural gas through the installation of two natural gas turbine-generators with a capacity combined of approximately 205.8 MW of power. This project will be carried out by Ingentis whose capital was comprised 39% by the Province of Chubut and 61% by Inversora Ingentis.

On October 2, 2008, the Company and Pampa Inversiones executed a share purchase agreement by which they would transfer and sell to Emgasud all their shares (the “Shares”) in Inversora Ingentis for a price of US$ 51,000,000 (the “Price”), with all the rights and obligations that holding such shares implied, as well as the rights to receive shares from Inversora Ingentis, or any asset, money or right, resulting from capitalizing, converting or returning revocable or irrevocable contributions, loans or any type of capital contribution in cash or in kind, made by the Company or Pampa Inversiones (the “Purchase Agreement”).

To secure compliance with their obligations, the parties executed a trust and security deposit agreement (the “Trust Agreement”) with Deutsche Bank S.A. (the “Trustee”) transferring the trust property of all its shares in Inversora Ingentis. Likewise, Emgasud transferred as a deposit to the Trustee a promissory note issued in favor of the Company for US$ 3,000,000 (the “Promissory Note”). As established in the Trust Agreement the parties should have complied with their respective obligations under the Purchase agreement by January 5, 2009. However, Emgasud did not pay the price of the Shares as provided in the Purchase Agreement, the Trustee: (i) transferred Inversora Ingentis shares held by Emgasud to the Company, (ii) transferred the Shares to the Company, and (iii) delivered the Promissory Note to the Company.

Consequently, the Company directly and indirectly controls 100% of the capital stock of Inversora Ingentis S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (CONTINUED)

For this transaction, the Company has discontinued the consolidation proportional to the investment in such company to consolidate it line by line in its consolidated financial statements.

Considering that the acquisition cost was lower than the amount of net assets identified upon the purchase, the Company recognized a negative goodwill of Ps. 23,422,864 related to the portion attributable to identified nonmonetary assets.

On December 30, 2009, the Company and Pampa Inversiones entered into an agreement to purchase Inversora Ingentis’s shares by which the latter transfers the ownership of 9,515,000 book entry shares of preferred stock of Inversora Ingentis for a face value of Ps. 1 each, without voting rights. The purchase price was agreed upon at US$ 2,500,000 and it is related to the estimated market value for such shares.

Acquisition of controlling interest in Edenor

On September 28, 2007, the Company purchased 100% of the capital stock of DESA and IEASA, companies that jointly hold 100% of the capital stock of EASA, a company holding 51% of the capital stock and voting rights of Edenor, issuing 480,194,242 shares of common stock with Ps. 1 face value at Ps. 1.61 (US$ 0.83) per share.

As part of the agreement, each of DESA and IEASA selling shareholders agreed not to sell, directly or indirectly, more than 10% per month of the Company’s shares received as a result of the transaction during 120 days after its closing. The selling shareholders might also have the right to partly or fully sell the Company’s shares received as a result of the transaction, together with future share issues by the Company, and request the Company’s support to place those shares through a public or private offering, provided that in both cases the selling shareholders sell at least 60 million shares in the Company.

NOTE 11. RECOVERY OF THE STREET LIGHTING AND CLEANING AND WASTE REMOVAL ASSESSMENT (“ABL”)

The Company carried a current liability for the unpaid ABL generated by a property that the Company transferred to its affiliate PRESA in December 2007 and that was originated due to a tax valuation carried out by the Buenos Aires City (“GCBA”) that the Company challenged in court.

In September 2003, the Company filed a case seeking to: i) challenge the tax valuation, ii) seek the annulment of this valuation and iii) establish by a court-ordered procedure the property valuation to apply it retroactively to October 30, 2001, date on which the tax valuation was challenged in administrative courts.

The court hearing the case allowed the tax valuation challenge brought forward by the Company and declared the annulment of the DGR’s (Buenos Aires tax office) that established the new tax valuation.

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and issued debt slips for 1998 through 2010 which were settled in time and manner.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

As a result of this determination, the Company registered an income of Ps. 7,574,873 included in “Other expenses, net” in the Statement of Operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12.  Common stock

At December 31, 2010 the Company had 1, 314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, which by the repurchase would increase their interests in the Company's strategic assets.

Considering the approved OPAs, the Company has acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is net in the retained earnings.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions Nos. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock. This decision has been reflected accordingly in the Statement of Shareholder’s Equity, which has been approved by the CNV on September 13, 2010.

NOTE 13.  profit distributions

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and whose ratification will be submitted to the next Shareholders’ Meeting. Additionally, it has been decided to defer the dividend payment until May 28, 2011, date on which the value obtained by the equity method will be known and based on which personal assets tax should be paid.

As of December 31, 2009, the Company’s Board of Directors had resolved upon early dividends for Ps. 18,314,331 (which, net of the dividends related to own treasury shares stand at Ps. 15,771,731) following the previously mentioned objective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14.  OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of September 30, 2009  the equity reserve amounts to Ps. 35,3 million.

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014.  In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

Considering that Argentine GAAP does not set forth how the effects of the amendments made to the contracts mentioned above should be recognized in the financial statements, the Company has used the provisions set forth in IFRS and United States Generally Accepted Accounting Principles as a reference framework. To this effect, and according to the provisions of both accounting frameworks, when the amendments increase the market value of the contract, this increase should be recognized in profit and loss in the remaining effective period. The increase in the market value of the contracts should be determined as the difference between the market value of the contract prior and immediately after the amendment. Therefore, this calculation has been carried out following the Black-Scholes valuation model and resulted in Ps. 44.7 million of additional compensation expense.

Since the amendments extended the effective term of the contract to five years, the Company decided to recognize the original cost until September 28, 2009 and as from that moment recognize the additional cost mentioned before in the five-year term from September 29, 2009 to September 28, 2014.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of December 31, 2010 the equity reserve amounts to Ps. 46,481,704.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  commitments and contingencies

CTG tax dispute

Pursuant to Decree No. 571/00, the Argentine government decreed that companies in the process of privatization would be exempt from the asset tax. Accordingly, a resolution by the Argentine tax authority was issued in favor of CTG recognizing that it was entitled to such exemption. However, on May 9, 2005, the Argentine tax authority revoked such resolution claiming that CTG was no longer in the process of privatization. On June 9, 2005, as per CTG’s request, the relevant court in Argentina granted a suspension of the resolution revoking the exemption. Although the Argentine tax authority contested such suspension, the suspension of the revocation of CTG’ tax exemption was upheld on November 9, 2005. On July 31, 2007, the Argentine tax authority issued a new decision rejecting Güemes’s appeal and confirming the resolution of the revoking exemption. On August 22, 2007, CTG filed a judicial action challenging this tax resolution and requesting that the court suspend the resolution, thereby preventing the Argentine tax authority from carrying out any attachment or other executive measures until a final judgment has been entered. The Argentine tax authority has appealed such suspension and the litigation proceeding is still ongoing as of the date of this registration statement. In the event that this matter is resolved against CTG, CTG could be forced to pay the unpaid tax amounts claimed by the Argentine tax authority, plus accrued interest, penalties and other costs and expenses (including legal fees).

The Company based on its legal and tax advisors considers that there are solid grounds to defend its original position as to the exemption to pay asset tax. The Company has however decided to adhere to the new Tax Regularization System – Law No. 26,476, which will allow among other the following benefits: (i) rebating interest; (ii) remitting fines; (iii) exonerating from any criminal tax case that may derive from periods that have been settled; (iv) taking capital that has been settled for payments towards the next income tax return, reducing the financial tie-up, and; (v) deducting compensatory interest arising from adhering to the income tax amnesty related to the 2009 fiscal year.

Law No. 26,476 established a tax regularization program whose general terms are:

-  Remission of fines and sanctions not already imposed upon adhering to the program;

-  Remission of compensatory and punitive interest on the amount exceeding by 30% the capital owed;

-  6% payment towards the amount owed upon adhering to the program;

-  The resulting amount in up to 120 monthly installments bearing interest at 0.75% per month.

-  30% to 50% reduction in tax agents' and tax authority representatives’ fees.

CTG has decided to adhere to such program recognizing a liability of Ps. 17,1 million, which was paid in May 2009. In this relation, CTG recorded a tax on asset credit of Ps.11,9 million and an interest expense of Ps. 5,2.million As of December 31, 2009, Ps. 10,2 million of this credit was used compensating 2008 income tax obligations and the remaining Ps. 1,6 million is included in other current receivables.

Edenor tax complaints

On December 1, 2003, the Provincial Board of Electric Power of the Province of Buenos Aires initiated a complaint against Edenor in the amount of Ps. 51,2 million, which does not include surcharges, interest or penalties accrued in respect of this amount after the date of the complaint. At December 31, 2003, the amount of surcharges and interest accrued on the complaint, including applied penalties, was Ps. 310 million. In addition, on April 23, 2007, the Board notified Edenor of an additional complaint for Ps. 4,0 million, without including surcharges, interest or penalties accrued. The complaints are based on an alleged failure to collect, as collection agent, in respect of certain taxes established by Decree Nos. 7,290/67 and 9,038/78 between July 1997 and June 2001 and between July 2001 and June 2002, respectively. On December 23, 2003, Edenor filed an appeal of the Board’s decision with the provincial Tax Court of Appeals of La Plata, and enforcement of the judgment was suspended pending the outcome of the appeal. On June 14, 2007, the Court granted Edenor’s appeal and rejected the Board’s tax complaint against Edenor. On June 27, 2007 the provincial Tax Court of Appeals of Buenos Aires rendered a favorable decision in relation to Edenor’s appeal. This decision reaffirms a recent decision by the Supreme Court of the Republic of Argentina in an unrelated case that held that the regulations were unconstitutional due to the commitment assumed by the Province of Buenos Aires to not tax the transfer of electric power. No provision has been recognized in this connection.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  (CONTINUED)

The Argentine federal tax authorities have challenged certain income tax deductions for allowance for doubtful accounts on Edenor’s income tax returns for fiscal years 1996, 1997 and 1998, and have assessed additional taxes of approximately Ps. 9,3 million. Tax related contingencies are subject to interest charges and, in some cases, fines.  Edenor has appealed the tax authorities’ ruling before the Argentine federal tax court. During the appeal process payment for such complaint is suspended. Edenor has established a provision for contingencies of Ps. 38,8 million, which includes principal and interest, in relation to this complaint. However, during April 2009 and in this connection, Edenor decided to adhere to Law No. 26,476, which reduced the obligation to Ps. 12,1 million and recognized a gain, during the fiscal year 2009, of Ps. 23,4 million, net of fees and costs for the process of withdrawal of the original cause.

Transener legal proceedings

On August 8, 2003, the Argentine Federal Tax Bureau notified Transener of an income tax assessment based on various intercompany loans made between 1998 and 2000, which assessment alleged that such loans included interest rates below standards established under income tax law. Transener appealed the assessment to the Argentine National Tax Court. The complaint amounted to Ps. 7 million, including principal, interest and penalties. No provision has been recognized for this contingency in the financial statements.

On May 17, 2007, a fire in the Ezeiza transformer station resulted in a disruption of the services provided by that station. The services were partially resumed shortly thereafter. In response to that disruption, the ENRE filed charges against Transener alleging certain violations of the quality standards applicable to the transmission services provided by Transener. In response to such charges, Transener has raised a force majeure event defense. Transener recognized a provision for contingencies of approximately Ps. 14,0 million to cover penalties that could derive from such charges. As of December 31, 2009, the service was totally restored.

Edenor environmental complaints

On May 24, 2005, three of Edenor’s employees were indicted on charges of PCB-related environmental contamination dangerous to human health, which is a crime under Argentine law. In connection with this alleged infraction, the judge ordered a preliminary attachment of Edenor’s assets in the amount of Ps. 150 million to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, Edenor appealed the charges against its employees as well as the attachment order. On December 15, 2005, the court of appeals dismissed the charges against all three defendants for lack of evidence and, accordingly, vacated the attachment order. The decision by the court of appeals also stated that the trial judge should order the acquittal of two public officers of the ENRE, who had been indicted on related charges. This decision was appealed to the National Criminal Appellate Court (Tribunal de Casación), the highest appellate body for this matter, which on April 5, 2006 ruled that the appeal was not admissible because decisions rendered on grounds of lack of evidence are not reviewable.

On July 16, 2007, Edenor was notified that on July 11, 2007, the trial judge ruled the definitive acquittal for all of the Edenor’s officials and employees that had been indicted. On appeal on March 25, 2008, the First Court of the Federal Circuit of San Martín (Sala I de la Cámara Federal de San Martín) upheld the acquittals and confirmed the finding that there had been insufficient evidence to prove any PCB contamination. This decision was appealed on April 18, 2008 by the Prosecutor’s Office (Ministerio Público) before the First Court of the Federal Circuit of San Martín, which rejected the appeal as well.

The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office’s Office filed with National Criminal Appellate Court an “Extraordinary appeal”. The defense has duly answered the notice served. On May 27, 2009, such Court “dismissed the extraordinary appeal filed by the Prosecutor’s Office’s Office” on the grounds that it failed to specifically and reasonably refute the arguments that supported the resolution being appealed, and proved neither the alleged arbitrariness nor the violation of constitutional guaranties. The Prosecutor’s Office’s Office filed an appeal to the Federal Supreme Court requesting that the appeal dismissed by the National Criminal Appellate Court be sustained. On May 26, 2010, the Supreme Court expressly dismissed the appeal. It is worth mentioning that this decision is final and conclusive, accordingly, as soon as notice thereof has been given to all the parties involved, the proceedings will be sent to the court of original jurisdiction (Federal Court of Campana – Criminal Proceedings) for their filing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  (CONTINUED)

Proceedings challenging the renegotiation of Edenor’s concession

In November 2006, two Argentine consumer associations, Asociación Civil por la Igualdad y la Justicia (ACIJ) and Consumidores Libres Cooperativa Limitada de Provisión de Servicios de Acción Comunitaria, brought an action against Edenor and the Argentine government before a federal administrative court seeking to block the ratification of the Adjustment Agreement on the grounds that the approval mechanism was unconstitutional. On March 26, 2007, the federal administrative court dismissed these complaints and ruled in Edenor’s favor on the grounds that the adoption of Executive Decree No. 1,957/06, which ratified the Adjustment Agreement, rendered the action moot. ACIJ appealed this decision on April 12, 2007, and the appeal was decided in Edenor’s favor.

However, on April 14, 2008, ACIJ filed another complaint challenging the procedures utilized by the Argentine Congress in approving the Adjustment Agreement. Specifically, the complaint alleges that Article 4 of Law No. 24,790, which authorized the Congress to tacitly approve agreements negotiated between the Argentine government and public service companies, such as Edenor, violated the congressional procedures established in the Argentine Constitution. ACIJ has requested that the Adjustment Agreement be renegotiated and submitted to Congress for its express approval. Edenor’s response to this complaint is due on or before 2008.

No provision has been accounted for in this connection as the possibility of loss is considered remote.

NOTE 16.  segment information

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Energía Distribuida, Pampa Generación and Lago Escondido and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in Edenor.

Holding and others: Made up of own operations, such as advisory services and financial investments, and investments in real estate and other companies not related to the electricity sector.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the years ended December 31, 2010 and 2009:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2010

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	2,399,083,844	291,040,193	2,173,644,000	808,012	-	4,864,576,049
Intersegment sales	10,916,283	839,560	-	52,968	(9,459,431)	2,349,380

Total sales	2,410,000,127	291,879,753	2,173,644,000	860,980	(9,459,431)	4,866,925,429
Cost of sales	(2,059,668,633)	(198,630,524)	(1,731,452,313)	(762,900)	2,546,540	(3,987,967,830)

Gross profit	350,331,494	93,249,229	442,191,687	98,080	(6,912,891)	878,957,599

Administrative expenses	(112,114,152)	(44,662,513)	(180,643,794)	(35,997,714)	6,582,452	(366,835,721)
Selling expenses	(15,360,358)	-	(194,536,285)	(146,882)	-	(210,043,525)
Amortization of goodwill	(15,239,480)	809,846	(5,534,459)	-	-	(19,964,093)

Operating income (loss)	207,617,504	49,396,562	61,477,149	(36,046,516)	(330,439)	282,114,260

Financial and holding results
Generated by assets	42,184,842	41,163,525	(4,371,600)	(22,875,937)	(22,824,244)	33,276,586
Generated by liabilities	(105,316,547)	(47,812,771)	(200,999,344)	47,409,527	22,864,805	(283,854,330)
Other income and expense	16,991,899	(3,760,724)	(9,814,450)	2,450,726	289,878	6,157,329
Income (loss) before taxes and minority interest	161,477,698	38,986,592	(153,708,245)	(9,062,200)	-	37,693,845
Income tax	(63,384,450)	(21,816,945)	25,306,100	(14,385,311)	-	(74,280,606)
Minority interest	(39,948,823)	(5,904,480)	35,879,024	-	-	(9,974,279)

Net income (loss) for the year	58,144,425	11,265,167	(92,523,121)	(23,447,511)	-	(46,561,040)

Amortization (1)	82,313,533	60,221,125	207,447,087	9,475,986	-	359,457,731

Consolidated information as of December 31, 2010

Total Assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total Liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2009

	Generation	Transmission	Distribution	Holding	Eliminations	Consolidated

Sales	1,714,496,751	290,483,423	2,077,860,000	9,227,266	-	4,092,067,440
Intersegment sales	8,768,086	790,788	-	5,841,502	(14,027,943)	1,372,433

Total sales	1,723,264,837	291,274,211	2,077,860,000	15,068,768	(14,027,943)	4,093,439,873
Cost of sales	(1,395,586,397)	(220,068,440)	(1,569,740,606)	(8,215,896)	1,465,100	(3,192,146,239)

Gross profit	327,678,440	71,205,771	508,119,394	6,852,872	(12,562,843)	901,293,634

Administrative expenses	(82,752,522)	(37,503,814)	(145,898,008)	(48,007,888)	11,413,343	(302,748,889)
Selling expenses	(15,651,136)	-	(137,999,000)	(1,012,935)	-	(154,663,071)
Amortization of goodwill	(15,233,986)	763,398	(5,533,955)	-	-	(20,004,543)

Operating income (loss)	214,040,796	34,465,355	218,688,431	(42,167,951)	(1,149,500)	423,877,131

Financial and holding results
Generated by assets	70,097,750	5,541,724	43,741,362	76,671,074	(15,771,540)	180,280,370
Generated by liabilities	(116,445,484)	(9,780,695)	(174,242,112)	151,650,399	16,921,040	(131,896,852)

Other income and expense	(2,690,431)	4,737,915	2,044,000	(6,101,697)	-	(2,010,213)
Income before taxes and minority interest	165,002,631	34,964,299	90,231,681	180,051,825	-	470,250,436
Income tax	(68,458,621)	(4,792,909)	(61,143,001)	(25,807,941)	-	(160,202,472)
Minority interest	(38,631,222)	(12,749,921)	(43,930,000)	-	-	(95,311,143)
Net income (loss) for the year	57,912,788	17,421,469	(14,841,320)	154,243,884	-	214,736,821

Amortization (1)	77,228,978	60,605,926	199,836,136	11,999,567	-	349,670,607

Consolidated information as of December 31, 2009

Total Assets	3,282,258,220	990,542,752	5,232,764,443	877,591,880	(820,623,369)	9,562,533,926
Total Liabilities	1,592,783,820	520,352,778	2,863,963,479	340,957,254	(820,623,369)	4,497,433,962

(1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of December 31, 2010, the Company maintains a consolidated purchasing position of US$ 38 million at the average exercise price of Ps. 4.38 per US$ and with maturities between January and May 2011. Following the terms of the contracts, the Company and its affiliates have constituted guarantees for Ps. 32,156,849, which are included under “Other receivables” in the balance sheet, net of the resulting balance on account of the valuation of the corresponding derivative financial instruments.

NOTE 18.  LABOR LIABILITIES

The following are the benefits that the Company granted to certain  employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the years ended December 31, 2010 and 2009, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included  in “Salaries and social security payable” under current and non-current liabilities.

Variations in the consolidated labor liabilities as of December 31, 2010 and 2009 are as follows:

	As of December 31, 2010	As of December 31, 2009

Cost for services	3,481,736	2,981,994
Cost for interest	12,235,165	8,640,035
Amortization of actuarial losses	2,461,469	1,499,719
Amortization of past service cost	2,893,152	776,078
Net cost of the year	21,071,522	13,897,825

The breakdown of benefit obligations as of December 31, 2010 and 2009 is as follows:

	As of December 31, 2010	As of December 31, 2009

Benefit obligations at the beginning of the year	62,973,820	48,857,502
Cost	3,481,736	2,891,554
Interest	12,235,165	8,376,747
Actuarial losses	10,593,648	5,665,042
Benefit payments	(8,807,355)	(2,817,025)
Benefit obligations at the end of the year	80,477,014	62,973,820

Benefit obligations at the end of the year	80,477,013	62,973,820
Unrecognized actuarial losses	(22,057,096)	(19,246,528)
Unamortized cost for past services	(4,245,343)	(3,700,569)
Total benefits to the personnel plans	54,174,575	40,026,723

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

The actuarial assumptions used were as follows:

	2010	2009

Discount rate	19%	19%
Salaries increase	12%	11%
Inflation	13%	9%

As of December 31,2010 and 2009, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

NOTE 19.  subsequent events

Sale of Edenor´s ordinary shares

From January 1, 2011 and up to the issue of these financial statements Pampa Inversiones has sold 97,906 ADRs (equivalents to 1,958,120 shares) in different market transactions. As a consequence of the abovementioned operations, and considering the mentioned in the above paragraph, Pampa Inversiones has decreased to 3.82% its participation in Edenor´s common stock.

Repurchase and sale of corporate bonds

From January 1, 2011 and up to the issue of these financial statements, the Company and/or its subsidiaries and have acquired its own corporate bonds or corporate bonds of various subsidiaries, for a total amount of US$ 18 million, equivalent to Ps. 18.2 million at nominal value.

From January 1, 2011 and up to the issue of these financial statements, the Company and/or its subsidiaries and have realized their holdings of corporate bonds as from the beginning of the repurchase operations in 2008 and as at the issuance of these financial statements for a total collected amount of US$ 56.1 million, equivalent to US$ 55.1 million at nominal value.

Edenor Bank loans

On February 16, 2010, Edenor took a series of financial loans and bank overdrafts with local financial entities (JPMorgan, Deutsche Bank, Banco Macro, Banco Nación y Standard Bank), in order to settle future needs of capital. The capital amounts to Ps. 280 million with an average maturity of 90 days and with an interest rate of 14.5 % nominal annual.

Technical defects in Loma de la Lata’s Steam Turbine Unit

Owing to certain technical defects in the Steam Turbine unit making up the works for the expansion of Loma de la Lata’s generation installed capacity, the combined cycle start-up has been postponed. The contractor of the work, Isolux Corsan Argentina S.A. and Tecna Estudios and Projects of Engineering S.A. - Transitory Union of Companies (the "UTE"), have informed a chronogram which Loma de la Lata has requested major precisions and the best efforts to reduce the involved times, being thought that the putting in commercial march will be able to be delayed up to the end of the second quarter of 2011 approximately.

In consequence, Loma de la Lata has initiated the pertinent negotiations for the collection so much of the contractual foreseen compensations, since of the corresponding indemnifications on the part of the insurance companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  (CONTINUED)

Acquisition of shares of Inversiones Argentina I Ltda

On January 27, 2011, Pampa Inversiones acquired the 100% of the shares of Inversiones Argentina I Ltda, for a total amount of US$136,000,000, a company which owns the outstanding bonds issued on April 22, 1997 by Compañía de Inversiones de Energía S.A ("CIESA"), the controlling company of Transportadora de Gas del Sur (“TGS”) and other credits against CIESA, together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements. Said acquisition was partially cancelled throught the signature of a Credit Agreement with Citibank N.A. and Standard Bank PLC., which allowed the Company to obtain financing for a total amount of US$ 60,000,000. In guarantee of the loans, the Company delivered 40,000,000 corporate bonds issued by EASA.

On March 4, 2011, Pampa Inversiones received an additional financing of Citibank N.A. and Standard Bank PLC. for US$30,000,000. In guarantee, the Company delivered 5,000,000 corporate bonds issued by EASA and 1,713,826 ADRs of Edenor.

Acquisition of shares of AESEBA S.A. (“AESEBA”) and Empresa Distribuidora Eléctrica Regional S.A. (“EMDERSA”)

On January 19, 2011, Pampa accepted an offer from a group of subsidiaries of AEI to, hold to the fulfillment of certain previous conditions, acquire whether directly or through its subsidiaries, 100% of the equity of AESEBA S.A., a company which owns 90% of the equity and voting rights of Empresa Distribuidora de Energía Norte S.A. ("EDEN"), an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.2% of the equity and voting rights of Empresa Distribuidora Eléctrica Regional S.A. ("EMDERSA"), the controlling company of Empresa Distribuidora San Luis S.A. (“EDESAL”), Empresa Distribuidora de Electricidad de La Rioja S.A. ("EDELAR") and Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), among other companies. The agreed price, which will be cancelled at the closing of the operation, which can not happen 45 days as of the mentioned date, was US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

On February 25, 2011, the Board of Directors approved to offer Edenor the possibility of appointed it as an acquiring part of the distribution assets above mentioned.

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint Edenor as an acquiring part of the shares before mentioned for the agreed prices. In the frame of the said offer, the Company and Edenor agreed that the Company directly acquire 0.01% of the capital stock de AESEBA. Additionally, the agreement mentioned that in the event that within 3 years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of said shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid for any of those shares. In the the same date, the acquisition of such shares was consumed by the Company and Edenor.

Within the framework of the mentioned operation, the change in control of the acquired companies constitutes grounds for calling the loans taken out by their subsidiaries, for this reason Edenor has granted on March 4, 2011 a series of loans to said subsidiaries, according to the following distribution: i) EDEN Ps.80 million; ii) EDELAR Ps. 31.2 million; iii) EDESA Ps. 131.1 million; and iv) EDESAL Ps. 37,5 million.

As of the issuance date of these financial statements, Edenor has initiated the proceedings aimed at obtaining authorization from the corresponding control authorities.

Acquisition of Shares of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 31, 2011, the Company accepted an offer to acquire, hold to the fulfillment of certain previous conditions and to the obtaining of the regulatory approbations, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.3% of the share capital of TGS. The total agreed price is US$29 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20. Other financial statement information

The following tables present additional financial statement disclosures:

a.          Fixed assets, net

b.          Investments

c.          Intangible assets

d.          Other non-current assets

e.          Goodwill

f.           Allowances and provisions

g.          Cost of sales

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values
	At the beginning of the year	Increases for the year	Increases / Disposals (1)	Disposals	Transfers	At the end of the year

Land	11,168,272	3,500	(1,173,761)	-	-	9,998,011
Properties	196,317,781	10,399	-	(2,634,000)	14,405,914	208,100,094
High, medium and low voltage lines	2,018,019,063	-	-	(2,334,000)	143,422,000	2,159,107,063
Substations	821,009,153	-	-	-	111,931,000	932,940,153
Transforming chamber and platforms	479,885,433	-	-	(543,000)	45,774,000	525,116,433
Meters	450,820,000	-	-	-	66,029,000	516,849,000
High-voltage lines	371,349,773	490,716	-	-	899,673	372,740,162
Electricity equipment of transmission	316,574,351	469,820	-	-	13,835,766	330,879,937
Aerial and semi-heavy equipment	10,855,559	31,250	-	-	212,060	11,098,869
Laboratory and maintenance	3,870,938	280,693	-	-	42,720	4,194,351
Generation equipment and machinery	583,204,262	7,459,076	(2,990,281)	(705,412)	17,820,030	604,787,675
Vehicles	23,446,403	5,867,507	(72,498)	(4,056,098)	86,097	25,271,411
Furniture and fixtures and software equipment	53,136,172	12,084,417	(28,231)	(3,484,469)	101,695	61,809,584
Communication equipments	81,447,038	133,827	-	-	8,319,126	89,899,991
Materials and spare parts	91,358,910	20,723,125	-	(7,928,204)	(969,867)	103,183,964
Tools	14,347,209	2,571,848	-	(4,109,885)	222,784	13,031,956
Work in progress	947,411,267	664,333,480	-	(29,586,255)	(171,557,138)	1,410,601,354
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	436,238,312	9,886,610	-	(116,254,049)	(250,574,860)	79,296,013
Total as of 12.31.10	6,917,993,808	724,346,268	(4,264,771)	(171,635,372)	-	7,466,439,933
Total as of 12.31.09	5,865,316,882	1,075,624,901	130,654,158	(169,837,358)	-	6,901,758,583

Account	Depreciation				12.31.10	12.31.09
	At the beginning of the year	Disposals (2)	Amount for the year	Accumulated at the end of the year	Net book value	Net book value

Land	-	-	-	-	9,998,011	11,168,272
Properties	(21,273,387)	465,000	(8,326,348)	(29,134,735)	178,965,359	175,044,394
High, medium and low voltage lines	(209,195,374)	1,548,000	(93,274,585)	(300,921,959)	1,858,185,104	1,808,823,689
Substations	(65,549,901)	-	(33,834,737)	(99,384,638)	833,555,515	755,459,252
Transforming chamber and platforms	(41,621,697)	237,000	(21,216,087)	(62,600,784)	462,515,649	438,263,736
Meters	(59,121,664)	-	(30,871,251)	(89,992,915)	426,856,085	391,698,336
High-voltage lines	(47,653,852)	-	(17,782,782)	(65,436,634)	307,303,528	323,695,921
Electricity equipment of transmission	(36,656,057)	-	(14,647,092)	(51,303,149)	279,576,788	279,918,294
Aerial and semi-heavy equipment	(2,433,414)	-	(452,436)	(2,885,850)	8,213,019	8,422,145
Laboratory and maintenance	(1,612,772)	-	(296,077)	(1,908,849)	2,285,502	2,258,166
Generation equipment and machinery	(81,072,688)	58,316	(36,173,767)	(117,188,139)	487,599,536	502,131,574
Vehicles	(5,964,775)	2,207,012	(4,824,904)	(8,582,667)	16,688,744	17,481,628
Furniture and fixtures and software equipment	(29,706,091)	2,546,496	(13,274,326)	(40,433,921)	21,375,663	23,430,081
Communication equipments	(17,071,827)	-	(7,706,337)	(24,778,164)	65,121,827	64,375,211
Materials and spare parts	-	-	-	-	103,183,964	91,358,910
Tools	(6,370,587)	1,418,219	(1,819,198)	(6,771,566)	6,260,390	7,976,622
Work in progress	-	-	-	-	1,410,601,354	947,411,267
Work and compulsory work performed	(1,535,021)	-	(415,149)	(1,950,170)	5,583,742	5,998,891
Advances to suppliers	-	-	-	-	79,296,013	436,238,312
Total as of 12.31.10	(626,839,107)	8,480,043	(284,915,076)	(903,274,140)	6,563,165,793	6,291,154,701
Total as of 12.31.09	(360,644,794)	6,875,552	(273,069,865)	(626,839,107)	6,274,919,476

(1)       As of December 31, 2010, correspond to disposals of fixed assets for the discontinuation of consolidation of Ingentis. As of December 31, 2009, corresponds to increases of fixed assets for the consolidation of Inversora Ingentis and Endisa.

(2)       As of December 31, 2010, include $ 29,660 for the discontinuation of consolidation of Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

     b. Investments

	As of December 31, 2010	As of December 31, 2009

Short-term Investments
Time deposits (1)	32,120,518	151,093,231
Government securities	319,368,115	118,986,605
Corporate securities (2)	139,616,231	8,569,652
Mutual funds	158,138,052	100,104,152
Shares in other companies	224,530,777	69,235,994
Trusts (3)	18,621,566	19,707,602
Restricted bank accounts (4)	69,143,552	-
Total short-term investments	961,538,811	467,697,236

Long-term Investments
Shares in other companies	66,680	78,013,153
Restricted bank accounts (4)	-	92,252,872
Trusts	415,000	408,000
Total long-term investments	481,680	170,674,025

(1) Include restricted availability assets for Ps. 100,945,728, as of December 31, 2009.

(2) Include restricted availability assets for Ps. 20,530,827 as of December 31, 2010.

(3) Include restricted availability assets for Ps. 18,621,566 and Ps. 19,707,602 as of December 31, 2010 and 2009, respectively.

(4).Include restricted availability assets for Ps. 69,143,552 and Ps. 92,252,872 as of December 31, 2010 and 2009, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets

Main Account	Original values
	At the begining of the year	Increases for the year	Increases / Disposals (1)	Disposals (1)	Transfers	At the end of the year
Concession contract	335,368,056	-	-	-	-	335,368,056
Organization expenses	6,467,908	-	(6,427,576)	(29,629)	-	10,703
Trademarks and patents	5,000	-	-	(5,000)	-	-
Intangibles identificable in acquisitions	24,524,452	-	-	-	-	24,524,452
Total as of 12.31.10	366,365,416	-	(6,427,576)	(34,629)	-	359,903,211
Total as of 12.31.09	363,116,648	29,628	3,219,140	-	-	366,365,416

Main Account	Accumulated depreciation
	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value as of 12.31.10	Net book value as of 12.31.09
Concession contract	(61,016,498)	-	(18,741,050)	(79,757,548)	255,610,508	274,351,558
Organization expenses	(10,703)	-	-	(10,703)	-	6,457,205
Trademarks and patents	-	5,000	(5,000)	-	-	5,000
Intangibles identificable in acquisitions	(7,773,702)	-	(4,154,954)	(11,928,656)	12,595,796	16,750,750
Total as of 12.31.10	(68,800,903)	5,000	(22,901,004)	(91,696,907)	268,206,304	297,564,513
Total as of 12.31.09	(45,998,252)	-	(22,802,651)	(68,800,903)	297,564,513

(1) As of December 31, 2010, correspond to disposals of intangible assets for the discontinuation of consolidation of Ingentis. As of December 31, 2009, corresponds to increases of intangible assets for the consolidation of Inversora Ingentis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

d. Other non-current assets

Main Account	Original values
	At the begining of the year	Increases for the year	Increases for acquisition	Disposals	Transfers	At the end of the year
Fourth line proyect	186,898,350	-	-	-	-	186,898,350
Total as of 12.31.10	186,898,350	-	-	-	-	186,898,350
Total as of 12.31.09	186,898,350	-	-	-	-	186,898,350

Main Account	Accumulated depreciation
	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value as of 12.31.10	Net book value as of 12.31.09
Fourth line proyect	(73,879,669)	-	(22,732,206)	(96,611,875)	90,286,475	113,018,681
Total as of 12.31.10	(73,879,669)	-	(22,732,206)	(96,611,875)	90,286,475	113,018,681
Total as of 12.31.09	(28,415,257)	-	(22,732,206)	(51,147,463)	135,750,887

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Accumulated amortization	Net book value as of	Net book value as of
			12.31.10	12.31.09

CIE (1)	183,380,415	(49,450,023)	133,930,392	148,513,848
CTG (7)	(2,171,469)	869,579	(1,301,890)	(1,539,334)
DESA (3)	444,667,068	(17,411,667)	427,255,401	432,612,836
Edenor (8)	(7,654,093)	195,009	(7,459,084)	(7,557,000)
IEASA (3)	22,784,530	(892,190)	21,892,340	22,166,870
Inversora Ingentis (5)	-	-	-	(23,422,864)
Inversora Diamante (4)	10,999,115	(2,607,193)	8,391,922	9,007,846
Inversora Nihuiles (4)	(745,689)	181,243	(564,446)	(607,094)
Powerco (2)	5,639,499	(1,309,009)	4,330,490	4,657,742
Transelec (6)	(16,657,506)	2,886,847	(13,770,659)	(14,580,505)
Total as of 12.31.10	640,241,870	(67,537,404)	572,704,466
Total as of 12.31.09	616,106,915	(46,854,570)		569,252,345

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of Central Piedra Buena, CIE’s subsidiary.

(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, subsidiary of Powerco at acquisition date.

(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract.

(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of Hidroeléctrica Los Nihuiles and Hidroeléctrica Diamante, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(5) As of December 31, 2009, it includes the negative goodwill related to the portion attributable to nonmonetary assets identified upon acquiring an additional interest. As of December 31, 2010, such goodwill was reversed as mentioned Note 2 to the consolidated financial statements.

(6) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the assets subject to depreciation of the acquired companies.

(7) Principally corresponds to the negative goodwill recognized by Loma de la Lata under the acquisition of CTG´s shares. Useful life has been estimated at 11 years based on the remaining useful life of the assets subject to depreciation of CTG.

(8) Corresponds to a negative goodwill registered by EASA related to the acquisition of own shares from Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Allowances and provisions

	Balances at the beginning of the year	Increases	Decreases	Balances at the end of the year

Deducted from current assets
Allowance for doubtful accounts	27,227,660	16,728,424	(11,725,645)	32,230,439
Allowance for other receivables	7,977,377	6,339,114	-	14,316,491
Total allowances deducted from current assets as of 12.31.10	35,205,037	23,067,538	(11,725,645)	46,546,930
Total allowances deducted from current assets as of 12.31.09	43,820,629	25,765,809	(34,381,401)	35,205,037

Deducted from non-current assets
Allowance for doubtful accounts	404,795	-	-	404,795
Allowance for other receivables	30,837,105	12,426,178	(5,068)	43,258,215
Total allowances deducted from non-current assets as of 12.31.10	31,241,900	12,426,178	(5,068)	43,663,010
Total allowances deducted from non-current assets as of 12.31.09	4,438,900	26,803,000	-	31,241,900

Included in current liabilities
Provision for contingencies	62,813,000	3,756,586	(8,593,000)	57,976,586
Total provision included in current liabilities as of 12.31.10	62,813,000	3,756,586	(8,593,000)	57,976,586
Total provision included in current liabilities as of 12.31.09	52,756,000	15,500,000	(5,443,000)	62,813,000

Included in non-current liabilities
Provision for contingencies	17,729,148	1,122,690	(7,525,333)	11,326,505
Total provision included in non-current liabilities as of 12.31.10	17,729,148	1,122,690	(7,525,333)	11,326,505
Total provision included in non-current liabilities as of 12.31.09	51,710,559	2,556,589	(36,538,000)	17,729,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Cost of sales

	For the years ended December 31,
	2010	2009

Inventory at the beginning of the year	46,121,259	48,468,279
Purchase of fuel and energy	1,780,624,898	1,386,884,485
Expenses for generation, transmission and distribution	2,195,581,985	1,801,143,162
Holding gain on inventory	(4,043,038)	1,771,572
Inventory at the end of the year	(30,317,274)	(46,121,259)
Cost of sales	3,987,967,830	3,192,146,239

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	12.31.10				12.31.09

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets

Current assets

Cash and banks	US$	29,891,010	3.936	117,651,015	133,744,948
	EUR	46,021	5.219	240,189	238,851
	CHF	-	-	-	128
	R$	-	-	-	829,297
	US	37,678	0.196	7,377	5,737

Investments	US$	179,534,745	3.936	706,648,755	208,431,257
	EUR	-	-	-	59,910
	R$	-	-	-	3,450

Trade receivables	US$	6,285,155	3.936	24,738,369	24,528,920
	R$	-	-	-	3,461,200

Other receivables	US$	5,827,344	3.936	22,936,427	51,143,500
	EUR	1,963,021	5.219	10,245,203	585,268
	R$	-	-	-	1,339,291
	US	11,737	0.196	2,298	-

Total Current assets				882,469,633	424,371,757

Non-current assets

Trade receivables	US$	25,741	3.936	101,315	368,766

Other receivables	US$	2,557,247	3.936	10,065,326	295,818
	R$	-	-	-	938,188

Fixed assets	US$	3,496,427	3.936	13,761,936	6,947,011

Investments	US$	-	-	-	92,252,872

Total Non-current assets				23,928,577	100,802,655
Total Assets				906,398,210	525,174,412

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

  CHF: Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps..”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	12.31.10				12.31.09

	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	9,093,791	3.976	36,156,915	86,905,238
	EUR	751,580	5.273	3,962,781	5,593,852
	CHF	317,185	-	1,346,691	400,000
	R$	-	-	-	1,375,490
	US	960	0.196	188	-

Financial debt	US$	50,936,300	3.976	202,522,729	51,685,782
	R$	-	-	-	63,572

Salaries and social security payable	R$	-	-	-	1,235,963
	US	715,102	0.196	140,011	99,424

Taxes payable	R$	-	-	-	513,123

Other liabilities	US$	340,308	3.976	1,353,066	7,636,847
	EUR	-	-	-	49,000
	R$	-	-	-	787,746
	US	-	-	-	1,802

Total Current liabilities				245,482,381	156,347,839

Non-current liabilities

Accounts payable	US$	78,631	3.976	312,637	356,129

Financial debt	US$	416,448,047	3.976	1,655,797,436	1,684,239,787

Taxes payable	R$	-	-	-	656,899

Provisions	US$	-	-	-	238,313

Total Non-current liabilities				1,656,110,073	1,685,491,128
Total Liabilities				1,901,592,454	1,841,838,967

    US$: U.S. Dollars

    EUR: Euros

    R$: Brazilian Reais

    US: Uruguayan Pesos

    CHF : Swiss Francs

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation/ Transmission/ Distribution	Selling	Administration	For the years ended December 31,
				2010	2009
Salaries and social security	482,431,767	72,308,862	153,967,509	708,708,138	550,230,962
Fees and compensation for services	137,004,737	60,591,267	71,334,903	268,930,907	246,903,030
Directors and Sindycs' fees	-	-	19,746,780	19,746,780	16,829,097
Reserve for Directors' options	-	-	8,945,352	8,945,352	11,061,342
Depreciation of fixed assets	264,561,858	4,343,803	16,009,415	284,915,076	273,069,865
Amortization of intangible assets	22,896,004	-	5,000	22,901,004	22,802,651
Amortization of other assets	22,732,206	-	-	22,732,206	22,732,206
Transport of energy	17,512,813	-	-	17,512,813	22,742,332
Gas consumption	404,255,623	-	-	404,255,623	354,485,466
Purchase of energy	420,623,125	-	-	420,623,125	308,563,670
Fuel consumption	243,436,728	-	152,769	243,589,497	94,937,708
Material and spare parts consumption	63,738,998	662,000	2,815,247	67,216,245	95,605,491
Maintenance	25,300,358	-	1,300,934	26,601,292	35,170,963
Royalties and fees	26,878,106	-	-	26,878,106	25,630,430
Doubtful accounts	-	21,619,424	-	21,619,424	(1,243,193)
Transport and per diem	8,540,266	51,067	4,521,926	13,113,259	12,201,878
Rental and insurance	23,829,541	664,620	32,633,867	57,128,028	47,896,238
Surveillance and security	11,898,809	491,000	4,009,083	16,398,892	10,093,303
Taxes, rates and contributions	5,657,712	26,659,315	12,752,455	45,069,482	38,467,979
Communication	7,128,763	11,534,038	4,876,294	23,539,095	18,368,716
Advertising and promotion	-	205,174	18,910,388	19,115,562	17,811,790
Office expenses	474,394	115,127	2,156,161	2,745,682	1,714,232
Other	6,680,177	10,797,828	12,697,638	30,175,643	32,478,966
Total as of 12.31.10	2,195,581,985	210,043,525	366,835,721	2,772,461,231
Total as of 12.31.09	1,801,143,162	154,663,071	302,748,889		2,258,555,122

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Pampa Energía S.A.

We have audited the accompanying consolidated balance sheets of Pampa Energía S.A. (hereinafter, Pampa) as of December 31, 2010 and 2009, the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pampa and its subsidiaries  at December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 9, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.